UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number 000-32085

ALLSCRIPTS HEALTHCARE SOLUTIONS, INC.

(Exact name of registrant as specified in its charter)

Delaware	**36-4392754**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

222 Merchandise Mart Plaza, Suite 2024, Chicago, IL 60654
(Address of principal executive offices and zip code)

(866) 358-6869
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange on which Registered
Common Stock, par value $0.001 per share	**The NASDAQ Stock Market LLC**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding twelve months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of "accelerated filer", "large accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common stock held by non-affiliates of the registrant based upon the closing sale price of the Common Stock on June 30, 2007, the last business day of the registrant's most recently completed second fiscal quarter, as reported by Nasdaq National Market, was approximately $1,416,900,000.

The number of outstanding shares of the registrant's Common Stock as of February 15, 2008 was 56,908,319.

Documents Incorporated by Reference: Portions of the Proxy Statement for the 2008 annual stockholders' meeting are incorporated by reference into Part III.

ALLSCRIPTS HEALTHCARE SOLUTIONS, INC.
TABLE OF CONTENTS TO
2007 ANNUAL REPORT ON FORM 10-K

Allscripts Healthcare Solutions, Inc. was incorporated in the state of Delaware. In this report, "we," "us," "our" and "Allscripts" refer to Allscripts Healthcare Solutions, Inc. and its wholly owned subsidiaries as of December 31, 2007, unless the context indicates otherwise. Our trademarks or service marks include Allscripts with logo®, EmSTAT™, Physician Relationship Management Platform™, HealthMatics®, Impact.MD®, Physicians Interactive®, TouchChart™, TouchScript®, TouchWorks®, NEPSI℠, Canopy® and eRx NOW™. Other trademarks, service marks and trade names referred to in this report, or documents incorporated or incorporated by reference herein or therein, are the property of their respective owners.

Safe Harbor for Forward-Looking Statements

This report contains forward-looking statements that involve risks and uncertainties, including those discussed under the caption "Risk Factors." We develop forward-looking statements by combining currently available information with our beliefs and assumptions. These statements relate to future events, including our future performance, and some of these statements can be identified by the use of forward-looking terminology such as "believe," "expect," "anticipate," "intend," "contemplate," "seek," "plan," "estimate," "will," "may," "should" and the negative or other variations of those terms or comparable terminology or by discussion of strategy, plans or intentions. Forward-looking statements do not guarantee future performance, which may be materially different from that expressed in, or implied by, any such statements. You should not rely upon these statements as facts.

We make these statements under the protection afforded by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Because we cannot predict all of the risks and uncertainties that may affect us, or control the ones we do predict, these risks and uncertainties can cause our results to differ materially from the results we express in our forward-looking statements. We undertake no obligation to, and expressly disclaim any such obligation to, update or revise any forward-looking statements to reflect changed assumptions, the occurrence of anticipated or unanticipated events, changes to future results over time or otherwise.

PART I

Item 1. Business

Company Overview

Allscripts Healthcare Solutions, Inc. is a leading provider of clinical software, connectivity and information solutions that physicians use to improve the quality of healthcare. Our businesses provide innovative solutions that inform physicians with just right, just in time information, connect physicians to each other and to the entire community of care, and transform healthcare, improving both the quality and efficiency of care. The software and related services segment of our business provides clinical software solutions, including electronic health record ("EHR"), electronic prescribing ("e-prescribing"), practice management, emergency department information system ("EDIS"), hospital care management solutions, and document imaging solutions. Our information services segment, through our Physicians Interactive business unit, provides clinical education and information solutions for physicians and patients. The prepackaged medications segment of our business provides prepackaged medication fulfillment solutions, which includes both medications and software for dispensing and inventory control.

On December 31, 2007, we acquired Extended Care Information Network, Inc. ("ECIN"), a privately held company and leading provider of hospital care management and discharge planning software. The ECIN acquisition combines two industry leaders in care management and enables Allscripts to connect another key component of the healthcare delivery system—the exchange of patient information between hospital case managers, physicians outside the hospital, and the growing number of post-acute care facilities nationwide. ECIN's web-based "software as a service" solutions automate and streamline the entire care management process in hospitals, from admission through discharge, resulting in increased productivity, improved patient throughput and better outcomes. ECIN has a client base of more than 500 hospitals and nearly 5,500 post-acute care facilities—nursing homes, assisted living and other facilities to whom hospitals refer patients in need of long-term care or short-term residential-based rehabilitation. Along with Allscripts existing Canopy care management solution, the acquisition gives us one of the largest installed bases of care management clients in the nation, with nearly 700 combined hospitals, as well as one of the largest networks of post-acute care facilities. Both care management solutions are deployed using an application service provider (ASP) model designed for rapid implementation with minimal use of hospital IT support staff.

Clinical Solutions

EHR/Practice Management Physician Practice Solutions. EHR solutions automate the collection and management of clinical data, allowing physician practice groups to enter, organize, and effectively utilize secure patient chart information at the point of care. EHR solutions also streamline practice-wide clinical workflow and communication and help physicians manage lab orders, results and other data. EHR solutions can improve healthcare quality and reduce costs by preventing medical errors, reducing paperwork and reducing administrative inefficiencies. Practice management systems automate administrative workflow, including scheduling, patient billing and collection and claims management. Practice management systems improve the efficiency of operations within a physician practice, particularly the financial aspects of the practice related to billing and reimbursement.

Hospital Emergency Department Solutions. Hospital emergency department information systems automate emergency room processes, including patient registration, triage, tracking and reporting. Hospital emergency department information systems enable hospitals to better manage patient flow and emergency department activity.

Hospital Care Management Solutions. Hospital care management programs automate processes related to case management, quality management and utilization management. Care management programs help hospitals manage length of stay, billing and claims processing, and patient care resources. The benefits of these solutions to hospitals include enhanced financial performance and improved patient outcomes. We believe there is relatively low penetration of care management solutions in the hospital market, and that there is a significant opportunity for us to penetrate this market. Another key element of the care management process is arranging for the transfer of patients to post-acute facilities. We believe that there is a significant opportunity for our ECIN clinical information solutions within this market, in part because the federal government and other stakeholders are moving towards requiring the automation of Medicare patient information exchanged between hospitals and the providers to whom they refer discharged patients.

Physicians Interactive

Clinical education and information solutions programs link physicians with pharmaceutical companies, medical product suppliers and health plans through e-mail, surveys, and online interactive programs. These web-based programs, often referred to as e-Detailing, use interactive sessions to provide product information and clinical education to physicians. Pharmaceutical companies leverage e-Detailing to assist in the marketing and sales efforts for their products. We believe that there is a significant opportunity for our clinical education and information solutions within this market. We believe that one of the drivers in this market is the growing need for pharmaceutical companies to communicate with physicians in more efficient and cost-effective ways. As more physicians access online resources, we believe that pharmaceutical companies are increasingly seeking to communicate with physicians directly through this highly effective channel. Our physicians interactive business unit offers electronic marketing and educational programs to pharmaceutical companies, and delivers these programs to a network of physicians nationwide through an interactive web-based platform.

Medication Solutions

The market for the sale of prepackaged medications to physicians for on-site dispensing includes medications distributed for occupational health, workers compensation, urgent care and bariatric facilities. On-site dispensing offers provider organizations an opportunity to improve financial performance by adding an incremental source of revenue and reducing expenses related to prescription transmission, billing and processing. From a patient perspective, the dispensing of medications at the point of care provide an increased level of convenience, privacy and treatment compliance, whether in the physician's office, at a clinic or at the patient's place of employment.

Our Competitive Strengths

We believe that the following competitive strengths are the keys to our success:

First-Class Technologies That Enable Industry-Leading Solutions

We have been an innovator in the development and adoption of clinical solutions. We believe our clinical solutions provide the following advantages:

- **Accessibility.** Physicians can instantly access our web-based clinical solutions from a variety of locations, including the exam room, hospital, office or home. With our EHR solutions, physicians can easily perform such important tasks as dictation and charge capturing in an offline mode and immediately transfer those files once reconnected to the network. Our solutions run on personal digital assistants, tablet PCs, desktop workstations and other wireless devices.
- **Connectivity.** Our clinical solutions connect physicians to the valuable, objective information they need prior to, during and after the care process, enabling physicians to provide higher quality care and do so more cost effectively. We also provide efficiency to other participants in the care continuum by linking them to the physician.
- **Paperless Innovation.** Our document imaging and scanning solutions allow even the largest organizations to manage information and documentation in a paperless environment and provide optical character recognition technology to rapidly retrieve information within the EHR.

- **Wireless Leadership.** Using wireless handheld devices or desktop workstations, we believe that we have accelerated the use in healthcare of a wireless platform, automating all of the most common physician activities, including prescribing, capturing charges, dictating, ordering lab tests, viewing lab results, providing patient education and taking clinical notes.
- **Interoperability.** Our products are designed to operate with existing installed systems, in both ambulatory and acute settings.
- **Modularity.** The ability to implement individual modules of certain of our solutions enables physicians to start with the tools that solve their most pressing needs and provides an opportunity for a rapid return on investment.
- **Award-Winning and Certified Solutions.** Our clinical software solutions have garnered numerous industry accolades and honors. In 2007, the prestigious *KLAS Top 20: Year-End 2007 Report*, a closely watched industry measure of product and service performance, ranked Allscripts TouchWorks Electronic Health Record (EHR) first among EHR applications for practices with between 26 and 100 physicians. Allscripts HealthMatics ED emergency department information system (EDIS) and HealthMatics EHR also ranked highly, placing Allscripts in the top three in the major segments in which it competes. Our TouchWorks and HealthMatics EHRs are certified by the Certification Commission for Healthcare Information Technology ("CCHIT") and our e-prescribing solutions have attained SureScripts advanced certification for pharmacy interoperability. Also, in 2007, Fortune Magazine named Allscripts 23rd among the fastest growing companies in the nation, one of only seven companies in the healthcare sector. Likewise, in 2007, one Allscripts customer was recognized as HIMSS Physician of the Year and two customers received Malcolm Baldridge Quality Award, America's highest honor for performance excellence.

Significant Installed Base

Over 40,000 physicians and thousands more healthcare professionals in over 4,000 clinics and 700 hospitals nationwide have selected our EHR and hospital-based solutions. Our significant installed base, including some of the country's most prestigious medical groups and hospitals in the nation, serves as a reference source for our prospective clients who are interested in purchasing an EHR or hospital solution.

Breadth of Product and Service Offering

We are a leading provider of clinical software, connectivity and information solutions that physicians use to improve the delivery and quality of healthcare. Our suite of clinical software solutions includes electronic health records, e-prescribing, and personal health records, encompassing virtually all of the most common functions performed by a physician at the point of care. Our product offerings also include an integrated practice management solution for physician groups, as well as EDIS for hospital emergency departments, and care management solutions for hospitals.

Sales and Marketing

We have experienced sales executives with extensive industry expertise. In the clinical solutions business unit, we primarily sell directly to our customers through our sales force. We also have targeted direct sales forces for our physicians interactive and our medication services business units. As of December 31, 2007, we employed 146 full-time sales and marketing employees.

Products and Services

Clinical Solutions

Our clinical solutions business units provide the following clinical software solutions:

- **TouchWorks Electronic Health Record** is an award-winning EHR solution designed to enhance physician productivity using Tablet PCs, wireless handheld devices, or a desktop workstation for the purpose of automating the most common physician activities, including prescribing, dictating, ordering lab tests and viewing results, documenting clinical encounters and capturing charges, among others. TouchWorks has the functionality to handle the complexities of large physician practices, while also addressing the needs of mid-sized physician practice groups. Our Touchworks EHR is certified by CCHIT.

- **TouchWorks PM** is a practice management system that streamlines administrative aspects of physician practices, including patient scheduling, electronic remittances, electronic claims submission and electronic statement production. This system also provides multiple resource scheduling, instant reporting and referral tracking. Our electronic data interchange solution facilitates statement management processing, claims management processing, electronic remittances and appointment reminders.

- **HealthMatics EHR** is an electronic health record solution targeted at small to mid-sized physician practice groups. Like our TouchWorks EHR, this solution automates the most common physician activities, such as prescribing, clinical reporting, ordering lab tests and viewing results, and capturing charges. We also offer a disaster recovery solution that safeguards data and provides remote application access in the event of a failure at the primary system site. Our HealthMatics EHR is also certified by CCHIT.

- **HealthMatics Ntierprise** is a practice management system that streamlines administrative aspects of physician practices, including patient scheduling, electronic remittances, electronic claims submission and electronic statement production. This system, which provides the engine for TouchWorks Practice Management, also provides multiple resource scheduling, instant reporting and referral tracking. Our electronic data interchange solution facilitates statement management processing, claims management processing, electronic remittances and appointment reminders.

- **TouchScript** is an e-prescribing solution that physicians can access via the Internet to quickly, safely and securely prescribe medications, check for drug interactions, access medication histories, review drug reference information and send prescriptions directly to a pharmacy or mail order facility. TouchScript can be a starting point for medical groups to seamlessly transition over time to a complete EHR.

- **eRx NOW** is an easy-to-use, web-based e-prescribing solution that is safe, secure, requires no downloading and no new hardware. The eRx NOW solution offers all of the functionality of TouchScript in an Application Service Provider ("ASP") model that is accessible by the Internet on computers, handheld devices and cell phones. The software is being offered free of charge to every prescriber in America in furtherance of the National ePrescribing Patient Safety Initiative, a collaborative initiative introduced and led by us to enhance patient safety and reduce preventable medication errors. Like TouchScript, eRx NOW can be a starting point for medical groups to seamlessly transition over time to a complete EHR.

- **Impact.MD** provides an electronic repository for all patient record information including patient charts, office notes, lab results, explanation of benefits and referral letters among other paper based documents. As with TouchScript and eRx NOW, Impact.MD can be a starting point for medical groups seeking to seamlessly transition over time to a complete EHR.

- **HealthMatics ED and EmSTAT** are emergency department information systems designed to manage patient flow through the emergency department by tracking patient location, activity and outstanding orders and procedures. These solutions guide emergency clinicians in entering consistent, complete and efficient documentation on patients and provide shareable, real-time, mobile access to patient information from registration to discharge.

- **Canopy** is a web-based software solution that streamlines the patient care management process. Canopy automates utilization, case, discharge and quality management processes relating to patient hospital visits. These systems are based on an ASP model designed to provide ease of use and minimal IT staff involvement at the hospital.

- **ECIN**, like Canopy, automates the patient utilization and case management processes for hospitals while generating an immediate return on investment by improving length of stay and revenue recovery. ECIN also improves hospital throughput by automating patient referrals to post acute-care facilities, eliminating costly, manual communications. Additionally, extended-care providers benefit from ECIN by electronically receiving referrals from hospitals, and electronically communicating their ability to accept the patient. We intend to combine the best elements of Canopy and ECIN in a new Allscripts Care Management product.

Physicians Interactive

Our physicians interactive business unit provides the following key solutions:

- **Physicians Interactive** is a web-based solution that connects physicians with pharmaceutical companies, medical device manufacturers and biotech companies. One element of this solution, often referred to as e-Detailing, uses interactive sessions to provide clinical education and information to physicians about medical products and disease states. This promotes more informed decision-making, increased efficiency and ultimately higher quality patient care. Other elements of the Physicians Interactive offerings include e-surveys, clinical updates, resource centers, key opinion leader materials and other physician relationship management services.
- **Physician Relationship Management Platform ("PRMP")** provides pharmaceutical companies with a turnkey system to build an electronic dialogue and manage ongoing relationships with physicians. The PRMP incorporates a full suite of online tools, including campaign management, physician communication and education and sample and sales representative requests, as well as e-Detailing opportunities. All of these tools are driven through a sophisticated physician-centric database that dynamically delivers customized information according to physician preferences.

Medication Services

Our medication services business unit provides point-of-care medication management and medical supply solutions for physicians and other healthcare providers. With approximately 9,000 physician customers nationwide, our solutions enable physician groups, including occupational health, workers compensation, urgent care and bariatric facilities, to dispense medications at the point of care. Our medication repackaging solutions offer provider organizations an opportunity to improve financial performance by adding an incremental source of revenue and reducing expenses related to prescription transmission, billing and processing. From a patient perspective, our medication repackaging solutions provide an increased level of convenience, privacy and treatment compliance.

Research and Development

As of December 31, 2007, we had 209 employees in research and development. In addition, we engage the services of approximately 67 dedicated development professionals in India. The primary purposes of our research and development groups are to develop new features and enhancements to our respective solutions, ensure that our solutions comply with continually evolving regulatory requirements and create additional opportunities to connect our systems to the healthcare community.

For the year ended December 31, 2007, we spent approximately 12% of our software and services revenue on related research and product development. Our clinical solutions business unit capitalizes software development costs incurred from the time technological feasibility of the software is established until the software is available for general release. Non-capitalizable research and development costs and other computer software maintenance costs related to software development are expensed as incurred.

Competition

The market for our products and services is fragmented, intensely competitive and is characterized by rapidly evolving industry standards, technology and user needs and the frequent introduction of new products and services. Some of our competitors may be more established, benefit from greater name recognition and have substantially greater financial, technical, and marketing resources than us. We compete on the basis of several factors, including:

- breadth and depth of services;
- reputation;
- reliability, accuracy and security;
- client service;
- price; and
- industry expertise and experience.

Clinical Solutions

Our industry is intensely competitive and rapidly evolving in terms of both technology and product standards. There are numerous companies that offer EHR and practice management products and the marketplace remains fragmented. We face competition from several types of organizations, including providers of practice management solutions, ambulatory and acute EHR solutions and enterprise-wide application solutions.

Our key competitors in the EHR and practice management markets include Athenahealth Inc. Cerner Corporation, eClinicalWorks Inc., Eclipsys Corp, Epic Systems Corporation, GE, iMedica Corporation, McKesson Corporation, Misys Healthcare Systems, Picis, Inc., Quality Systems,Inc., Sage Software, Inc., The Trizetto Group, Inc., and Wellsoft Corporation.

Our key competitors in the EDIS market include MedHost, Meditech, Picis and WellSoft. In the care management market, primary competitors include eDischarge, Maxsys Ltd., Meditech, Midas+ and ProviderLink.

New safe harbors to the federal Anti-Kickback Statute and corresponding exceptions to the federal Stark law may alter the competitive landscape, as such new safe harbors and exceptions allow hospitals and certain other donors to donate certain items and services used in electronic prescription systems and electronic health records systems. These new safe harbors and exceptions are intended to accelerate the adoption of electronic prescription systems and electronic health records systems, and therefore provide new and attractive opportunities for us to work with hospitals and other donors who wish to provide our clinical solutions to physicians. At the same time, such safe harbors and exceptions may result in increased competition from providers of acute EHR solutions, whose hospital customers may seek to donate their existing acute EHR solutions to physicians for use in ambulatory settings. However, as of December 31, 2007, we have not experienced significant competition from acute EHR solutions, as physician groups seem to prefer an EHR designed specifically for the ambulatory market.

Physicians Interactive

We compete with several types of organizations, including clinical information and education providers, such as disease state management companies, full service e-marketing companies, companies who provide e-Detailing software, and the in-house efforts of our clients, including health plans, pharmacy benefit managers and pharmaceutical companies. Our key competitors include Aptilon Inc., Dendrite International, Inc., Lathian Systems, Inc., Quintiles Transnational Corp. Ventiv Health, Inc. and WebMD Corporation.

Medication Services

Our competitors include other medication repackaging service and bulk pharmaceutical distributors. Our key competitors in this segment include Cardinal Health, Inc., Dispensing Solutions, Inc., DRx (a wholly owned subsidiary of Purkinje, Inc.), McKesson Corporation, PD-Rx Pharmaceuticals, Inc., Pharmapac, Physicians Total Care, Inc., Southwood Pharmaceuticals, Inc. and various other regional distributors.

Strategic Alliances

Our key strategic relationships include the following:

- **IDX.** We have a strategic alliance agreement with IDX and General Electric ("GE") that was entered into with IDX in January 2001 and amended on January 18, 2006. The amended agreement with IDX and GE, which runs through July 2012, supports the ongoing integration and compatibility of the Allscripts and IDX products.
- **Medem.** Allscripts has a strategic partnership with Medem, Inc., a physician-patient communications network, founded and governed by the American Medical Association and 45 leading medical societies. Allscripts and Medem collaborate on distribution and expansion of interactive e-health solutions to physicians and their patients, with a focus on secure personal health records for patients, connecting to selected information from Allscripts' electronic health record and e-prescribing solutions. Medem also provides personal interactive health records for patients, customizable web sites for physician practices with integrated HIPAA-compliant secure email, fee-based online clinical consultation software, and trusted, award-winning clinical content from America's leading medical societies.

Employees

As of December 31, 2007, we employed 1,155 persons on a full-time basis, including 236 in customer service and support, 146 in sales and marketing, 57 in production and warehousing, 209 in product development, 333 in product deployment, and 174 in general and administrative. None of our employees is covered by a collective bargaining agreement or is represented by a labor union.

Backlog

At December 31, 2007 and 2006, our aggregate backlog for our software and information services segments totaled approximately $275 million and $211 million, respectively. Approximately $97 million to $102 million of our ending 2007 backlog is not expected to be realized during 2008. Our backlog information excludes our prepackaged medications segment due to the short-term nature of a prepackaged medication order and also excludes contracted maintenance beyond a twelve month horizon.

Financial Information About Segments

Financial information about our three segments is described in Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Available Information

Our website address is www.allscripts.com. Information on our website is not incorporated by reference herein. Copies of our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K and any amendments to those reports, as well as Section 16 reports filed by our insiders, are available free of charge on our website as soon as reasonably practicable after we file the reports with, or furnish the reports to, the Securities and Exchange Commission.

Item 1A. Risk Factors

You should carefully consider the risks and uncertainties described below and other information in this report. These are not the only risks and uncertainties that we face. Additional risks and uncertainties that we do not currently know about or that we currently believe are immaterial may also harm our business operations. If any of these risks or uncertainties occurs, it could have a material adverse effect on our business.

Risks Related to Our Business

If physicians and hospitals do not accept our products and services, or delay in deciding whether to purchase our products and services, our business, financial condition and results of operations will be adversely affected.

Our business model depends on our ability to sell our products and services. Acceptance of our products and services requires physicians and hospitals to adopt different behavior patterns and new methods of conducting business and exchanging information. We cannot assure you that physicians and hospitals will integrate our products and services into their workflow or that participants in the healthcare market will accept our products and services as a replacement for traditional methods of conducting healthcare transactions. Achieving market acceptance for our products and services will require substantial sales and marketing efforts and the expenditure of significant financial and other resources to create awareness and demand by participants in the healthcare industry. If we fail to achieve broad acceptance of our products and services by physicians, hospitals and other healthcare industry participants or if we fail to position our services as a preferred method for information management and pharmaceutical healthcare delivery, our business, financial condition and results of operations will be adversely affected.

If we are unable to successfully integrate businesses we acquire, our ability to expand our product and service offerings and our customer base may be limited.

In order to expand our product and service offerings and grow our business by reaching new customers, we may continue to acquire businesses that we believe are complementary. The successful integration of acquired businesses, including ECIN and A4, is critical to our success. Such acquisitions, including both the ECIN and A4 acquisitions, involve numerous risks, including difficulties in the assimilation of the operations, services, products and personnel of the acquired company, the diversion of management's attention from other business concerns, entry into markets in which we have little or no direct prior experience, the potential loss of the acquired company's key employees and our inability to maintain the goodwill of the acquired businesses. If we fail to successfully integrate acquired businesses or fail to implement our business strategies with respect to these acquisitions, we may not be able to achieve projected results or support the amount of consideration paid for such acquired businesses.

The successful implementation of our acquisition strategy depends on our ability to identify suitable acquisition candidates, acquire companies on acceptable terms, integrate their operations and technology successfully with our own and maintain the goodwill of the acquired business. We are unable to predict whether or when any prospective acquisition candidate will become available or the likelihood that any acquisition will be completed. Moreover, in pursuing acquisition opportunities, we may compete for acquisition targets with other companies with similar growth strategies. Some of these competitors may be larger and have greater financial resources than we have. Competition for these acquisition targets could also result in increased prices of acquisition targets.

Our business will be harmed if we are unable to enter into and maintain relationships with IDX customers.

In 2001, we entered into a 10-year strategic alliance agreement with IDX pursuant to which we and IDX agreed to coordinate product development and align our respective marketing processes. Under this agreement,

IDX had granted us the exclusive right to market, sell, license and distribute ambulatory point-of-care and clinical EHR solutions to IDX customers. On January 4, 2006, IDX was acquired by GE and on January 18, 2006, we, IDX and GE amended and restated our strategic alliance agreement. Under this amended agreement, the exclusivity provisions of the original agreement were modified such that, in addition to our solutions, GE may market its Centricity electronic health record ambulatory solution to IDX customers. These exclusivity provisions expired on July 18, 2007 and IDX is no longer required to market our solutions to its customers. We have historically generated a significant portion of our bookings from IDX customers. If we are unable to compete effectively against the Centricity product or are otherwise unable to maintain sales to IDX customers at the levels we have historically experienced, our revenues may decrease and our results of operations may be significantly harmed.

Under the amended agreement, we and IDX will continue to cooperate with respect to installation and implementation of one another's products for common IDX and Allscripts customers and in the provision of customer support services to ensure that such products remain interoperable. If the amended agreement is terminated for any reason, or if IDX and GE were to fail to fulfill their obligations under the amended agreement, we would lose the benefits of the amended agreement, which could harm our business, financial condition and results of operations.

We also have a cross license and software maintenance agreement with IDX pursuant to which we granted IDX a non-exclusive, non-cancelable and non-terminable license to use, market and sublicense certain of our software combined with IDX products, and IDX granted us a non-exclusive, non-cancelable and non-terminable license to use, market and sublicense certain IDX software for use with our products. If the amended agreement is terminated, we will not have access to certain IDX software, harming our ability to integrate our services with IDX systems and provide real-time data synchronization. This may make our systems less desirable to IDX customers and could harm our business, financial condition and results of operations.

It is difficult to predict the sales cycle and implementation schedule for our healthcare software solutions and physician education services.

The duration of the sales cycle and implementation schedule for our healthcare software solutions and physician education services depends on a number of factors, including the nature and size of the potential customer and the extent of the commitment being made by the potential customer, which is difficult to predict. Our sales and marketing efforts with respect to hospitals and large healthcare organizations generally involve a lengthy sales cycle due to these organizations' complex decision-making processes. Additionally, in light of increased government involvement in healthcare, and related changes in the operating environment for healthcare organizations, our current and potential customers may react by curtailing or deferring investments, including those for our services. If potential customers take longer than we expect to decide whether to purchase our solutions, our selling expenses could increase and our revenues could decrease, which could harm our business, financial condition and results of operations. If customers take longer than we expect to implement our solutions, our recognition of related revenue would be delayed, which would adversely affect our business, financial condition and results of operations.

Competition for our employees is intense, and we may not be able to attract and retain the highly skilled employees we need to support our business.

Our ability to provide high-quality services to our clients depends in large part upon our employees' experience and expertise. We must attract and retain highly qualified personnel with a deep understanding of the healthcare and healthcare information technology industries. We compete with a number of companies for experienced personnel and many of these companies, including clients and competitors, have greater resources than we have and may be able to offer more attractive terms of employment. In addition, we invest significant time and expense in training our employees, which increases their value to clients and competitors who may seek to recruit them and increases the costs of replacing them. If we fail to retain our employees, the quality of our services could diminish and this could have a material adverse effect on our business, financial condition and results of operations.

If we lose the services of our key personnel, we may be unable to replace them, and our business, financial condition and results of operations could be adversely affected.

Our success largely depends on the continued skills, experience, efforts and policies of our management and other key personnel and our ability to continue to attract, motivate and retain highly qualified employees. In particular, the services of Glen E. Tullman, our Chairman and Chief Executive Officer, are integral to the execution of our business strategy. If one or more of our key employees leaves our employment, we will have to find a replacement with the combination of skills and attributes necessary to execute our strategy. Because competition for skilled employees is intense, and the process of finding qualified individuals can be lengthy and expensive, we believe that the loss of the services of key personnel could adversely affect our business, financial condition and results of operations. We cannot assure you that we will continue to retain such personnel. We do not maintain keyman insurance for any of our key employees.

If we are unable to successfully introduce new products or services or fail to keep pace with advances in technology, our business, financial condition and results of operations will be adversely affected.

The successful implementation of our business model depends on our ability to adapt to evolving technologies and industry standards and introduce new products and services. We cannot assure you that we will be able to introduce new products on schedule, or at all, or that such products will achieve market acceptance. Moreover, competitors may develop competitive products that could adversely affect our results of operations. A failure by us to introduce planned products or other new products or to introduce these products on schedule could have an adverse effect on our business, financial condition and results of operations.

If we cannot adapt to changing technologies, our products and services may become obsolete, and our business could suffer. Because the Internet and healthcare information markets are characterized by rapid technological change, we may be unable to anticipate changes in our current and potential customers' requirements that could make our existing technology obsolete. Our success will depend, in part, on our ability to continue to enhance our existing products and services, develop new technology that addresses the increasingly sophisticated and varied needs of our prospective customers, license leading technologies and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. The development of our proprietary technology entails significant technical and business risks. We may not be successful in using new technologies effectively or adapting our proprietary technology to evolving customer requirements or emerging industry standards, and, as a result, our business could suffer.

Our business depends in part on and will continue to depend in part on our ability to establish and maintain additional strategic relationships.

To be successful, we must continue to maintain our existing strategic relationships and establish additional strategic relationships with leaders in a number of healthcare and healthcare information technology industry segments. This is critical to our success because we believe that these relationships contribute towards our ability to:

- extend the reach of our products and services to a larger number of physicians and hospitals and to other participants in the healthcare industry;
- develop and deploy new products and services;
- further enhance the Allscripts brand; and
- generate additional revenue and cash flows.

Entering into strategic relationships is complicated because strategic partners may decide to compete with us in some or all of our markets. In addition, we may not be able to maintain or establish relationships with key participants in the healthcare industry if we conduct business with their competitors. We depend, in part, on our strategic partners' ability to generate increased acceptance and use of our products and services. If we lose any of these strategic relationships or fail to establish additional relationships, or if our strategic relationships fail to benefit us as expected, we may not be able to execute our business plan, and our business, financial condition and results of operations may suffer.

Future acquisitions may result in potentially dilutive issuances of equity securities, the incurrence of indebtedness and increased amortization expense.

Future acquisitions may result in potentially dilutive issuances of equity securities. In addition, future acquisitions may result in the incurrence of debt, the assumption of known and unknown liabilities, the write off of software development costs and the amortization of expenses related to intangible assets, all of which could have an adverse effect on our business, financial condition and results of operations. We have taken, and, if an impairment occurs, could take, charges against earnings in connection with acquisitions.

If our products fail to perform properly due to undetected errors or similar problems, our business could suffer.

Complex software such as ours often contains undetected defects or errors. It is possible that such errors may be found after introduction of new software or enhancements to existing software. We continually introduce new solutions and enhancements to our solutions, and, despite testing by us, it is possible that errors might occur in our software. If we detect any errors before we introduce a solution, we might have to delay deployment for an extended period of time while we address the problem. If we do not discover software errors that affect our new or current solutions or enhancements until after they are deployed, we would need to provide enhancements to correct such errors. Errors in our software could result in:

- harm to our reputation;
- lost sales;
- delays in commercial release;
- product liability claims;
- delays in or loss of market acceptance of our solutions;
- license terminations or renegotiations; and
- unexpected expenses and diversion of resources to remedy errors.

Furthermore, our customers might use our software together with products from other companies. As a result, when problems occur, it might be difficult to identify the source of the problem. Even when our software does not cause these problems, the existence of these errors might cause us to incur significant costs, divert the attention of our technical personnel from our solution development efforts, impact our reputation and cause significant customer relations problems.

Our future success depends upon our ability to grow, and if we are unable to manage our growth effectively, we may incur unexpected expenses and be unable to meet our customers' requirements.

We will need to expand our operations if we successfully achieve market acceptance for our products and services. We cannot be certain that our systems, procedures, controls and existing space will be adequate to support expansion of our operations. Our future operating results will depend on the ability of our officers and key employees to manage changing business conditions and to implement and improve our technical, administrative, financial control and reporting systems. We may not be able to expand and upgrade our systems and infrastructure to accommodate these increases. Difficulties in managing any future growth could have a significant negative impact on our business, financial condition and results of operations because we may incur unexpected expenses and be unable to meet our customers' requirements.

Our failure to compete successfully could cause our revenue or market share to decline.

The market for our products and services is fragmented, intensely competitive and is characterized by rapidly evolving industry standards, technology and user needs and the frequent introduction of new products and services. Some of our competitors may be more established, benefit from greater name recognition and have substantially greater financial, technical and marketing resources than us. Moreover, we expect that competition will continue to increase as a result of consolidation in both the information technology and healthcare industries. If one or more of our competitors or potential competitors were to merge or partner with one of our competitors, the change in the competitive landscape could adversely affect our ability to compete effectively. We compete on the basis of several factors, including:

- breadth and depth of services;
- reputation;
- reliability, accuracy and security;
- client service;
- price; and
- industry expertise and experience.

Our clinical solutions business unit's principal competitors include Athenahealth Inc., Cerner Corporation, eClinicalWorks Inc., Eclipsys Corp. Epic Systems Corporation, GE, iMedica Corporation, McKesson Corporation, Misys Healthcare Systems, Picis, Inc., Quality Systems, Inc., Sage Software, Inc., The Trizetto Group, Inc., and Wellsoft Corporation.

Our key competitors in the EDIS market include MedHost, Meditech, Picis and WellSoft. In the care management market, primary competitors include eDischarge, Maxsys Ltd., Meditech, Midas+ and ProviderLink.

Our physicians interactive business unit's principal competitors include Aptilon Inc., Dendrite International, Inc., Lathian Systems, Inc., Quintiles Transnational Corp. Ventiv Health, Inc. and WebMD Corporation. We also face competition from clinical information and education providers, such as disease state management companies, full service e-marketing companies, companies who provide electronic detailing software, and the in-house efforts of our clients, including health plans, pharmacy benefit managers, and pharmaceutical companies.

Our medication services business unit's principal competitors include Cardinal Health, Inc., Dispensing Solutions, Inc. DRx (a wholly owned subsidiary of Purkinje, Inc.), McKesson Corporation, PD-Rx Pharmaceuticals, Inc., Pharmapac, Physicians Total Care, Inc., Southwood Pharmaceuticals, Inc. and various other regional distributors. We also face competition from providers of other medication repackaging service and bulk pharmaceutical distributors.

There can be no assurance that we will be able to compete successfully against current and future competitors or that the competitive pressures that we face will not materially adversely affect our business, financial condition and results of operations.

Our business depends on our intellectual property rights, and if we are unable to protect them, our competitive position may suffer.

Our business plan is predicated on our proprietary systems and technology and physician education products. Accordingly, protecting our intellectual property rights is critical to our continued success and our ability to maintain our competitive position. We protect our proprietary rights through a combination of trademark, trade secret and copyright law, confidentiality agreements and technical measures. We generally do not have any patents on our technology. We generally enter into non-disclosure agreements with our employees and consultants and limit access to our trade secrets and technology. We cannot assure you that the steps we have taken will prevent misappropriation of our technology. Misappropriation of our intellectual property would have an adverse effect on our competitive position. In addition, we may have to engage in litigation in the future to enforce or protect our intellectual property rights or to defend against claims of invalidity, and we may incur substantial costs and the diversion of management's time and attention as a result.

If we are deemed to infringe on the proprietary rights of third parties, we could incur unanticipated expense and be prevented from providing our products and services.

We are and may continue to be subject to intellectual property infringement claims as the number of our competitors grows and our applications' functionality overlaps with competitive products. We do not believe that we have infringed or are infringing on any proprietary rights of third parties. However, claims are occasionally asserted against us, and we cannot assure you that infringement claims will not be asserted against us in the future. Also, we cannot assure you that any such claims will be unsuccessful. We could incur substantial costs and diversion of management resources defending any infringement claims. Furthermore, a party making a claim against us could secure a judgment awarding substantial damages, as well as injunctive or other equitable relief that could effectively block our ability to provide products or services. In addition, we cannot assure you that licenses for any intellectual property of third parties that might be required for our products or services will be available on commercially reasonable terms, or at all.

Factors beyond our control could cause interruptions in our operations, which would adversely affect our reputation in the marketplace and our business, financial condition and results of operations.

To succeed, we must be able to operate our systems without interruption. Certain of our communications and information services are provided through our third-party service providers. Our operations are vulnerable to interruption by damage from a variety of sources, many of which are not within our control, including without limitation: (1) power loss and telecommunications failures; (2) software and hardware errors, failures or crashes; (3) computer viruses and similar disruptive problems; and (4) fire, flood and other natural disasters.

Any significant interruptions in our services would damage our reputation in the marketplace and have a negative impact on our business, financial condition and results of operations.

We may be liable for use of data we provide.

We provide data for use by healthcare providers in treating patients. Third-party contractors provide us with most of this data. If this data is incorrect or incomplete, adverse consequences, including death, may occur and give rise to product liability and other claims against us. In addition, certain of our solutions provide applications that relate to patient clinical information, and a court or government agency may take the position that our delivery of health information directly, including through licensed practitioners, or delivery of information by a third party site that a consumer accesses through our websites, exposes us to personal injury liability, or other liability for wrongful delivery or handling of healthcare services or erroneous health information. While we maintain product liability insurance coverage in an amount that we believe is sufficient for our business, we cannot assure you that this coverage will prove to be adequate or will continue to be available on acceptable terms, if at all. A claim brought against us that is uninsured or under-insured could harm our business, financial condition and results of operations. Even unsuccessful claims could result in substantial costs and diversion of management resources.

If our security is breached, we could be subject to liability, and customers could be deterred from using our services.

The difficulty of securely transmitting confidential information over the Internet has been a significant barrier to engaging in sensitive communications over the Internet. Our business relies on using the Internet to transmit confidential information. We believe that any well-publicized compromise of Internet security may deter people from using the Internet for these purposes and from using our system to conduct transactions that involve transmitting confidential healthcare information.

It is also possible that third parties could penetrate our network security or otherwise misappropriate patient information and other data. If this happens, our operations could be interrupted, and we could be subject to possible liability and regulatory action. We may need to devote significant financial and other resources to protect against security breaches or to alleviate problems caused by breaches. We could face financial loss, litigation and other liabilities to the extent that our activities or the activities of third-party contractors involve the storage and transmission of confidential information like patient records or credit information.

If we are unable to obtain additional financing for our future needs, our ability to respond to competitive pressures may be impaired and our business, financial condition and results of operations could be adversely affected.

We cannot be certain that additional financing will be available to us on favorable terms, or at all. If adequate financing is not available or is not available on acceptable terms, our ability to fund our expansion, take advantage of potential acquisition opportunities, develop or enhance services or products, or respond to competitive pressures would be significantly limited.

If our content and service providers fail to perform adequately, our reputation in the marketplace and our business, financial condition and results of operations could be adversely affected.

We depend on independent content and service providers for many of the benefits we provide through our clinical software and our physician education applications and services, including the maintenance of managed care pharmacy guidelines, drug interaction reviews and the routing of transaction data to third-party payers. If our services are interrupted as a result of any problems with our providers, our reputation in the marketplace could be damaged, which would have an adverse effect on our business, financial condition and results of operations. We may have no means of replacing content or services on a timely basis or at all if they are inadequate or in the event of a service interruption or failure.

We also rely on independent content providers for the majority of the clinical, educational and other healthcare information that we provide. In addition, we depend on our content providers to deliver high quality content from reliable sources and to continually upgrade their content in response to demand and evolving healthcare industry trends. If these parties fail to develop and maintain high quality, attractive content, the value of our brand and our business, financial condition and results of operations could be impaired.

If we are forced to reduce our prices, our business, financial condition and results of operations could suffer.

We may be subject to pricing pressures with respect to our future sales arising from various sources, including practices of managed care organizations, Internet pharmacies, including those operating in Canada and other countries outside the United States, and government action affecting pharmaceutical reimbursement under Medicare. Our customers and the other entities with which we have a business relationship are affected by changes in regulations and limitations in governmental spending for Medicare and Medicaid programs. Recent government actions could limit government spending for the Medicare and Medicaid programs, limit payments to hospitals and other providers and increase emphasis on competition and other programs that potentially could have an adverse effect on our customers and the other entities with which we have a business relationship. If our pricing experiences significant downward pressure, our business will be less profitable and our results of operations would be adversely affected. In addition, because cash from sales funds some of our working capital requirements, reduced profitability could require us to raise additional capital sooner than we would otherwise need.

If we are unable to maintain existing relationships and create new relationships with managed care payers, our business, financial condition and results of operations will be adversely affected.

We rely on managed care organizations to reimburse our physician customers for prescription medications dispensed in their offices. While many of the leading managed care payers and pharmacy benefit managers currently reimburse our physicians for in-office dispensing, none of these payers is under a long-term obligation to do so. If we are unable to increase the number of managed care payers that reimburse for in-office dispensing, or if some or all of the payers who currently reimburse physicians decline to do so in the future, utilization of our products and services would decrease and, therefore, our business, financial condition and results of operations will be adversely affected.

If we incur costs exceeding our insurance coverage in lawsuits pending against us or that are brought against us in the future, it could adversely affect our business, financial condition and results of operations.

We are a defendant in lawsuits arising in the ordinary course of business. In the event we are found liable in any lawsuits filed against us, and if our insurance coverage were inadequate to satisfy these liabilities, it could have an adverse effect on our business, financial condition and results of operations.

If our principal supplier of medications fails or is unable to perform its contract with us, we may be unable to meet our commitments to our customers.

We currently purchase a majority of the medications that we repackage from AmerisourceBergen. If we do not meet certain minimum purchasing requirements, AmerisourceBergen may increase the prices that we pay under this agreement, in which case we would have the option to terminate the agreement. Although we believe that there are a number of other sources of supply of medications, if AmerisourceBergen fails or is unable to perform under our agreement, particularly at certain critical times during the year, we may be unable to meet our commitments to our customers, and our relationships with our customers could suffer.

Our failure to license and integrate third-party technologies could harm our business.

We depend upon licenses for some of the technology used in our solutions from third-party vendors, including Microsoft, and intend to continue licensing technologies from third parties. These technologies might not continue to be available to us on commercially reasonable terms or at all. Most of these licenses can be renewed only by mutual consent and may be terminated if we breach the terms of the license and fail to cure the breach within a specified period of time. Our inability to obtain any of these licenses could delay development until equivalent technology can be identified, licensed and integrated, which would harm our business, financial condition and results of operations.

Most of our third-party licenses are non-exclusive and our competitors may obtain the right to use any of the technology covered by these licenses and use the technology to compete directly with us. Our use of third-party technologies exposes us to increased risks, including, but not limited to, risks associated with the integration of new technology into our solutions, the diversion of our resources from development of our own proprietary technology and our inability to generate revenue from licensed technology sufficient to offset associated acquisition and maintenance costs. In addition, if our vendors choose to discontinue support of the licensed technology in the future or are unsuccessful in their continued research and development efforts, we might not be able to modify or adapt our own solutions.

If we do not maintain and expand our business with our existing customers, our business, financial condition and results of operations could be adversely affected.

Our business model depends on the success of our efforts to sell additional products and services to our existing customers. For example, certain of our clinical solutions business unit customers initially purchase one or a limited number of our modules. These customers might choose not to expand their use of or purchase additional modules. In addition, as we deploy new applications and features for our existing solutions or introduce new solutions and services, our current customers could choose not to purchase these new offerings. If we fail to generate additional business from our current customers, our revenue could grow at a slower rate or even decrease.

Risks Related to Our Industry

We are subject to a number of existing laws, regulations and industry initiatives, non-compliance with certain of which could shut down our operations or otherwise adversely affect our business, financial condition and results of operations, and we are susceptible to a changing regulatory environment.

As a participant in the healthcare industry, our operations and relationships, and those of our customers, are regulated by a number of federal, state and local governmental entities. The impact of this on us is direct, to the extent we are ourselves subject to these laws and regulations, and is also indirect in that, in a number of situations, even though we may not be directly regulated by specific healthcare laws and regulations, our products must be capable of being used by our customers in a manner that complies with those laws and regulations. Inability of our customers to do so could affect the marketability of our products or our compliance with our customer contracts, or even expose us to direct liability on a theory that we had assisted our customers in a violation of healthcare laws or regulations. Because our business relationships with physicians are unique, and the healthcare technology industry as a whole is relatively young, the application of many state and federal regulations to our business operations and to our customers is uncertain. Indeed, there are federal and state fraud and abuse laws, including anti-kickback laws and limitations on physician referrals, and laws related to off-label promotion of prescription drugs that may be directly or indirectly applicable to our operations and relationships or the business practices of our customers. It is possible that a review of our business practices or those of our customers by courts or regulatory authorities could result in a determination that could adversely affect us. In addition, the healthcare regulatory environment may change in a way that restricts our existing operations or our growth. The healthcare industry is expected to continue to undergo significant changes for the foreseeable future, which could have an adverse effect on our business, financial condition and results of operations. We cannot predict the effect of possible future legislation and regulation.

Specific risks include, but are not limited to, risks relating to:

- ***Patient Information.*** As part of the operation of our business, our customers provide to us patient-identifiable medical information related to the prescription drugs that they prescribe and other aspects of patient treatment. Government and industry legislation and rulemaking, especially the Health Insurance Portability and Accountability Act of 1996 (HIPAA), and standards and requirements published by industry groups such as the Joint Commission on Accreditation of Healthcare Organizations, require the use of standard transactions, standard identifiers, security and other standards and requirements for the transmission of certain electronic health information. National standards and procedures under HIPAA include the "*Standards for Electronic Transactions and Code Sets*" (the Transaction Standards); the "*Security Standards*" (the Security Standards); and the "*Standards for Privacy of Individually Identifiable Health Information*" (the Privacy Standards). The Transaction Standards require the use of specified data coding, formatting and content in all specified "Health Care Transactions" conducted electronically. The Security Standards require the adoption of specified types of security for healthcare information. The Privacy Standards grant a number of rights to individuals as to their identifiable confidential medical information (called Protected Health Information) and restrict the use and disclosure of Protected Health Information by Covered Entities, defined as "health care providers, health care payers, and health care clearinghouses." Generally, the HIPAA standards directly affect Covered Entities. We have reviewed our activities and believe that we are a Covered Entity to the extent that we maintain a "group health plan" for the benefit of our employees. Such a plan, even if not a separate legal entity from us as its sponsor, is included in the HIPAA definition of Covered Entities. We have taken steps we believe to be appropriate and required to bring our group health plan into compliance with HIPAA. We do not believe that we are a Covered Entity as a health care provider or as a health care clearinghouse; however, the definition of a health care clearinghouse is broad and we cannot offer any assurance that we could not be considered a health care clearinghouse under HIPAA or that, if we are determined to be a healthcare clearinghouse, the consequences would not be adverse to our business, financial condition and results of operations. In addition, the Privacy and Security Standards affect third parties that create, access, or receive Protected Health Information in order to perform a function or activity on behalf of a Covered Entity. Such third parties are called "Business Associates." Covered Entities must have a written "Business Associate Agreement" with such third parties, containing specified written satisfactory assurances, consistent with the Privacy and Security standards, that the third party will safeguard Protected Health Information that it creates or accesses and will fulfill other material obligations to support the Covered Entity's own HIPAA compliance. Most of our customers are Covered Entities, and we function in many of our relationships as a Business Associate of those customers. We would face liability under our Business Associate Agreements if we do not comply with our Business Associate obligations. In addition, the federal agencies with enforcement authority have taken the position that a Covered Entity can be subject to HIPAA civil penalties and sanctions for a breach of a Business Associate Agreement. The penalties for a violation of HIPAA by a Covered Entity are significant and could have an adverse impact upon our business, financial condition and results of operations, if such penalties ever were imposed. Additionally, Covered Entities will be required to adopt a unique standard National Provider Identifier (NPI) for use in filing and processing health care claims and other transactions. Subject to the discussion set forth above, we believe that the principal effects of HIPAA are, first, to require that our systems be capable of being operated by our customers in a manner that is compliant with the various HIPAA standards and, second, to require us to enter into and comply with Business Associate Agreements with our Covered Entity customers. For most Covered Entities, the deadlines for compliance with the Privacy Standards and the Transaction Standards occurred in 2003. Covered Entities, with the exception of small health plans (as that term is defined by the Privacy Standards), were required to be in compliance with the Security Standards by April 20, 2005 and to use NPIs in standard transactions no later than the compliance dates, which was May 23, 2007 for all but small health plans and is one year later for small health plans. We have policies and procedures that we believe assure compliance with all federal and state confidentiality requirements for the handling of Protected Health Information that we receive and with our obligations under Business Associate Agreements. In particular, we believe that our systems and products are capable of being used by our customers in compliance with the Transaction Standards and Security Standards and are, or will be, capable of being used by our customers in compliance with the NPI requirements. If, however, we do not follow those procedures and policies, or they are not sufficient to prevent the unauthorized disclosure of Protected Health Information, we could be subject to liability, fines and lawsuits, termination of our customer contracts or our operations could be shut down. Moreover, because all HIPAA Standards are subject to change or interpretation and because certain other HIPAA Standards, not discussed above, are not yet published, we cannot predict the full future impact of HIPAA on our business and operations. In the event that the HIPAA standards and compliance requirements change or are interpreted in a way that requires any material change to the way in which we do business, our business, financial condition and results of operations could be adversely affected. Additionally, certain state laws are not preempted by HIPAA and may impose independent obligations upon our customers or us. Additional legislation governing the acquisition, storage and transmission or other dissemination of health record information and other personal information, including social security numbers, has been proposed at both the state and federal level. Such legislation may require holders of such information to implement additional security, reporting or other measures that may require substantial expenditures and may impose liability for a failure to comply with such requirements. In many cases, such proposed state legislation includes provisions that are not preempted by HIPAA. There can be no assurance that changes to state or federal laws will not materially restrict the ability of providers to submit information from patient records using our products and services.

- *Electronic Prescribing.* The use of our software by physicians to perform a variety of functions, including electronic prescribing, electronic routing of prescriptions to pharmacies and dispensing, is governed by state and federal law, including fraud and abuse laws. States have differing prescription format requirements, which we have programmed into our software. Many existing laws and regulations, when enacted, did not anticipate methods of e-commerce now being developed. While federal law and the laws of many states permit the electronic transmission of prescription orders, the laws of several states neither specifically permit nor specifically prohibit the practice. Given the rapid growth of electronic transactions in healthcare, and particularly the growth of the Internet, we expect the remaining states to directly address these areas with regulation in the near future. In addition, on November 7, 2005, the Department of Health and Human Services published its final "E-Prescribing and the Prescription Drug Program" regulations (E-Prescribing Regulations). These regulations are required by the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (MMA) and became effective beginning on January 1, 2006. The E-Prescribing Regulations consist of detailed standards and requirements, in addition to the HIPAA standards discussed above, for prescription and other information transmitted electronically in connection with a drug benefit covered by the MMA's Prescription Drug Benefit. These standards cover not only transactions between prescribers and dispensers for prescriptions but also electronic eligibility and benefits inquiries and drug formulary and benefit coverage information. The standards apply to prescription drug plans participating in the MMA's Prescription Drug Benefit. Aspects of our clinical products are affected by such regulation because of the need of our customers to comply, as discussed above. Compliance with these regulations could be burdensome, time-consuming and expensive. We also could become subject to future legislation and regulations concerning the development and marketing of healthcare software systems. For example, regulatory authorities such as the U.S. Department of Health and Human Services' Center for Medicare and Medicaid Services may impose functionality standards with regard to electronic prescribing and EHR technologies. These could increase the cost and time necessary to market new services and could affect us in other respects not presently foreseeable.
- *Electronic Health Records.* A number of important federal and state laws govern the use and content of electronic health record systems, including fraud and abuse laws that may affect the donation of such technology. As a company that provides EHR systems to a variety of providers of healthcare, our systems and services must be designed in a manner that facilitates our customers' compliance with these laws. Because this is a topic of increasing state and federal regulation, we must continue to monitor legislative and regulatory developments that might affect our business practices as they relate to EHR systems. We cannot predict the content or effect of possible future regulation on our business practices. Also, as described above, our TouchWorks EHR and HealthMatics EHR are certified by CCHIT as meeting CCHIT's certification standards for functionality, interoperability and security. Our failure to maintain CCHIT certification or otherwise meet industry standards would adversely impact our business.
- *Claims Transmission.* Our system electronically transmits claims for prescription medications dispensed by physicians to patients' payers for immediate approval and reimbursement. Federal law provides that it is both a civil and a criminal violation for any person to submit, or cause to be submitted, a claim to any payer, including, without limitation, Medicare, Medicaid and all private health plans and managed care plans, seeking payment for any services or products that overbills or bills for items that have not been provided to the patient. We have in place policies and procedures that we believe assure that all claims that are transmitted by our system are accurate and complete, provided that the information given to us by our customers is also accurate and complete. If, however, we do not

follow those procedures and policies, or they are not sufficient to prevent inaccurate claims from being submitted, we could be subject to liability. As discussed above, the HIPAA Transaction Standards and the HIPAA Security Standards also affect our claims transmission services, since those services must be structured and provided in a way that supports our customers' HIPAA compliance obligations. Furthermore, to the extent that there is some type of security breach it could have a material adverse effect.

- ***Medical Devices.*** The U.S. Food and Drug Administration (FDA) has promulgated a draft policy for the regulation of computer software products as medical devices under the 1976 Medical Device Amendments to the Federal Food, Drug and Cosmetic Act. To the extent that computer software is a medical device under the policy, we, as a manufacturer of such products, could be required, depending on the product, to register and list our products with the FDA; notify the FDA and demonstrate substantial equivalence to other products on the market before marketing such products; or obtain FDA approval by demonstrating safety and effectiveness before marketing a product. Depending on the intended use of a device, the FDA could require us to obtain extensive data from clinical studies to demonstrate safety or effectiveness or substantial equivalence. If the FDA requires this data, we would be required to obtain approval of an investigational device exemption before undertaking clinical trials. Clinical trials can take extended periods of time to complete. We cannot provide assurances that the FDA will approve or clear a device after the completion of such trials. In addition, these products would be subject to the Federal Food, Drug and Cosmetic Act's general controls, including those relating to good manufacturing practices and adverse experience reporting. Although it is not possible to anticipate the final form of the FDA's policy with regard to computer software, we expect that the FDA is likely to become increasingly active in regulating computer software intended for use in healthcare settings regardless of whether the draft is finalized or changed. The FDA can impose extensive requirements governing pre- and post-market conditions like service investigation, approval, labeling and manufacturing. In addition, the FDA can impose extensive requirements governing development controls and quality assurance processes.

- ***e-Detailing.*** Our pharmaceutical and medical device clients use physicians interactive e-Detailing programs to provide physicians with valuable and up-to-date information about various medications and medical products, as well as to collect feedback from physician opinion leaders and other experts. Pharmaceutical marketing activities are subject to various federal and state regulatory and compliance initiatives, including an industry-sponsored ethics initiative developed by the Pharmaceutical Research and Manufacturers of America (PhRMA Code) and the final Compliance Program Guidance for Pharmaceutical Manufacturers issued on April 28, 2003 by the HHS Office of Inspector General (OIG). Such initiatives, some of which are required and some of which are voluntary, articulate concerns, recommendations and standards concerning a variety of pharmaceutical product marketing activities and issues, including e-Detailing, kickbacks, discounts, switching arrangements, research/consulting/ advisory payments, relationships with other healthcare providers, including physicians, and gifts/ entertainment/other remuneration. Additionally, as a sender of electronic mail in connection with some of our educational programs, we are subject to the CAN-SPAM Act of 2003 and other state and federal laws regulating senders of electronic mail for commercial purposes. We believe that our programs and activities comply with applicable federal and state laws and regulations and are consistent with PhRMA Code and OIG initiatives. However, if our physician educational programs were found to be conducted in a manner inconsistent with such federal and state laws, regulations or initiatives, or if we are required to materially change the way in which we do business in order to conform with such laws, regulations and initiatives, our business, financial condition and results of operations would be adversely affected.

- ***Licensure and Physician Dispensing.*** As a repackager and distributor of drugs, we are subject to regulation by and licensure with the FDA, the Drug Enforcement Agency (DEA) and various state agencies that regulate wholesalers or distributors. Among the regulations applicable to our repackaging operation are the FDA's "good manufacturing practices." We are subject to periodic inspections of our facilities by regulatory authorities to confirm that we have policies and procedures in place in order to comply with applicable legal requirements. Because the FDA's good manufacturing practices were designed to govern the manufacture, rather than the repackaging, of drugs, we face legal uncertainty concerning the application of some aspects of these regulations and of the standards that the FDA will enforce. If we do not maintain all necessary licenses, or the FDA decides to substantially modify the manner in which it has historically enforced its good manufacturing practice regulations against drug repackagers or the FDA or DEA finds any violations during one of their periodic inspections, we could be subject to liability, and our operations could be shut down. In addition to registration/licensure and "good manufacturing practices" compliance issues, federal and certain state laws require recordkeeping and a drug pedigree when a company is involved in the distribution of prescription drugs. Under the pedigree requirements, each person who is engaged in the wholesale distribution of a prescription drug in interstate commerce, who is not the manufacturer or an authorized distributor of record for that drug, must provide to the person who receives the drug, a pedigree for that drug. A drug pedigree is a statement of origin that identifies each prior sale, purchase, or trade of a drug. State laws in this area are not consistent with respect to their requirements, and thus the company needs to carefully monitor legal developments in this area. To the extent we are found to violate any applicable federal or state law related to drug pedigree requirements, any such violation could adversely affect our business.

- While physician dispensing of medications for profit is allowed in most states, it is limited in a few states. It is possible that certain states may enact further legislation or regulations prohibiting, restricting or further regulating physician dispensing. Similarly, while in a July 2002 Opinion the American Medical Association's Council on Ethical and Judicial Affairs (CEJA) provides, in relevant part, that "Physicians may dispense drugs within their office practices provided such dispensing primarily benefits the patient," the American Medical Association has historically taken inconsistent positions on physician dispensing. Past reports of the CEJA have opposed the in-office sale of health-related products by physicians, and it is possible that the CEJA may in the future oppose the in-office sale of health-related products by physicians. Any such state legislative prohibitions or CEJA opposition of physician dispensing could adversely affect our business, financial condition and results of operations.

- Congress enacted significant prohibitions against physician self-referrals in the Omnibus Budget Reconciliation Act of 1993. This law, commonly referred to as "Stark II," applies to physician dispensing of outpatient prescription drugs that are reimbursable by Medicare or Medicaid. Stark II, however, includes an exception for the provision of in-office ancillary services, including a physician's dispensing of outpatient prescription drugs, provided that the physician meets specified requirements. We believe that the physicians who use our system or dispense drugs distributed by us are aware of these requirements, but we do not monitor their compliance and have no assurance that the physicians are in material compliance with Stark II. If it were determined that the physicians who use our system or dispense pharmaceuticals purchased from us were not in compliance with Stark II, it could have an adverse effect on our business, financial condition and results of operations.

- As a distributor of prescription drugs to physicians, we are subject to the federal anti-kickback statute, which applies to Medicare, Medicaid and other state and federal programs. The federal anti-kickback statute prohibits the solicitation, offer, payment or receipt of remuneration in return for referrals or the purchase, or in return for recommending or arranging for the referral or purchase, of goods, including drugs, covered by the programs. The federal anti-kickback statute provides a number of statutory exceptions and regulatory "safe harbors" for particular types of transactions. We believe that our arrangements with our customers are in material compliance with the anti-kickback statute and relevant safe harbors. Many states have similar fraud and abuse laws, and we believe that we are in material compliance with those laws. If, however, it were determined that we, as a distributor of prescription drugs to physicians, were not in compliance with the federal anti-kickback statute, we could be subject to liability, and our operations could be curtailed. Moreover, if the activities of our customers or other entity with which we have a business relationship were found to constitute a violation of the federal anti-kickback law and we, as a result of the provision of products or services to such customer or entity, were found to have knowingly participated in such activities, we could be subject to sanction or liability under such laws, including civil and/or criminal penalties, as well as exclusion from government health programs. As a result of exclusion from government health programs, neither products nor services could be provided to any beneficiaries of any federal healthcare program.

Increased government involvement in healthcare could adversely affect our business.

U.S. healthcare system reform under the Medicare Prescription Drug, Improvement and Modernization Act of 2003, and other initiatives at both the federal and state level, could increase government involvement in healthcare, lower reimbursement rates and otherwise change the business environment of our customers and the other entities with which we have a business relationship. While no federal price controls are included in the Medicare Prescription Drug, Improvement and Modernization Act, any legislation that reduces physician incentives to dispense medications in their offices could adversely affect physician acceptance of our products. We cannot predict whether or when future healthcare reform initiatives at the federal or state level or other initiatives affecting our business will be proposed, enacted or implemented or what impact those initiatives may have on our business, financial condition or results of operations. Our customers and the other entities with which we have a business relationship could react to these initiatives and the uncertainty surrounding these proposals by curtailing or deferring investments, including those for our products and services. Additionally, government regulation could alter the clinical workflow of physicians, hospitals and other healthcare participants, thereby limiting the utility of our products and services to existing and potential customers and curtailing broad acceptance of our products and services. Further examples of government involvement could include requiring the standardization of technology relating to EHR's, providing customers with incentives to adopt EHR solutions or developing a low-cost government sponsored EHR solution, such as VistA-Office EHR. Additionally, new safe harbors to the federal Anti-Kickback Statute and corresponding exceptions to the federal Stark law may alter the competitive landscape, as such new safe harbors and exceptions allow hospitals and certain other donors to donate certain items and services used in electronic prescription systems and electronic health records systems. These new safe harbors and exceptions are intended to accelerate the adoption of electronic prescription systems and electronic health records systems, and therefore provide new and attractive opportunities for us to work with hospitals and other donors who wish to provide our clinical solutions to physicians. At the same time, such safe harbors and exceptions may result in increased competition from providers of acute EHR solutions, whose hospital customers may seek to donate their existing acute EHR solutions to physicians for use in ambulatory settings. In addition, the federal government and state governments, including Florida, have imposed or may in the future impose pedigree requirements for pharmaceutical distribution. Our medications business is required to comply with any current regulations relating to pharmaceutical distribution and will be required to comply with any future regulations and such compliance may impose additional costs on our business.

If the electronic healthcare information market fails to develop as quickly as expected, our business, financial condition and results of operations will be adversely affected.

The electronic healthcare information market is in the early stages of development and is rapidly evolving. A number of market entrants have introduced or developed products and services that are competitive with one or more components of the solutions we offer. We expect that additional companies will continue to enter this market. In new and rapidly evolving industries, there is significant uncertainty and risk as to the demand for, and market acceptance of, recently introduced products and services. Because the markets for our products and services are new and evolving, we are not able to predict the size and growth rate of the markets with any certainty. We cannot assure you that markets for our products and services will develop or that, if they do, they will be strong and continue to grow at a sufficient pace. If markets fail to develop, develop more slowly than expected or become saturated with competitors, our business, financial condition and results of operations will be adversely affected.

Consolidation in the healthcare industry could adversely affect our business, financial condition and results of operations.

Many healthcare industry participants are consolidating to create integrated healthcare delivery systems with greater market power. As provider networks and managed care organizations consolidate, thus decreasing the number of market participants, competition to provide products and services like ours will become more intense, and the importance of establishing relationships with key industry participants will become greater. These industry participants may try to use their market power to negotiate price reductions for our products and services. Further, consolidation of management and billing services through integrated delivery systems may decrease demand for our products. If we were forced to reduce our prices, our business would become less profitable unless we were able to achieve corresponding reductions in our expenses.

Risks Related to Our Common Stock

Because of certain features of our outstanding 3.50% convertible senior debentures and anti-takeover provisions under Delaware law and in our organizational documents, a takeover of Allscripts may be difficult, and could prevent investors from obtaining an optimal price for our shares of common stock in the event of a takeover.

We are required to increase the conversion rate on our 3.50% convertible senior debentures that are converted in connection with certain change of control transactions that occur on or prior to July 15, 2009, which effectively increases the cost of a takeover of the company. In addition, in the event of a change of control of the company, subject to certain exceptions, holders of the debentures have the right to require us to repurchase in cash all or any portion of their debentures. These features may in certain circumstances make more difficult or discourage such a takeover. Additionally, certain provisions of Delaware law and our amended and restated certificate of incorporation, as amended, and by-laws could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us. These provisions:

- authorize the issuance of preferred stock that can be created and issued by our Board of Directors without prior stockholder approval to increase the number of outstanding shares and deter or prevent a takeover attempt;
- prohibit common stockholder action by written consent, thereby requiring all common stockholder actions to be taken at a meeting of our common stockholders;
- prohibit cumulative voting in the election of directors, which would otherwise enable less than a majority of stockholders to elect director candidates;
- limit the ability of stockholders to call special meetings of stockholders;
- establish advance notice requirements for nominations for election to our Board of Directors or for proposing matters that can be acted upon by stockholders at stockholder meetings; and
- provide for a classified Board of Directors, expanding the time required to change the composition of a majority of directors.

In addition, we are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which could have the effect of delaying or preventing a change in control of us.

Future sales of our common stock in the public market could adversely affect the trading price of our common stock that we may issue and our ability to raise funds in new securities offerings.

Future sales of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could adversely affect prevailing trading prices of our common stock and could impair our ability to raise capital through future offerings of equity or equity-related securities. As of February 15, 2008, we had approximately:

- 56,908,319 shares of common stock outstanding;
- 3,333 shares of common stock reserved for issuance upon exercise of outstanding warrants;
- 4,428,790 shares of common stock reserved and available for issuance pursuant to stock options and other awards outstanding under our stock plans at a weighted average exercise price of $8.95 per share;
- 1,398,764 additional shares of common stock reserved and available for issuance under our stock plans;
- 1,255,646 shares of unvested restricted common stock to employees and directors; and
- 7,329,424 shares of common stock reserved for issuance upon conversion of our outstanding 3.50% convertible senior debentures. The number of shares issuable upon conversion of these debentures is subject to adjustment from time to time pursuant to anti-dilution provisions.

In connection with our acquisition strategy, we may issue shares of our common stock as consideration in other acquisition transactions. We cannot predict the effect, if any, that future sales of shares of common stock or the availability of shares of common stock for future sale will have on the trading price of our common stock.

Our outstanding 3.50% convertible senior debentures are convertible at the option of the holders into shares of our common stock, subject to the certain conditions set forth in the indenture governing these debentures. Any shares of common stock issued on conversion of these debentures and subsequently sold will be freely tradable in the public markets without restriction. In addition, we will be required to repurchase these debentures following certain change in control events relating to us, and the holders of these debentures will have the option to require us to purchase all or a portion of their debentures on July 15, 2009, July 15, 2014 and July 15, 2019. The conversion of these debentures into common stock or the issuance of common stock to pay the purchase price of any such debentures could result in the issuance of a substantial number of shares of our common stock and substantial dilution to our stockholders.

Our issuance of preferred stock could adversely affect holders of our common stock and discourage a takeover.

Our Board of Directors is authorized to issue up to 1,000,000 shares of preferred stock without any action on the part of our stockholders. Our Board of Directors also has the power, without stockholder approval, to set the terms of any series of preferred stock that may be issued, including voting rights (except that shares of preferred stock may not have more than one vote per share), dividend rights, preferences over our common stock with respect to dividends or in the event of a dissolution, liquidation or winding up and other terms. In the event that we issue preferred stock in the future that has preference over our common stock with respect to payment of dividends or upon our liquidation, dissolution or winding up, or if we issue preferred stock that is convertible into our common stock at greater than a one-to-one ratio, the voting and other rights of the holders of our common stock or the market price of our common stock could be adversely affected. In addition, the ability of our Board of Directors to issue shares of preferred stock without any action on the part of our stockholders may impede a takeover of us and prevent a transaction favorable to the holders of our common stock.

Failure to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could have an adverse effect on our business and the trading price of our common stock.

If we fail to maintain the adequacy of our internal controls, in accordance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. Failure to achieve and maintain an effective internal control environment could have an adverse effect on the price of our common stock.

The market price of our common stock has been and may continue to be volatile.

The market price of our common stock is volatile and could fluctuate significantly in response to the factors described above and other factors, many of which are beyond our control, including:

- actual or anticipated variations in our quarterly operating results;
- announcements of technological innovations or new services or products by our competitors or us;
- changes in financial estimates by securities analysts;
- conditions and trends in the electronic healthcare information, Internet, e-commerce and pharmaceutical markets; and
- general market conditions and other factors.

In addition, the stock markets, especially the Nasdaq National Market, have experienced extreme price and volume fluctuations that have affected the market prices of equity securities of many technology companies and Internet-related companies in particular. These fluctuations have often been unrelated or disproportionate to operating performance. These broad market factors may materially affect the trading price of our common stock. General economic, political and market conditions such as recessions and interest rate fluctuations may also have an adverse effect on the market price of our common stock. Volatility in the market price for our common stock may result in the filing of securities class action litigation.

Our quarterly operating results may vary.

Our quarterly operating results have varied in the past, and we expect that our quarterly operating results will continue to vary in future periods depending on a number of factors, some of which we have no control over, including customers' budgetary constraints and internal acceptance procedures, seasonal variances in demand for our products and services, the sales, service and implementation cycles for our clinical software products and physician education products and services, potential downturns in the healthcare market and in economic conditions generally, and other factors described in this "Risk Factors" section. For instance, all other factors aside, sales of our prepackaged medications have historically been highest in the third and fourth quarters. Sales of our software products have also historically been highest in the fourth quarter.

We base our expense levels in part upon our expectations concerning future revenue, and these expense levels are relatively fixed in the short term. If we have lower revenue than expected, we may not be able to reduce our spending in the short term in response. Any shortfall in revenue would have a direct impact on our results of operations. In addition, our product sales cycle for larger sales is lengthy and unpredictable, making it difficult to estimate our future bookings for any given period. If we do not achieve projected booking targets for a given period, securities analysts may change their recommendations on our common stock. For these and other reasons, we may not meet the earnings estimates of securities analysts or investors, and our stock price could suffer.

Conversion of the 3.50% convertible senior debentures will dilute the ownership interest of our stockholders, including holders who had previously converted their debentures.

The conversion of some or all of our 3.50% convertible senior debentures will dilute the ownership interests of our stockholders. Any sales in the public market of the common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the existence of the debentures may encourage short selling by market participants because the conversion of the debentures could depress the price of our common stock.

If we fail to comply with financial covenants under the Credit Facility entered into in connection with the ECIN acquisition, our results of operation and financial condition could be adversely affected.

Our Credit Facility entered into in connection with the ECIN acquisition contains certain financial covenants, including interest coverage and total leverage ratios. If we fail to comply with these covenants, an event of default may occur, resulting in, among other things, the requirement to immediately repay all outstanding amounts owed thereunder, which could have an adverse effect on our results of operation, financial condition or the price of our common stock.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Our corporate headquarters is located in Chicago, Illinois and consists of approximately 25,500 square feet and includes corporate administration, finance, legal, education, and some sales and marketing personnel. The corporate headquarters lease expires in July 2015.

Our repackaging and operating facilities are located in Libertyville, Illinois, in approximately 62,000 square feet of space under a lease that expires in June 2009 and we are temporarily utilizing approximately 17,700 square feet of space in Libertyville under a lease that expires March 2008. We lease an additional 4,000 square feet of space of repackaging facilities in Grayslake, Illinois, under a lease that expires in June 2009. We also maintain offices for sales, marketing, operations and development efforts in Louisville, Kentucky, with approximately 11,300 square feet under a lease that expires in July 2017; in Burlington, Vermont, with approximately 31,500 square feet under a lease that expires in December 2014; and in Honolulu, HI with approximately 2,000 square feet under a lease that expires November 2010.

As a result of the A4 acquisition on March 2, 2006, we own the former corporate headquarters of A4 in Cary, North Carolina, consisting of approximately 55,000 square feet. We also lease approximately 10,200 square feet of office space in Cary, North Carolina expiring February 2012; an approximately 7,400 square foot warehouse facility in Morrisville, North Carolina, which expires in September 2010; approximately 1,800 square feet of office space in Austin, Texas under a lease that expires in January 2011; approximately 1,800 square feet of office space in Round Rock, Texas under a lease that expires in October 2010; and approximately 15,200 square feet of office space in Nashua, New Hampshire under a lease that expires in October 2008. We believe that our facilities are adequate for our current operations.

As a result of the ECIN acquisition on December 31, 2007, we lease approximately 13,600 square feet of office space in Chicago, Illinois consisting of administration, implementation and sales and marketing personnel. The ECIN Chicago lease expires October 31, 2013.

Item 3. Legal Proceedings

We are from time to time involved in litigation incidental to our respective businesses. We are not currently involved in any litigation in which we believe an adverse outcome would have a material adverse effect on our business, financial condition, results of operations or prospects.

Item 4. Submission of Matters to a Vote of Security Holders

None.

PART II

(Dollar and share amounts in thousands, except per share amounts)

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Public Market for Common Stock

Our common stock is quoted on the Nasdaq National Market under the symbol "MDRX." The following table sets forth, for the periods indicated, the high and low closing prices per share of the common stock of Allscripts Healthcare Solutions, Inc. for the applicable periods as reported on the Nasdaq National Market.

	High	Low
Year Ended December 31, 2007		
First Quarter	$30.99	$24.62
Second Quarter	$27.49	$22.61
Third Quarter	$27.80	$22.44
Fourth Quarter	$27.80	$17.13
Year Ended December 31, 2006		
First Quarter	$19.65	$13.85
Second Quarter	$18.74	$16.06
Third Quarter	$22.78	$16.79
Fourth Quarter	$28.89	$21.94

On February 15, 2008, we had approximately 540 holders of record and approximately 26,000 beneficial owners of common stock. We have never declared or paid cash dividends on our common stock. We currently intend to retain all available cash to finance our operations and do not intend to declare or pay cash dividends on our shares of common stock in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our Board of Directors and will depend upon our results of operations, financial condition, current and anticipated cash needs, contractual restrictions, restrictions imposed by applicable law and other factors that our Board of Directors deems relevant.

During the year ended December 31, 2007, we repurchased 124 shares of common stock upon employee vesting of restricted stock awards for $716, which was based upon the closing stock price on each respective vesting date. Also, we repurchased 1,250 shares of common stock from IDX on March 9, 2006 for $21,078, which was based on 95% of the February 22, 2006 public offering price for our common stock of $17.75.

Performance Graph

The following graph compares the cumulative 5-year total return provided to stockholders on Allscripts Healthcare Solutions, Inc.'s common stock relative to the cumulative total returns of the NASDAQ Composite index and the NASDAQ Health Services index. An investment of $100 (with reinvestment of all dividends) is assumed to have been made in our common stock and in each of the indexes on 12/31/2002 and its relative performance is tracked through 12/31/2007.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Allscripts Healthcare Solutions, Inc., The NASDAQ Composite Index And The NASDAQ Health Services Index



$1,200
$1,100
$1,000
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
12/02
06/03
12/03
06/04
12/04
06/05
12/05
06/06
12/06
06/07
12/07
Allscripts Healthcare Solutions, Inc.
NASDAQ Composite
NASDAQ Health Services

* $100 invested on 12/31/02 in stock or index-including reinvestment of dividends.
Fiscal year ending December 31.

Cumulative Total Return

	12/02	6/03	12/03	6/04	12/04	6/05	12/05	6/06	12/06	6/07	12/07
Allscripts Healthcare Solutions, Inc.	100.00	154.81	222.59	328.03	446.44	694.98	560.67	734.31	1129.29	1066.11	812.55
NASDAQ Composite	100.00	120.21	149.75	154.24	164.64	155.46	168.60	167.47	187.83	201.89	205.22
NASDAQ Health Services	100.00	112.42	135.61	144.59	168.24	186.77	184.41	174.86	186.06	191.05	181.42

The information in this "Performance Graph" section shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission or subject to Regulation 14A or 14C, or to the liabilities of Section 18 of the Securities Exchange Act of 1934.

Item 6. Selected Financial Data

The selected consolidated financial data shown below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this report. The consolidated statements of operations data for the three years ended December 31, 2007, 2006 and 2005 and the consolidated balance sheet data at December 31, 2007 and 2006 are derived from the consolidated financial statements audited by Grant Thornton LLP, which are included elsewhere in this report. The consolidated statements of operations data for the years ended December 31, 2004 and 2003 and the balance sheet data at December 31, 2005, 2004 and 2003 are derived from audited financial statements that are not included in this report. The historical results are not necessarily indicative of results to be expected for any future period.

	Year Ended December 31,				
	2007[1]	2006[2]	2005	2004	2003[3]
		(In thousands, except per-share data) (Unaudited)			
Consolidated Statements of Operations Data:					
Revenue	$281,908	$227,969	$120,564	$100,770	$85,841
Cost of revenue	141,495	112,031	65,689	58,122	55,169
Gross profit	140,413	115,938	54,875	42,648	30,672
Operating expenses:					
Selling, general and administrative expenses	101,666	85,798	43,908	37,653	36,058
Amortization of intangibles	10,636	10,272	1,744	1,752	951
Income (loss) from operations	28,111	19,868	9,223	3,243	(6,337)
Interest and other income, net	3,961	3,163	4,003	1,582	1,358
Interest expense	(3,715)	(3,712)	(3,516)	(1,717)	—
Gain on sale of equity investment	2,392	—	—	—	—
Income (loss) before income taxes	30,749	19,319	9,710	3,108	(4,979)
Income tax expense	10,186	7,424	—	—	—
Net income (loss)	$20,563	$11,895	$9,710	$3,108	($4,979)
Net income (loss) per share—basic	$0.37	$0.23	$0.24	$0.08	($0.13)
Net income (loss) per share—diluted	$0.35	$0.22	$0.23	$0.07	($0.13)
Weighted-average shares used in computing basic net income (loss) per share	55,712	51,058	40,045	38,979	38,621
Weighted-average shares used in computing diluted net income (loss) per share	64,671	53,367	43,068	41,592	38,621
Other Operating Data:					
Software and related services revenue	$222,673	$173,503	$65,166	$44,121	$28,366
Prepackaged medication revenue	43,959	43,688	45,609	44,733	46,172
Information services revenue	15,276	10,778	9,789	11,916	11,303
Total revenue	$281,908	$227,969	$120,564	$100,770	$85,841

	As of December 31,				
	2007[1]	2006[2]	2005	2004	2003[3]
Consolidated Balance Sheet Data:					
Cash, cash equivalents and marketable securities	$63,003	$83,038	$146,063	$128,239	$51,309
Working capital	75,067	82,250	113,317	34,914	17,392
Goodwill and intangible assets, net	347,955	266,311	22,911	24,546	26,359
Total assets	578,143	477,610	220,964	194,177	110,392
Long-term debt	135,162	85,441	82,500	82,500	—
Total stockholders' equity	340,640	316,250	98,419	78,693	83,390

(1) On December 31, 2007, Allscripts completed its acquisition of Extended Care Information Network, Inc. ("ECIN"), whereby Allscripts acquired ECIN for aggregate consideration of approximately $93,495 in cash.

(2) On March 2, 2006, Allscripts completed its acquisition of A4 Health Systems, Inc. ("A4"), whereby Allscripts acquired all of the outstanding equity interests of A4 for aggregate consideration of $227,730 in cash and 3,500 shares of Allscripts common stock.

(3) On August 1, 2003, Allscripts acquired 100% of the outstanding common stock of AIC. On August 8, 2003, Allscripts acquired certain assets and assumed certain liabilities of RxCentric.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

(Dollar and share amounts in thousands, except per share amounts)

The following discussion and analysis should be read together with "Selected Financial Data" and our consolidated financial statements and related notes included elsewhere in this report. This discussion contains certain forward-looking statements that involve risks, uncertainties and assumptions. You should read the cautionary statements made in this report as applying to related forward-looking statements wherever they appear in this report. Our actual results may be materially different from the results we discuss in the forward-looking statements due to certain factors, including those discussed in "Risk Factors" and other sections of this report.

Overview

Allscripts Healthcare Solutions, Inc. is a leading provider of clinical software, connectivity and information solutions that physicians use to improve the quality of healthcare. Our businesses provide innovative solutions that inform physicians with just right, just in time information, connect physicians to each other and to the entire community of care, and transform healthcare, improving both the quality and efficiency of care. We provide clinical software applications, including Electronic Health Record (EHR), practice management, electronic prescribing, Emergency Department Information System (EDIS), hospital care management and document imaging solutions through our clinical solutions businesses. Additionally, we provide clinical education and information solutions for physicians and patients through our physicians interactive business unit, along with physician-patient connectivity solutions through our partnership with Medem. We also provide prepackaged medication fulfillment services through our medication services business unit.

We report our financial results utilizing three business segments: software and related services segment; information services segment; and prepackaged medications segment. The software and related services segment consists of clinical software solutions offered by our clinical solutions and hospital solutions businesses, such as HealthMatics, TouchWorks, TouchScript, Canopy, EmStat, Healthmatics ED and ECIN offerings. TouchWorks Electronic Health Record is an award-winning EHR solution designed to enhance physician productivity using Tablet PCs, wireless handheld devices or desktop workstations for the purpose of automating the most common physician activities, including prescribing, dictating, ordering lab tests and viewing results, documenting clinical encounters and capturing charges, among others. TouchWorks Practice Management combines scheduling and financial management tools in a single package with functionality including rules-based appointment scheduling, multi-resource and recurring appointment features, referral and eligibility indicators, and appointment and claims management. TouchWorks EHR and TouchWorks PM, which are both offered individually and as a combined solution, have the functionality to handle the complexities of large physician practice groups with 25 or more physicians.

For physician practice groups with fewer than 25 physicians that are seeking an EHR, a practice management system, or a combined EHR and practice management solution, we offer our HealthMatics EHR, Ntierprise Practice Management and HealthMatics Office, which combines the two offerings into one complete solution for clinical and back-office automation.

TouchScript is an e-prescribing solution that physicians can access via the Internet to quickly, safely and securely prescribe medications, check for drug interactions, access medication histories, review drug reference information, and send prescriptions directly to a pharmacy or mail order facility. TouchScript can be a starting point for medical groups to seamlessly transition over time to a complete EHR. Another e-prescribing offering, eRx NOW, is an easy-to-use, web-based solution that is safe, secure, requires no downloading and no new hardware. eRx NOW is accessible by Internet on computers, handheld devices and cell phones and is offered free of charge to every prescriber in America via the National ePrescribing Patient Safety Initiative, a collaborative initiative introduced and led by us to enhance patient safety and reduce preventable medication errors.

Our offerings for hospitals that are seeking EDIS and care management solutions include HealthMatics ED, EmSTAT and Canopy. HealthMatics ED electronically streamlines processes for large hospital Emergency Departments, including tracking, triage, nurse and physician charting, disposition and reporting. EmSTAT offers similar functionality for streamlining the Emergency Department care process in small hospitals. Canopy is a Web-based solution that streamlines and speeds the patient care management process by automating utilization, case, discharge and quality management processes relating to patient hospital visits. On December 31, 2007, we acquired Extended Care Information Network, Inc. ("ECIN"), a provider of hospital care management and discharge planning software. ECIN's web-based solutions include Utilization Management, Discharge Planning and Case Management systems that assist hospitals in streamlining case management workflow, increasing productivity, improving patient throughput and reducing length of stay.

In our information services segment, our key product offerings are Physicians Interactive and Physician Relationship Management Platform ("PRMP"). Physicians Interactive is a web-based solution that connects physicians with pharmaceutical companies, medical device manufacturers and biotech companies. One element of this solution, often referred to as e-Detailing, uses interactive sessions to provide clinical education and information to physicians about medical products and disease states, which promotes more informed decision-making, increased efficiency and ultimately higher quality patient care. Other elements of the Physicians Interactive offerings include e-surveys, clinical updates, resource centers, key opinion leader materials and other physician relationship management services. PRMP provides pharmaceutical companies with a turnkey system to build an electronic dialogue and manage ongoing relationships with physicians. The PRMP incorporates a full suite of online tools, including campaign management, physician communication and education and sample and rep requests, as well as e-Detailing opportunities.

Finally, our prepackaged medications segment is comprised of our medication services business unit. This business unit provides point-of-care medication management and medical supply services and solutions for physicians and other healthcare providers.

The composition of our revenue by segment is as follows:

	Quarter Ended							
	2007				2006			
	Dec. 31	Sept. 30	June 30	March 31	Dec. 31	Sept. 30	June 30	March 31
	(Unaudited)							
Software and related services	$57,767	$58,985	$54,681	$51,240	$48,910	$49,534	$46,745	$28,314
Prepackaged medications	11,887	10,904	10,939	10,229	11,232	10,438	10,508	11,510
Information services	3,747	3,555	4,421	3,553	3,418	2,219	2,761	2,380
Total revenue	$73,401	$73,444	$70,041	$65,022	$63,560	$62,191	$60,014	$42,204

Cost of revenue for the software and related services segment consists primarily of salaries, bonuses and benefits of our billable professionals, third-party software costs, hardware costs, capitalized software amortization and other direct engagement costs. Cost of revenue for the prepackaged medications segment consists primarily of the cost of the medications, cost of salaries, bonuses and benefits for repackaging personnel, shipping costs, repackaging facility costs and other costs. Cost of revenue for the information services segment consists primarily of salaries, bonuses and benefits of our program management and program development personnel, third-party program development costs, costs to recruit physicians and other program management costs.

Selling, general and administrative expenses consist primarily of salaries, bonuses and benefits for management and support personnel, commissions, facilities costs, depreciation and amortization, general operating expenses, non-capitalizable product development expenses and selling and marketing expenses. Selling, general and administrative expenses for each segment consist of expenses directly related to that segment. Expenses for the year ended December 31, 2006 include non-recurring expenses related to the A4 acquisition.

Critical Accounting Policies and Estimates

Management's Discussion and Analysis of Financial Condition and Results of Operations discusses our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.

Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Management believes the following critical accounting policies, among others, affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Revenue Recognition

Revenue from software licensing arrangements, where the service element is considered essential to the functionality of the other elements of the arrangement, is accounted for under American Institute of Certified Public Accountants Statement of Position ("SOP") 81-1, "Accounting for Performance of Construction-Type Contracts and Certain Production-Type Contracts." Allscripts recognizes such revenue on an input basis using actual hours worked as a percentage of total expected hours required by the arrangement, provided that the fee is fixed and determinable and collection of the receivable is probable. If any such software licensing arrangement is deemed to have extended payment terms, revenue is recognized using the input method but is limited to the amounts due and payable. Maintenance and support revenue from software licensing arrangements is recognized over the term of the applicable support agreement based on vendor-specific objective evidence of fair value of the maintenance and support revenue, which is generally based upon contractual renewal rates.

Revenue from software licensing arrangements where the service element is not considered essential to the functionality of the other elements of the arrangement is accounted for under SOP 97-2, "Software Revenue Recognition," as amended by SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions." Such revenue is recognized upon shipment of the software or as services are performed, provided that persuasive evidence of an arrangement exists, fees are considered fixed and determinable, and collection of the receivable is considered probable. The revenue recognized for each separate element of a multiple-element software contract is based upon vendor-specific objective evidence of fair value, which is based upon the price the customer is required to pay when the element is sold separately.

Revenue from Allscripts' sales of pharmaceutical products, net of provisions for estimated returns, is recognized upon shipment of the pharmaceutical products, the point at which the customer takes ownership and assumes risk of loss, when no performance obligations remain and collection of the receivable is probable. Allscripts offers customers the right to return pharmaceutical products under various policies and estimates and maintains reserves for product returns based on historical experience following the provisions of FAS No. 48, "Revenue Recognition When Right of Return Exists."

Certain of Allscripts' customer arrangements in its information services segment encompass multiple deliverables. Allscripts accounts for these arrangements in accordance with Emerging Issues Task Force ("EITF") No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"). If the deliverables meet the separation criteria in EITF 00-21, the deliverables are separated into separate units of accounting, and revenue is allocated to the deliverables based on their relative fair values. The criteria specified in EITF 00-21 are that the delivered item has value to the customer on a stand-alone basis, there is objective and reliable evidence of the fair value of the undelivered item, and if the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item is considered probable and substantially in the control of the vendor. Applicable revenue recognition criteria is considered separately for each separate unit of accounting.

Management applies judgment to ensure appropriate application of EITF 00-21, including value allocation among multiple deliverables, determination of whether undelivered elements are essential to the functionality of delivered elements and timing of revenue recognition, among others. For those arrangements where the deliverables do not qualify as a separate unit of accounting, revenue from all deliverables is treated as one accounting unit and recognized on a straight-line basis over the term of the arrangement. Changes in circumstances and customer data may affect management's analysis of EITF 00-21 criteria, which may cause Allscripts to adjust upward or downward the amount of revenue recognized under the arrangement.

In accordance with EITF issued Consensus 01-14, "Income Statement Characterization of Reimbursements for 'Out-of-Pocket' Expenses Incurred," revenue includes reimbursable expenses charged to Allscripts' clients.

Allowance for Doubtful Accounts Receivable

We rely on estimates to determine our bad debt expense and the adequacy of our allowance for doubtful accounts. These estimates are based on our historical experience and the industry in which we operate. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances and related bad debt expense may be required.

Inventories

We adjust the value of our inventory downward for estimated obsolescence or unmarketable inventory in an amount equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual future demand or market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Investment in Medem

Allscripts holds an investment in Medem totaling $2,900 as of December 31, 2007. The investment has been accounted for under the cost basis of accounting and is recorded in other assets in the consolidated balance sheet. The fair value of the investment is dependent upon the actual and forecast financial performance of Medem, its market indicators of value, and the volatility inherent in the external markets for this type of investment. In assessing potential impairment of the investment, we consider these factors, as well as the forecasted financial performance of Medem, liquidation preference value of the stock that we hold, and estimated potential for investment recovery. If any of these factors indicate that the investment has become other-than-temporarily impaired, we may have to record an impairment charge.

On May 28, 2007, Allscripts entered into an Option Purchase Agreement (the "Option Agreement") with Medem. Pursuant to the Option Agreement, Allscripts sold to Medem the irrevocable three-year option held by Allscripts for a total purchase price of $2,592. The fair value of the three-year option was estimated at approximately $200 at the time of investment on August 18, 2004. The sale of the option resulted in a gain of approximately $2,392 and is recorded in Allscripts' operating results for the year ended December 31, 2007.

Goodwill and Intangible Assets

We evaluate the value of intangible assets based upon the present value of the future economic benefits expected to be derived from the assets. We assess the impairment of the identifiable intangibles and goodwill annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. If we determine that the value of the intangible assets and goodwill may not be recoverable from future cash flows, a write-down of the value of the asset may be required.

We estimate the useful lives of our intangible assets and amortize the value over that estimated life. If the actual useful life is shorter than our estimated useful life, we will amortize the remaining book value over the remaining useful life or the asset may be deemed to be impaired and, accordingly, a write-down of the value of the asset may be required.

During the third quarter of 2007, we made an immaterial adjustment to the value recorded for the A4 acquisition. We originally based our valuation of the Allscripts shares issued to A4 shareholders on the average closing price of the stock of Allscripts on March 2, 2006, the date of the consummation of the A4 acquisition. In conformity with SFAS 141 and EITF 99-12, we have adjusted the total purchase price to reflect the average closing price of our stock for the five trading days commencing two trading days before, and ending two trading days after, the date of the first public announcement of the A4 acquisition on January 19, 2006. This change in valuation resulted in a decrease in goodwill and additional paid in capital of $9,520.

Software Capitalization

The carrying value of capitalized software is dependent upon the ability to recover its value through future revenue from the sale of the software. If we determine in the future that the value of the capitalized software could not be recovered, a write-down of the value of the capitalized software to its recoverable value may be required.

We estimate the useful life of our capitalized software and amortize the value over that estimated life. If the actual useful life is shorter than our estimated useful life, we will amortize the remaining book value over the remaining useful life or the asset may be deemed to be impaired and, accordingly, a write-down of the value of the asset may be required.

Income Taxes

We account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which establishes financial accounting and reporting standards for the effect of income taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity's financial statements or tax returns. Judgment is required in addressing the future tax consequences of events that have been recognized in our consolidated financial statements or tax returns.

In addition, we are subject to the continuous examination of our income tax returns by the Internal Revenue Service and other tax authorities. A change in the assessment of the outcomes of such matters could materially impact our consolidated financial statements. The calculation of tax liabilities involves dealing with uncertainties in the application of complex tax regulations. In accordance with FIN 48, "Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109", we recognize liabilities for anticipated tax audit issues based on our estimate of whether, and the extent to which, additional taxes may be required. If we ultimately determine that payment of these amounts is unnecessary, then we reverse the liability and recognizes a tax benefit during the period in which we determine that the liability is no longer necessary. We also recognize tax benefits to the extent that it is more likely than not that our positions will be sustained if challenged by the taxing authorities. To the extent we prevail in matters for which liabilities have been established, or are required to pay amounts in excess of our liabilities, our effective tax rate in a given period may be materially affected. An unfavorable tax settlement would require cash payments and may result in an increase in our effective tax rate in the year of resolution. A favorable tax settlement would be recognized as a reduction in our effective tax rate in the year of resolution. We report interest and penalties related to uncertain income tax positions as income taxes.

As of December 31, 2007 and 2006, we recognized a net deferred tax asset of $10,471 and $23,522, respectively. Net deferred tax assets are primarily comprised of net deductible temporary differences and net operating loss carryforwards that are available to reduce taxable income in future periods. As of December 31, 2007 and 2006, we consider it more likely than not that we will have taxable income in the future to allow us to realize our deferred tax assets. A valuation allowance is required when it is more likely than not that all or a portion of a deferred tax asset will not be realized. In assessing the need for a valuation allowance, we consider all available positive and negative evidence, including past operating results, projections of future taxable income and the feasibility of ongoing tax planning strategies.

Results of Operations

The following table shows, for the periods indicated, our results of operations expressed as a percentage of our revenue:

	Year Ended December 31,		
	2007	2006	2005
Revenue	100.0%	100.0%	100.0%
Cost of revenue	50.2	49.1	54.5
Gross profit	49.8	50.9	45.5
Operating expenses:			
Selling, general and administrative expenses	36.0	37.7	36.4
Amortization of intangibles	3.8	4.5	1.5
Income from operations	10.0	8.7	7.6
Interest and other income, net	1.4	1.4	3.3
Interest expense	(1.3)	(1.6)	(2.9)
Gain on sale of equity investment	0.8	—	—
Income from operations before income taxes	10.9	8.5	8.0
Provision for income taxes	(3.6)	(3.3)	—
Net income	7.3%	5.2%	8.0%

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Software and Related Services

Software and related services revenue for the year ended December 31, 2007 increased 28.3%, or $49,170, from $173,503 in 2006 to $222,673 in 2007. The increase is attributable to a full year effect of A4 in 2007, an increase in revenue recorded for add-on software sales to existing customers, an increase in related support and maintenance revenue due to the increase in our installed customer base and an increase in hardware revenue, offset by a decrease in software and implementation services revenue accounted for under percentage of completion. The decrease in software and implementation services revenue is primarily due to slower than expected deployment schedules of TouchWorks version 11.0, which management believes will continue into 2008.

Gross profit for software and related services for the year ended December 31, 2007 increased 23.9%, or $24,655, from $103,152 in 2006 to $127,807 in 2007. The increase in gross profit is primarily a result of add-on software sales to existing customers and an increase in support and maintenance revenue which are traditionally higher-margin products. Gross profit for software and related services as a percentage of revenue decreased from 59.5% in 2006 to 57.4% in 2007. Allscripts' gross profit as a percentage of revenue has been adversely impacted due to the contribution of gross profit from the A4 product line, which tends to have lower margins than our traditional overall software and related services product lines, during all twelve months of 2007, compared to only ten months in 2006. In addition, the gross profit as a percentage of revenue was negatively affected by pricing pressures in the HealthMatics business driven by competitors and by the incremental deployment effort related to TouchWorks version 11.0 software that was experienced during the second half of 2007 when compared to the same period of 2006.

Operating expenses for software and related services for the year ended December 31, 2007 increased $13,833 from $49,054 in 2006 to $62,887 in 2007. Assuming the A4 acquisition was consummated on January 1, 2006, the total operating expense incurred during 2006 would have been $69,173 or $53,973 when excluding acquisition-related expenses which includes certain bonuses, resulting in a year-over-year increase of $8,914. The increase in operating expenses during the full twelve months of 2007 compared to the same period in 2006 is primarily the result of an increase of approximately $10,700 in compensation-related costs, as well as an increase in travel and marketing expenses as our existing and prospective customer base continues to grow. These increases in operating costs for 2007 reflect the overall growth experienced in the software and services business and also reflect increased headcount during 2007. A total of $2,042 and $1,093 was recorded for stock-based compensation in 2007 and 2006, respectively.

We had capitalized software costs of $13,338 in 2007 and $7,446 for the same period in 2006, which was capitalized pursuant to Statement of Financial Accounting Standard "SFAS" No. 86, "Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed" in our software and related services segment. The increase in capitalized software is largely attributed to the development of TouchWorks version 11.0, which launched in June 2007, TouchWorks version 11.1, third party contracted clinical content development of approximately $5,200, the inclusion of approximately $1,400 of capitalized software related to our A4 businesses and upgrades to our e-prescribing software when compared to the year ended December 31, 2006. The amortization expense for capitalized software that has been generally released as of December 31, 2007 is expected to be approximately $5,800, $5,000, $3,000, $1,200, and $0 for the five years ended December 31, 2012, respectively.

Prepackaged Medications

Prepackaged medications revenue for the year ended December 31, 2007 increased $271, from $43,688 in 2006 to $43,959 in 2007. The increase is due to an increase in prepackaged medications revenue of approximately $331, driven primarily by new business, offset somewhat by management's focus in reducing lower-margin revenue from wholesaler customers. Total medication units shipped in 2007 increased slightly from approximately 2.4 million units shipped in 2006 compared to approximately 2.6 million units shipped in 2007.

Gross profit for prepackaged medications for the year ended December 31, 2007 decreased 5.9%, or $440, from $7,425 in 2006 to $6,985 in 2007. Gross profit as a percentage of revenue decreased from 17.0% in 2006 to 15.9% in 2007. The decrease in gross profit is due to an increase in compensation of approximately $300 and an increase in medication material costs due to the sale of more generic than brand medications. The decrease in gross profit as a percentage of revenue is primarily due to an increase in headcount additions as certain revenue-producing headcount were reclassified from operating expenses to cost of revenue in 2007.

Operating expenses for prepackaged medications for the year ended December 31, 2007 increased slightly by $135, from $3,124 in 2006 to $3,259 in 2007. The increase is primarily due to an increase of approximately $131 in sales commissions and an increase in compensation expense of $321 due to increased headcount, offset by a decrease of $366 in bad debt expense, primarily relating to one wholesaler customer in 2006.

Information Services

Information services revenue for the year ended December 31, 2007 increased 41.7%, or $4,498, from $10,778 in 2006 to $15,276 in 2007. This improvement is primarily attributed to the recognition of a full twelve months of revenue related to the development and hosting of several PRMP solutions during the year ended December 31, 2007. We recognized a partial year of revenue for these PRMP solutions in 2006 due to the timing of contract signings in 2006. Revenue from e-Detailing sessions remained consistent on a year-over-year basis.

Gross profit for information services increased 4.8%, or $260, from $5,361 in 2006 to $5,621 in 2007. Gross profit as a percentage of revenue decreased from 49.7% in 2006 to 36.8% in 2007. The decrease in gross profit as a percentage of revenue is primarily due to an increase in the number of hosted PRMP solutions, which is traditionally a lower-margin product than our e-Detailing solution.

Operating expenses for information services decreased $82, from $4,016 in 2006 to $3,934 in 2007. The decrease is primarily due to a decrease in compensation related charges of $141 caused by a decrease in headcount and is slightly offset by an increase in depreciation expense.

Unallocated Corporate Expenses

Unallocated corporate expenses for the year ended December 31, 2007 increased by $2,346 from $39,876 in 2006 to $42,222 in 2007. The increase in 2007 primarily relates to an increase in depreciation expense related to our new general ledger system which was placed into service during the second quarter of 2007, but absent in the comparable period of 2006, as well as an increase in our facilities costs as we expanded our corporate facilities. Operating expenses for 2006 included $1,021 in non-recurring integration costs related to the A4 acquisition that was recognized in the first quarter of 2006. Amortization of intangibles increased by $364, from $10,272 in 2006 to $10,636 in 2007. This increase is primarily due to acquisition-related amortization for our July 10, 2007 acquisition of Source Medical Solutions, Inc. in which we recorded approximately $345 of amortization during 2007.

Interest Income and Interest Expense

Interest and other income for 2007 increased 25.2%, or $798, from $3,163 in 2006 to $3,961 in 2007. The increase in interest income is attributed to an increase in the average cash and marketable securities balances during 2007 when compared to 2006. The cash and marketable securities balances were lower in 2006 due to the timing of the A4 acquisition and the repurchase of 1,250 shares of Allscripts common stock from IDX, a subsidiary of GE. Interest expense remained constant during 2007 and 2006 at $3,715 and $3,712, respectively.

Income taxes

We adopted FASB Interpretation No. 48 ("FIN 48"), Accounting for Uncertainty in Income Taxes, on January 1, 2007. As a result of the implementation of FIN 48, we recorded an approximate $273 increase in the liability for unrecognized tax benefits, which was accounted for as an increase to the January 1, 2007 balance of goodwill in relation to the A4 acquisition on March 2, 2006. As of December 31, 2007, the gross amount of unrecognized tax benefits was $6,400, of which $6,400 was recorded as a reduction to certain tax carryovers. The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate is $4,600. All remaining amounts would be adjustments to goodwill.

We also recognized accrued interest and penalties related to unrecognized tax benefits in income tax expense and have also accrued amounts as adjustments to goodwill. We had approximately $1,300 in interest and penalties related to unrecognized tax benefits accrued as of December 31, 2007. It is unlikely that the balance of the unrecognized tax benefits will change in any material amount in the next 12 months.

During the first quarter of 2006, management reversed $61,284 of its net operating loss valuation allowance against goodwill in purchase accounting for the A4 acquisition in 2006. In connection with the reversal of its valuation allowance in purchase accounting, we wrote off approximately $5,656 of net operating losses ("NOL") pursuant to Internal Revenue Code Section 382, which imposes an annual limitation on the future utilization of net operating losses.

A tax provision of $10,186 and $7,424 were recorded for the years ended December 31, 2007 and 2006, respectively. The 2007 tax provision includes the benefit of approximately $2,089 in Federal research and development tax credits relating to a study performed on tax years 1998 through 2007 which principally reduced the effective tax rate from 38.4% in 2006 to 33.1% in 2007.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Software and Related Services

Software and related services revenue for the year ended December 31, 2006 increased 166.2%, or $108,337, from $65,166 in 2005 to $173,503 in 2006. Of the increase, a total of $78,444 is attributed to revenue generated by A4 since the March 2, 2006 acquisition. The remaining increase of $29,893 or 45.9% is attributable to an increase in revenue recorded for software and implementation services accounted for under percentage of completion, add-on software sales to existing customers, an increase in related support and maintenance revenue due to the increase in our installed customer base and an increase in hardware revenue.

Gross profit for software and related services for the year ended December 31, 2006 increased 147.6%, or $61,493, from $41,659 in 2005 to $103,152 in 2006. The increase in gross profit is primarily a result of an increase in revenue recorded for software and implementation services accounted for under percentage of completion, add-on software sales to existing customers, an increase in support and maintenance revenue and the contribution of gross profit from A4 since the date of acquisition. Gross profit for software and related services as a percentage of revenue decreased from 63.9% in 2005 to 59.5% in 2006. Allscripts' gross profit as a percentage of revenue was adversely impacted in 2006 due to the contribution of gross profit from the A4 product line, which tends to have lower margins than our traditional overall software and related services product lines. In addition, the gross margin was negatively affected by an increase of approximately $6,600 in lower-margin hardware revenue in 2006, which included one large hardware transaction for $2,000 with a customer in the third quarter of 2006.

Operating expenses for software and related services for the year ended December 31, 2006 increased $25,800 from $23,254 in 2005 to $49,054 in 2006. Of the increase, a total of $18,938 is attributed to A4 operating expenses since the March 2, 2006 acquisition, which includes $247 of stock-based compensation. The remaining increase of $6,862 is primarily the result of an increase of approximately $3,157 in compensation related costs, an increase of $1,173 in commissions, $812 in bad debt expense, $534 in travel related costs, and $846 in stock-based compensation. These increases in operating costs for 2006 reflect the overall growth experienced in the software and services business and also reflect an increase of approximately 36 headcount additions during 2006. A total of $1,093 and $0 was recorded for stock-based compensation in 2006 and 2005, respectively.

We had capitalized software costs of $7,446 in 2006 and $2,796 for the same period in 2005, which was capitalized pursuant to Statement of Financial Accounting Standard "SFAS" No. 86, "Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed" in our software and related services segment. The increase in capitalized software is largely attributed to the development of TouchWorks version 11 and upgrades to our e-prescribing software.

Prepackaged Medications

Prepackaged medications revenue for the year ended December 31, 2006 decreased 4.2%, or $1,921, from $45,609 in 2005 to $43,688 in 2006. The decrease is primarily due to management's focus in reducing lower-margin revenue from wholesaler customers, which decreased from approximately $13,202 in 2005 to approximately $9,523 in 2006. This $3,679 decrease in wholesaler revenue was partially offset by an increase in prepackaged medications revenue of approximately $1,758, which was primarily driven by new business and an overall increase in average selling price of approximately 5% on a year-over-year basis. Total medication units shipped in 2006 and 2005 remained relatively consistent at 2.4 million units.

Gross profit for prepackaged medications for the year ended December 31, 2006 decreased 1.8%, or $138, from $7,563 in 2005 to $7,425 in 2006. Gross profit as a percentage of revenue increased from 16.6% in 2005 to 17.0% in 2006. The decrease in gross profit is due to the decrease in revenue as noted and the increase in gross profit as a percentage of revenue is due to management's focus on decreasing lower-margin sales to wholesaler customers.

Operating expenses for prepackaged medications for the year ended December 31, 2006 increased $1,298, from $1,826 in 2005 to $3,124 in 2006. The increase is primarily due to an increase in bad debt expense of approximately $875 primarily relating to one wholesaler customer, an increase of approximately $114 in sales commissions, and the remaining increase of $309 represents increased cost for compensation related costs, travel and entertainment expenses, and sales tax related matters.

Information Services

Information services revenue for the year ended December 31, 2006 increased 10.1%, or $989, from $9,789 in 2005 to $10,778 in 2006. This improvement is primarily attributed to the increase in revenue related to the development and hosting of several PRMP solutions in 2006, when compared to the same period in 2005. Revenue from e-Detailing sessions remained consistent on a year-over-year basis.

Gross profit for information services decreased 5.2%, or $292, from $5,653 in 2005 to $5,361 in 2006. Gross profit as a percentage of revenue decreased from 57.7% in 2005 to 49.7% in 2006. The decreases in both gross profit and gross profit as a percentage of revenue in 2006 are primarily due to the recognition of non-recurring program early termination fees during 2005, which compares to lower termination fees in 2006. We also recognized a lower e-Detail program certificate reward redemption rate in 2005, which resulted in lower cost of revenue when compared to the same period in 2006.

Operating expenses for information services increased 38.0%, or $1,106, from $2,910 in 2005 to $4,016 in 2006. The increase is primarily due to an increase of approximately $460 in compensation related costs due to headcount additions primarily for the platform business, an increase of approximately $213 in sales commissions, a charge of approximately $180 in stock-based compensation costs and an increase in various other operating costs of $253 in 2006. There was no stock-based compensation in 2005.

Unallocated Corporate Expenses

Unallocated corporate expenses for the year ended December 31, 2006 increased $22,214, from $17,662 in 2005 to $39,876 in 2006. The increase in 2006 primarily relates to $8,229 in A4 unallocated corporate expenses, $8,573 in increased intangible asset amortization relating to the A4 acquisition and an increase of approximately $815 in corporate salaries and bonus expense. There was a net increase of $450 in stock-based compensation primarily due to the forfeiture rate adjustment related to the accelerated option vesting during the fourth quarter of 2005. In addition, the increase in corporate costs in 2006 reflects an increase of $811 in facilities expense resulting from expansion of our corporate office and an increase in consulting related costs of $975 for the improvement of our information systems and other related projects. Operating expenses for 2006 included $1,021 in non-recurring integration costs related to the A4 acquisition that was recognized in the first quarter of 2006.

Interest Income

Interest income for 2006 decreased 19.9%, or $820, from $4,128 in 2005 to $3,308 in 2006. The decrease in interest income is attributed to a decrease in overall cash and marketable securities resulting from the A4 acquisition and the repurchase of 1,250 shares of Allscripts common stock from IDX, a subsidiary of GE, partially offset by cash generated from operations and an increase in interest rates during 2006.

Interest Expense

Interest expense for 2006 increased 5.6%, or $196, from $3,516 in 2005 to $3,712 in 2006. The increase is primarily due to interest expense incurred on the $3,400 secured promissory note assumed in the A4 acquisition.

Income Taxes

As a result of the A4 acquisition in March 2006, management determined under the provisions of SFAS 109, "Accounting for Income Taxes", that it is more likely than not that Allscripts will generate adequate taxable income for the foreseeable future to realize its deferred tax assets. Accordingly, management reversed all of its $61,284 valuation allowance against goodwill in purchase accounting for the A4 acquisition. In connection with the reversal of its valuation allowance in purchase accounting, approximately $5,656 of net operating losses were written-off pursuant to Internal Revenue Code Section 382, which imposes an annual limitation on the future utilization of net operating losses. A tax provision of $7,424 and $0 were recorded for the years ended December 31, 2006 and 2005, respectively. As of December 31, 2006 and 2005, the valuation allowance was $0 and $61,284, respectively.

Selected Quarterly Operating Results

The following table shows our quarterly unaudited consolidated financial information for the eight quarters ended December 31, 2007. We have prepared this information on the same basis as the annual information presented in other sections of this report. In management's opinion, this information reflects all adjustments, all of which are of a normal recurring nature that are necessary for a fair presentation of the results for these periods. The operating results for any quarter should not be relied upon to predict the results for any subsequent period or for the entire fiscal year. You should be aware of possible variances in our future quarterly results. See "Risk Factors—Risks Related to Our Stock—Our quarterly operating results may vary."

	Quarter Ended							
	2007				2006			
	Dec. 31	Sept. 30	June 30	March 31	Dec. 31	Sept. 30	June 30	March 31
	(Amounts in thousands, except per share amounts) (Unaudited)							
Statements of Operations Data:								
Revenue	$73,401	$73,444	$70,041	$65,022	$63,560	$62,191	$60,014	$42,204
Cost of revenue (a)	37,528	36,648	34,570	32,749	29,544	31,666	28,742	22,079
Gross profit	35,873	36,796	35,471	32,273	34,016	30,525	31,272	20,125
Operating expenses:								
Selling, general and administrative expenses (b)	26,694	27,173	25,425	22,374	23,952	21,916	23,122	16,808
Amortization of intangibles	2,727	2,757	2,576	2,576	2,576	3,045	3,281	1,370
Income from operations	6,452	6,866	7,470	7,323	7,488	5,564	4,869	1,947
Interest and other income, net	884	934	1,106	1,037	802	649	631	1,081
Interest expense	(925)	(927)	(930)	(933)	(937)	(940)	(940)	(895)
Gain on sale of equity investment	—	—	2,392	—	—	—	—	—
Income before income taxes	6,411	6,873	10,038	7,427	7,353	5,273	4,560	2,133
Income taxes	467	2,749	4,010	2,960	2,870	2,011	1,733	810
Net income	$5,944	$4,124	$6,028	$4,467	$4,483	$3,262	$2,827	$1,323
Net income per share—basic	$0.11	$0.07	$0.11	$0.08	$0.08	$0.06	$0.05	$0.03
Net income per share—diluted	$0.10	$0.07	$0.10	$0.08	$0.08	$0.06	$0.05	$0.03

(a) Includes stock-based compensation expense of $329, $247, $103 and $82 for the three months ended December 31, 2007, September 30, 2007, June 30, 2007 and March 31, 2007, respectively. All stock-based compensation expense was recorded to the selling, general and administrative expense category during the year ended December 31, 2006.

(b) Includes stock-based compensation expense of $1,216, $1,262, $523, $574, $888, $617, $416 and $407 for the three months ended December 31, 2007, September 30, 2007, June 30, 2007, March 31, 2007, December 31, 2006, September 30, 2006, June 30, 2006 and March 31, 2006, respectively.

Liquidity and Capital Resources

At December 31, 2007 and December 31, 2006, our principal sources of liquidity consisted of cash, cash equivalents and marketable securities of $63,003 and $83,038, respectively. The decrease of $20,035 is reflective of the following:

Operating activities

For the year ended December 31, 2007, we generated $30,517 in net cash provided by operations, compared to $27,413 in 2006. This net improvement of $3,104 is due primarily to an increase of $14,687 in net income and related non-cash reconciling adjustments, offset by a net working capital change of $11,583.

Investing activities

On December 31, 2007, we acquired ECIN for approximately $93,495, of which $8,946 was unpaid and accrued at December 31, 2007, less ECIN cash acquired of approximately $5,009. We also paid $12,005 for acquisition costs related to the Source Medical and other acquisitions.

During the year ended December 31, 2007, we used $7,745 of cash for capital expenditures and $13,918 for capitalized software development costs, which includes $3,300 of third party clinical content development and approximately $1,400 of capitalized software costs incurred by our A4 business. We used $5,674 and $9,106 in the year ended December 31, 2006 to fund capital expenditures and capitalized software costs, respectively. In addition, during the second quarter of 2007 we received $2,592 from the sale of an equity interest in Medem.

Financing activities

Simultaneously with the closing of the ECIN acquisition on December 31, 2007, Allscripts entered into a $60,000 Credit Agreement, providing for an unsecured commitment that matures on January 1, 2012 (the "Credit Facility"). On December 31, 2007, Allscripts borrowed $49,952, net of fees, under the Credit Facility and the net proceeds received by Allscripts were used to partially finance the acquisition of ECIN.

For the year ended December 31, 2007, we received $10,169 in proceeds from the exercise of stock options and purchases of stock under our employee stock purchase plan.

Allscripts' working capital decreased by 8.7%, or $7,175, for the year ended December 31, 2007, from $82,250 at December 31, 2006 to $75,067 at December 31, 2007. The decrease is primarily due to a decrease in short-term and long-term marketable securities resulting primarily from funding $79,540 of the ECIN acquisition, offset by the net proceeds of $49,952 received from our Credit Facility, $10,169 in proceeds from the exercise of stock options and purchases of stock under our employee stock purchase plan and by cash provided by operating activities. At December 31, 2007, we had an accumulated deficit of $513,242, compared to $533,805 at December 31, 2006.

Future Capital Requirements

We believe that our cash, cash equivalents and marketable securities of $63,003 as of December 31, 2007 and our cash flow from operations will be sufficient to meet the anticipated cash needs of our business for the next twelve months. Our primary needs for cash over the next twelve months will be to fund working capital, service approximately $5,900 in interest payments on our debt instruments, fund capital expenditures, contractual obligations and investment needs of our current business.

We cannot provide assurance that our actual cash requirements will not be greater than we expect as of the date of this report. We will, from time to time, consider the acquisition of, or investment in, complementary businesses, products, services and technologies, which might impact our liquidity requirements or cause us to issue additional equity or debt securities.

If sources of liquidity are not available or if we cannot generate sufficient cash flow from operations during the next twelve months, we might be required to obtain additional sources of funds through additional operating improvements, capital market transactions, asset sales or financing from third parties, a combination thereof or otherwise. We cannot provide assurance that these additional sources of funds will be available or, if available, would have reasonable terms.

Contractual Obligations, Commitments and Off Balance Sheet Arrangements

We have various contractual obligations, which are recorded as liabilities in our consolidated financial statements. Other items, such as operating lease contract obligations are not recognized as liabilities in our consolidated financial statements but are required to be disclosed.

The following table summarizes our significant contractual obligations as of December 31, 2007 and the effect such obligations are expected to have on our liquidity and cash in future periods assuming all obligations reach maturity:

	Total	2008	2009	2010	2011	2012	2013+
Contractual obligations:							
3.5% Senior Convertible Debentures (1)	$82,500	$—	$—	$—	$—	$—	$82,500
Semi-annual interest due on the 3.5% Senior Convertible Debentures (1)	48,365	2,888	2,888	2,888	2,888	2,888	33,925
Revolving Credit Facility (2)	50,000	—	—	—	—	50,000	—
Estimated quarterly interest due on Revolving Credit Facility (2)	11,340	2,835	2,835	2,835	2,835	—	—
Development contract (3)	10,696	4,616	2,212	2,212	1,656	—	—
7.85% secured promissory note	2,941	279	302	326	353	381	1,300
Monthly interest due on the 7.85% secured promissory note	1,017	221	198	174	147	119	158
Non-cancelable operating leases	12,963	2,616	2,025	1,651	1,550	1,409	3,712
Acquisition payment obligations (4)	9,282	9,282	—	—	—	—	—
Other contractual obligations	2,965	2,632	167	166	—	—	—
Total contractual obligations	$232,069	$25,369	$10,627	$10,252	$9,429	$54,797	$121,595

Liabilities for net unrecognized tax benefits which totaled $7,650 as of December 31, 2007 have been excluded from the table above since we cannot predict with reasonable reliability the timing of cash settlements to the respective taxing authorities.

(1) In July 2004, we completed the private placement of our Notes and are obligated to pay approximately $1,444 in interest payments every six months under the Notes, payable on January 15 and July 15 of each year. These Notes can be converted, in certain circumstances, into approximately 7,300 shares of common stock based upon a conversion price of approximately $11.26 per share, subject to adjustment for certain events. The Notes were convertible during all quarters in 2007 by virtue of the last reported sale price for Allscripts' common sock having exceeded $14.64 for twenty consecutive days in the 30 trading-day period ending on each fiscal quarter end date. No Notes were converted as of December 31, 2007. The timing of

our obligation on the Notes may change as it relates to funding interest payments and making a principal payment on the Notes based on whether the holders elect to convert the Notes. In addition, Allscripts may redeem some or all of the Notes for cash any time on or after July 20, 2009 at the Notes' full principal amount plus accrued and unpaid interest, if any. Holders of the Notes may require Allscripts to repurchase some or all of the Notes on July 15, 2009, 2014 and 2019 or, subject to certain exceptions, upon a change of control of Allscripts.

(2) On December 31, 2007, Allscripts entered into a Credit Agreement by and among Allscripts, Allscripts LLC, A4 Health Systems, Inc., A4 Realty, LLC and ECIN as Borrowers, JPMorgan Chase Bank, N.A., as the sole administrative agent, J.P. Morgan Securities, Inc. as sole lead arranger, and certain other financial institutions from time to time named therein. The Credit Facility provides for a total unsecured commitment of $60,000 and matures on January 1, 2012. The Credit Facility is available in the form of letters of credit and revolving loans. As of December 31, 2007, $50,000 in borrowings were outstanding and $0 in letters of credit were outstanding under the Credit Facility. The proceeds received by Allscripts under the Credit Facility were used to partially finance the acquisition of ECIN described in Note 3. The Credit Facility contains customary representations, warranties, covenants and events of default. The Credit Facility also contains certain financial covenants, including but not limited to, leverage and coverage ratios to be calculated on a quarterly basis. The interest rate for the Credit Facility will initially bear interest at LIBOR plus 0.80% and thereafter will be based upon Allscripts' leverage ratio as of the last day of the most recently ended fiscal quarter or fiscal year, commencing with the date of delivery of Allscripts' financial statements for the fiscal quarter ending June 30, 2008, pursuant to the terms of the Credit Facility. Future variable interest payments are estimated based on December 31, 2007 interest rates.

(3) On December 1, 2006, we entered into a $14,000 software content development agreement with a partner to assist in the development of TouchWorks clinical content. The partner will be developing customer content for use within Allscripts solutions by medical professionals. Upon acceptance of contracted deliverables, Allscripts will provide payment for the development efforts over the next four years, with the final deliverable to be completed by September 30, 2011.

(4) As of December 31, 2007, $8,946, $252 and $84 of the consideration related to the ECIN acquisition, the A4 acquisition and the August 2003 Advanced Imaging Concepts, Inc. ("AIC") acquisition, respectively, had not been paid. Allscripts paid the remaining ECIN obligation in January 2008. Payment on the remaining A4 obligation is expected to be paid in 2008. Payment on the remaining AIC obligation will occur upon the receipt of the required acknowledgement from the AIC stockholders.

In connection with the corporate facilities lease agreement, Allscripts has provided to the lessor an unconditional irrevocable letter of credit in favor of the lessor in the amount of $500 as security for the full and prompt performance by Allscripts under the lease agreement. The letter of credit may be drawn upon by the lessor and retained, used or applied by lessor for the purpose of curing any monetary default or defaults of Allscripts under the lease. The letter of credit provides for an expiration date of one year from the commencement date of the lease, and will automatically extend for additional successive one-year periods through the term of the lease. As of December 31, 2007 and 2006, no amounts had been drawn on the letter of credit.

In connection with our acquisition of ECIN, we assumed a $100 irrevocable letter of credit with a lending institution. A security deposit in the form of a letter of credit is specified in ECIN's Chicago office lease agreement. The letter of credit contains an automatic renewal provision that requires notice of non-renewal to the beneficiary no later than 60 days prior to the current expiration date. The letter of credit expires on June 29, 2008. Under the ECIN Chicago office lease agreement, we have the right to reduce the letter of credit over time to $75 on November 1, 2008 and to $50 on November 1, 2009.

We have other letters of credit as security for full and prompt performance under various contractual arrangements totaling $300. As of December 31, 2007 and 2006, no amounts had been drawn on the letters of credit.

Recent Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141 (revised 2007), *Business Combinations* ("FAS 141R"). FAS 141R establishes principles and requirements for how the acquirer in a business combination recognizes and measures in its financial statements the fair value of identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at the acquisition date. FAS 141R determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. FAS No. 141R is effective for fiscal years beginning after December 15, 2008. We are currently evaluating the impact of adopting FAS 141R on our consolidated results of operations and financial condition and plan to adopt it as required in the first quarter of fiscal 2009.

In December 2007, the Financial Accounting Standards Board issued SFAS 160, *Noncontrolling Interests in Consolidated Financial Statements* ("FAS 160"), an amendment of Accounting Research Bulletin No. 51, *Consolidated Financial Statements* ("ARB 51"). FAS 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Minority interests will be recharacterized as noncontrolling interests and will be reported as a component of equity separate from the parent's equity, and purchases or sales of equity interests that do not result in a change in control will be accounted for as equity transactions. In addition, net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement and upon a loss of control, the interest sold, as well as any interest retained, will be recorded at fair value with any gain or loss recognized in earnings. This pronouncement is effective for fiscal years beginning after December 15, 2008. We are currently evaluating the impact of adopting FAS 160 on our consolidated results of operations and financial condition and plan to adopt it as required in the first quarter of fiscal 2009.

In February 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115,* ("FAS 159"). FAS 159 allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement for certain financial assets and liabilities under an instrument-by-instrument election. Most of the provisions in FAS 159 are elective; however, it applies to all companies with available-for-sale and trading securities. A company will report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. FAS 159 is effective for fiscal years beginning after November 15, 2007, with early adoption permitted provided that the entity also adopts FAS 157. We plan to adopt FAS 159 as required at the beginning of our fiscal year 2008 and management does not believe the adoption will have a material effect on our consolidated financial statements.

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS 157, *Fair Value Measurements* ("FAS 157"). FAS 157, as required, defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. FAS 157 clarifies that the fair value is the exchange price in an orderly transaction between market participants to sell the asset or transfer the liability in the market. The standard emphasizes that fair value is a market-based measurement, not an entity-specific measurement and a fair value measurement should therefore be based on the assumptions that market participants would use in pricing the asset or liability. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We plan to adopt FAS 157 as required at the beginning of our fiscal year 2008 and management does not believe the adoption will have a material effect on our consolidated financial statements.

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes.* This interpretation clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with Statement of Financial Accounting Standards (FAS) No. 109, "Accounting for Income Taxes" by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company adopted this interpretation as required on January 1, 2007 (see Note 8 to the consolidated financial statements).

Item 7A. Quantitative and Qualitative Disclosures About Market Risk (Dollars in thousands)

As of December 31, 2007, we did not own any derivative financial instruments, but we were exposed to market risks, primarily changes in U.S. and LIBOR interest rates. Our Senior Convertible Debentures and secured promissory note bear a fixed interest rate, and accordingly, the fair market value of the debt is sensitive to changes in interest rates. Allscripts is also exposed to the risk that our earnings and cash flows could be adversely impacted by fluctuations in interest rates due to the $50,000 of cash acquired from our bank Credit Facility on December 31, 2007. Based upon our balance of $50,000 of debt against our Credit Facility as of December 31, 2007, an increase in interest rates of 1.0% would cause a corresponding increase in our annual interest expense of approximately $500.

As of December 31, 2007, we had cash, cash equivalents and marketable securities in financial instruments of $63,003. Declines in interest rates over time will reduce our interest income from our investments. Based upon our balance of cash, cash equivalents and marketable securities as of December 31, 2007, a decrease in interest rates of 1.0% would cause a corresponding decrease in our annual interest income of approximately $630.

Item 8. Financial Statements and Supplementary Data

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders'
Allscripts Healthcare Solutions, Inc.

We have audited the accompanying consolidated balance sheets of Allscripts Healthcare Solutions, Inc. (a Delaware Corporation) and Subsidiaries (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allscripts Healthcare Solutions, Inc. and Subsidiaries as of December 31, 2007 and 2006, and the consolidated results of its operations and cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 8 to the consolidated financial statements, the company adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, An interpretation of FASB statement No. 109," on January 1, 2007.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Allscripts Healthcare Solutions, Inc. and Subsidiaries internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated February 29, 2008 expressed an unqualified opinion.

/s/ GRANT THORNTON LLP

Chicago, Illinois
February 29, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders'
Allscripts Healthcare Solutions, Inc.

We have audited Allscripts Healthcare Solutions, Inc. (a Delaware Corporation) and Subsidiaries internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Allscripts Healthcare Solutions, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on Allscripts Healthcare Solutions, Inc. and Subsidiaries internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

In conducting management's evaluation of the effectiveness of its internal control over financial reporting, management has excluded from its assessment the operations of Extended Care Information Networks, Inc. ("ECIN") due to the acquisition that occurred on December 31, 2007, the last day of the Company's fiscal year. As the ECIN assets accounted for approximately 3 percent of consolidated assets and did not impact consolidated total revenue due to the December 31, 2007 acquisition date and management's decision to exclude ECIN's results from the consolidated statement of operations, our audit of internal control over financial reporting of Allscripts Healthcare Solutions, Inc. did not include an evaluation of the internal control over financial reporting of ECIN.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Allscripts Healthcare Solutions, Inc. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Allscripts Healthcare Solutions, Inc. and Subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2007, and our report dated February 29, 2008 expressed an unqualified opinion on those financial statements.

/s/ GRANT THORNTON LLP

Chicago, Illinois
February 29, 2008

ALLSCRIPTS HEALTHCARE SOLUTIONS, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except per share amounts)

	December 31, 2007	December 31, 2006
ASSETS		
Current assets:		
Cash and cash equivalents	$43,785	$42,461
Marketable securities	5,759	14,553
Accounts receivable, net of allowances of $4,190 and $4,234 in 2007 and 2006, respectively	81,351	55,579
Deferred taxes, net	16,650	27,437
Inventories	4,178	3,247
Prepaid expenses and other current assets	17,401	10,620
Total current assets	169,124	153,897
Long-term marketable securities	13,459	26,024
Fixed assets, net	18,238	14,094
Software development costs, net	24,115	12,285
Intangible assets, net	107,503	78,050
Goodwill	240,452	188,261
Other assets	5,252	4,999
Total assets	$578,143	$477,610
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$15,911	$9,294
Accrued expenses	17,266	17,861
Accrued acquisition obligation	8,946	—
Accrued compensation	5,441	8,685
Deferred revenue	45,940	35,549
Current portion of long-term debt	279	258
Other current liabilities	274	—
Total current liabilities	94,057	71,647
Long-term debt	135,162	85,441
Deferred taxes, net	6,179	3,915
Other liabilities	2,105	357
Total liabilities	237,503	161,360
Preferred stock:		
Undesignated, $0.01 par value, 1,000 shares authorized, no shares issued and outstanding at December 31, 2007 and 2006	—	—
Common stock:		
$0.01 par value, 151,500 shares authorized; 56,918 issued and outstanding at December 31, 2007; 54,358 issued and outstanding at December 31, 2006	569	543
Less treasury stock:		
$0.01 par value, no shares outstanding at December 31, 2007 and 2006	—	—
Additional paid-in capital	853,402	849,628
Accumulated deficit	(513,242)	(533,805)
Accumulated other comprehensive loss	(89)	(116)
Total stockholders' equity	340,640	316,250
Total liabilities and stockholders' equity	$578,143	$477,610

The accompanying notes are an integral part of these consolidated financial statements.

ALLSCRIPTS HEALTHCARE SOLUTIONS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

	Year Ended December 31,		
	2007	2006	2005
Revenue:			
Software and related services	$222,673	$173,503	$65,166
Prepackaged medications	43,959	43,688	45,609
Information services	15,276	10,778	9,789
Total revenue	281,908	227,969	120,564
Cost of revenue:			
Software and related services	94,866	70,351	23,507
Prepackaged medications	36,974	36,263	38,046
Information services	9,655	5,417	4,136
Total cost of revenue	141,495	112,031	65,689
Gross profit	140,413	115,938	54,875
Operating expenses:			
Selling, general and administrative expenses	101,666	85,798	43,908
Amortization of intangibles	10,636	10,272	1,744
Income from operations	28,111	19,868	9,223
Interest and other income, net	3,961	3,163	4,003
Interest expense	(3,715)	(3,712)	(3,516)
Gain on sale of equity investment	2,392	—	—
Income from operations before income taxes	30,749	19,319	9,710
Provision for income tax	10,186	7,424	—
Net income	$20,563	$11,895	$9,710
Net income per share—basic	$0.37	$0.23	$0.24
Net income per share—diluted	$0.35	$0.22	$0.23
Weighted-average shares outstanding used in computing basic net income per share	55,712	51,058	40,045
Weighted-average shares outstanding used in computing diluted net income per share	64,671	53,367	43,068

The accompanying notes are an integral part of these consolidated financial statements.

ALLSCRIPTS HEALTHCARE SOLUTIONS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)
(In thousands)

	Preferred Stock		Common Stock		Additional Paid-In Capital	Unearned Compen-sation	Treasury Stock		Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount	Shares	Amount			Shares	Amount			
Balance at December 31, 2004	—	$—	40,114	$401	$645,541	$—	(1,399)	($11,250)	($555,410)	($589)	$78,693
Issuance of 2,158 shares of common stock under option agreements	—	—	2,158	22	9,460	—	—	—	—	—	9,482
Unearned compensation expense related to restricted stock issuance	—	—	30	—	461	(374)	—	—	—	—	87
Stock-based compensation expense related to stock option acceleration	—	—	—	—	518	—	—	—	—	—	518
Net income	—	—	—	—	—	—	—	—	9,710	—	9,710
Unrealized loss on marketable securities, net of tax	—	—	—	—	—	—	—	—	—	(71)	(71)
Balance at December 31, 2005	—	$—	42,302	$423	$655,980	($374)	(1,399)	($11,250)	($545,700)	($660)	$98,419
Issuance of 2,815 shares of common stock under option agreements	—	—	2,815	28	14,349	—	—	—	—	—	14,377
Issuance of 10 shares of common stock under restricted stock agreements	—	—	10	—	—	—	—	—	—	—	—
Retirement of 30 share certificates of restricted stock	—	—	(30)	—	—	—	—	—	—	—	—
Issuance of 3,500 shares for A4 purchase	—	—	3,500	35	68,740	—	—	—	—	—	68,775
Unearned compensation expense related to restricted stock issuance	—	—	—	—	(374)	374	—	—	—	—	—
Stock-based compensation expense related to stock options and restricted stock issuance	—	—	—	—	2,328	—	—	—	—	—	2,328
Issuance of 15 shares of common stock under the Employee Stock Purchase Plan	—	—	15	—	315	—	—	—	—	—	315
Issuance of 6,996 shares of common stock under the February 2006 Allscripts share offering	—	—	6,996	70	130,240	—	1,399	11,250	—	—	141,560
Costs incurred related to the February 2006 Allscripts shares offering	—	—	—	—	(885)	—	—	—	—	—	(885)
Repurchase of 1,250 shares of common stock from General Electric (IDX)	—	—	(1,250)	(13)	(21,065)	—	—	—	—	—	(21,078)
Net income	—	—	—	—	—	—	—	—	11,895	—	11,895
Unrealized loss on marketable securities, net of tax	—	—	—	—	—	—	—	—	—	544	544
Balance at December 31, 2006	—	$—	54,358	$543	$849,628	$—	—	—	($533,805)	($116)	$316,250

ALLSCRIPTS HEALTHCARE SOLUTIONS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)—(Continued)
(In thousands)

	Preferred Stock		Common Stock		Additional Paid-In Capital	Unearned Compen-sation	Treasury Stock		Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount	Shares	Amount			Shares	Amount			
Issuance of 1,915 shares of common stock under option agreements	—	—	1,915	19	9,262	—	—	—	—	—	9,281
Issuance of 731 shares of common stock under restricted stock award agreements	—	—	731	7	(7)	—	—	—	—	—	—
Repurchase of common stock under restricted stock award agreements	—	—	(124)	—	(716)	—	—	—	—	—	(716)
Stock-based compensation expense related to stock options and restricted stock issuance	—	—	—	—	3,808	—	—	—	—	—	3,808
Issuance of 38 shares of common stock under the Employee Stock Purchase Plan	—	—	38	—	881	—	—	—	—	—	881
A4 Health Systems, Inc. purchase accounting adjustment	—	—	—	—	(9,454)	—	—	—	—	—	(9,454)
Net income	—	—	—	—	—	—	—	—	20,563	—	20,563
Unrealized loss on marketable securities, net of tax	—	—	—	—	—	—	—	—	—	27	27
Balance at December 31, 2007	—	$—	56,918	$569	$853,402	$—	—	$—	($513,242)	($89)	$340,640

The accompanying notes are an integral part of these consolidated financial statements.

ALLSCRIPTS HEALTHCARE SOLUTIONS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,		
	2007	2006	2005
Cash flows from operating activities:			
Net income	$20,563	$11,895	$9,710
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	21,468	16,455	6,528
Stock-based compensation expense	3,808	2,328	604
Write-off of capitalized software	—	290	—
Realized (gain) loss on investments	77	145	51
Provision for doubtful accounts	2,604	3,180	553
Deferred taxes	9,317	6,465	—
Gain on sale of equity investment	(2,392)	—	—
Changes in operating assets and liabilities:			
Accounts receivable	(25,179)	(16,510)	(8,277)
Inventories	(931)	1,291	198
Prepaid expenses and other assets	(5,553)	(3,385)	(1,702)
Accounts payable	5,732	(1,798)	2,649
Accrued expenses	(2,962)	(809)	3,686
Accrued compensation	(4,259)	6,383	(348)
Deferred revenue	8,381	1,403	2,699
Other current liabilities	(157)	80	156
Net cash provided by operating activities	30,517	27,413	16,507
Cash flows from investing activities:			
Capital expenditures	(7,745)	(5,674)	(1,958)
Capitalized software and website development costs	(13,918)	(9,106)	(3,186)
Purchase of marketable securities	(20,480)	(29,053)	(25,907)
Maturities of marketable securities	41,782	74,026	51,872
Investment in promissory note receivable and minority interest	—	(500)	(1,050)
Sale of equity investment	2,592	—	—
Net payments for purchase of Extended Care Information Network, Inc.	(79,540)	—	—
Net payments for purchase of A4 Health Sytems, Inc.	(265)	(209,824)	—
Payments for other acquisitions	(11,740)	—	(1,763)
Net cash provided by (used in) investing activities	(89,314)	(180,131)	18,008
Cash flows from financing activities:			
Payments of capital lease obligations	—	(15)	(64)
Proceeds from exercise of common stock options	9,280	14,377	9,482
Net proceeds received in issuance of common stock	—	140,675	—
Repurchase of common stock from a related party	—	(21,078)	—
Proceeds from employee stock purchase plan, net	889	315	—
Net proceeds from revolving Credit Facility	49,952	—	—
Net cash provided by financing activities	60,121	134,274	9,418
Net increase (decrease) in cash and cash equivalents	1,324	(18,444)	43,933
Cash and cash equivalents, beginning of year	42,461	60,905	16,972
Cash and cash equivalents, end of year	$43,785	$42,461	$60,905

The accompanying notes are an integral part of these consolidated financial statements.

ALLSCRIPTS HEALTHCARE SOLUTIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar and share amounts in thousands, except per-share amounts)

1. Nature of Business

Allscripts Healthcare Solutions, Inc. ("Allscripts") is a leading provider of clinical software, connectivity and information solutions that physicians use to improve the quality of healthcare principally in the United States. Our businesses provide innovative solutions that inform physicians with just right, just in time information, connect physicians to each other and to the entire community of care, and transform healthcare, improving both the quality and efficiency of care. We provide clinical software applications, including Electronic Health Record (EHR), practice management, electronic prescribing, Emergency Department Information System (EDIS), hospital care management and document imaging solutions through our clinical solutions and hospital solutions businesses. Additionally, we provide clinical education and information solutions for physicians and patients through our physicians interactive business unit. We also provide prepackaged medication fulfillment services through our medication services business unit.

We report our financial results utilizing three business segments: software and related services segment; information services segment; and prepackaged medications segment. The software and related services segment consists of clinical software solutions offered by our clinical solutions business unit, such as HealthMatics, TouchWorks, and TouchScript offerings as well as the hospital solutions business unit, such as Canopy, Healthmatics ED and ECIN products. TouchWorks Electronic Health Record is an award-winning EHR solution designed to enhance physician productivity using Tablet PCs, wireless handheld devices or desktop workstations for the purpose of automating the most common physician activities, including prescribing, dictating, ordering lab tests and viewing results, documenting clinical encounters and capturing charges, among others. TouchWorks Practice Management combines scheduling and financial management tools in a single package with functionality including rules-based appointment scheduling, multi-resource and recurring appointment features, referral and eligibility indicators, and appointment and claims management. TouchWorks EHR and TouchWorks PM, which are offered individually and as a combined solution, both have the functionality to handle the complexities of large physician practice groups with 25 or more physicians.

For physician practice groups with fewer than 25 physicians that are seeking an EHR, a practice management system, or a combined EHR and practice management solution, we offer our HealthMatics EHR, Ntierprise Practice Management and HealthMatics Office, which combines the two offerings into one complete solution for clinical and back-office automation.

TouchScript is an e-prescribing solution that physicians can access via the Internet to quickly, safely and securely prescribe medications, check for drug interactions, access medication histories, review drug reference information, and send prescriptions directly to a pharmacy or mail order facility. TouchScript can be a starting point for medical groups to seamlessly transition over time to a complete EHR. Another e-prescribing offering, eRx NOW, is an easy-to-use, web-based solution that is safe, secure, requires no downloading and no new hardware. eRx NOW is accessible by Internet on computers, handheld devices and cell phones and is offered free of charge to every prescriber in America via the National ePrescribing Patient Safety Initiative, a collaborative initiative introduced and led by us to enhance patient safety and reduce preventable medication errors.

Our offerings for hospitals that are seeking EDIS and care management solutions include HealthMatics ED, EmSTAT, Canopy and ECIN. HealthMatics ED electronically streamlines processes for large hospital Emergency Departments, including tracking, triage, nurse and physician charting, disposition and reporting. EmSTAT offers similar functionality for streamlining the Emergency Department care process in small hospitals. ECIN offers Internet-based products and services that streamline the data capture and communication process for hospitals, enhance the admissions process for extended care providers ("ECPs") and assist consumers in locating ECPs and information on senior health issues. Canopy is a Web-based solution that streamlines and speeds the patient care management process by automating utilization, case, discharge and quality management processes relating to patient hospital visits.

In our information services segment, our key product offerings are Physicians Interactive and Physician Relationship Management Platform ("PRMP") solutions. Physicians Interactive is a web-based solution that connects physicians with pharmaceutical companies, medical device manufacturers and biotech companies. One element of this solution, often referred to as e-Detailing, uses interactive sessions to provide clinical education and information to physicians about medical products and disease states, which promotes more informed decision-making, increased efficiency and ultimately higher quality patient care. Other elements of the Physicians Interactive offerings include e-surveys, clinical updates, resource centers, key opinion leader materials, and other physician relationship management services. Through our partnership with Medem, our TouchWorks solution also provides physicians and patients with a tool for secure online consultations, automated disease management services and personal health records. PRMP solutions provide pharmaceutical companies with a turnkey system to build an electronic dialogue and manage ongoing relationships with physicians. The PRMP solution incorporates a full suite of online tools, including campaign management, physician communication and education and sample and rep requests, as well as e-Detailing opportunities.

Finally, our prepackaged medications segment is comprised of our medication services business unit. This business unit provides point-of-care medication management and medical supply services and solutions for physicians and other healthcare providers.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Allscripts and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

Stock-Based Compensation

Effective January 1, 2006, Allscripts adopted the provisions of SFAS No. 123 (Revised), "Share-Based Payment" ("SFAS 123(R)"), which requires the measurement and recognition of compensation expense for all stock-based payment awards made to employees and directors, including employee stock options, based on estimated fair values. Allscripts previously applied Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB 25") and related interpretations and provided the pro forma disclosures required by SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), as amended by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosures" ("SFAS 148"), both of which were superseded by SFAS 123(R) (See Note 9).

Revenue Recognition

Revenue from software licensing arrangements, where the service element is considered essential to the functionality of the other elements of the arrangement, is accounted for under American Institute of Certified Public Accountants Statement of Position ("SOP") 81-1, "Accounting for Performance of Construction-Type Contracts and Certain Production-Type Contracts." Allscripts recognizes revenue on an input basis using actual hours worked as a percentage of total expected hours required by the arrangement, provided that the fee is fixed and determinable and collection of the receivable is probable. Maintenance and support from these agreements is recognized over the term of the support agreement based on vendor-specific objective evidence of fair value of the maintenance revenue, which is generally based upon contractual renewal rates. For agreements that are deemed to have extended payment terms, revenue is recognized using the input method but is limited to the amounts due and payable.

Revenue from software licensing arrangements where the service element is not considered essential to the functionality of the other elements of the arrangement is accounted for under SOP 97-2, "Software Revenue Recognition," as amended by SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition, With

Respect to Certain Transactions." Such revenue is recognized upon shipment of the software or as services are performed, provided persuasive evidence of an arrangement exists, fees are considered fixed and determinable, and collection of the receivable is considered probable. The revenue recognized for each separate element of a multiple-element software contract is based upon vendor-specific objective evidence of fair value, which is based upon the price the customer is required to pay when the element is sold separately.

Revenue from the prepackaged medications segment, from the sale of medications, net of provisions for estimated returns, is recognized upon shipment of the pharmaceutical products, the point at which the customer takes ownership and assumes risk of loss, when no performance obligations remain and collection of the receivable is probable. Allscripts offers the right of return on pharmaceutical products under various policies and estimates and maintains reserves for product returns based on historical experience following the provisions of FAS No. 48, "Revenue Recognition When Right of Return Exists."

Certain of our customer arrangements in our information services segment encompass multiple deliverables. We account for these arrangements in accordance with Emerging Issues Task Force ("EITF") No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"). If the deliverables meet the separation criteria in EITF 00-21, the deliverables are separated into separate units of accounting, and revenue is allocated to the deliverables based on their relative fair values. The criteria specified in EITF 00-21 are that the delivered item has value to the customer on a stand-alone basis, there is objective and reliable evidence of the fair value of the undelivered item, and if the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item is considered probable and substantially in the control of the vendor. Applicable revenue recognition criteria is considered separately for each separate unit of accounting.

Management applies judgment to ensure appropriate application of EITF 00-21, including value allocation among multiple deliverables, determination of whether undelivered elements are essential to the functionality of delivered elements and timing of revenue recognition, among others. For those arrangements where the deliverables do not qualify as a separate unit of accounting, revenue from all deliverables is treated as one accounting unit and recognized on a straight-line basis over the term of the arrangement. Changes in circumstances and customer data may affect management's analysis of EITF 00-21 criteria, which may cause Allscripts to adjust upward or downward the amount of revenue recognized under the arrangement.

In accordance with EITF issued Consensus 01-14, "Income Statement Characterization of Reimbursements for 'Out-of-Pocket' Expenses Incurred," revenue includes reimbursable expenses charged to our clients.

In June 2006, the Financial Accounting Standards Board ("FASB") ratified the consensus reached on EITF No. 06-3 ("EITF 06-3), "How Taxes Collected from customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (That is, Gross versus Net Presentation)." Allscripts presents any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer on a net basis. We did not modify our accounting policy in connection with the adoption of EITF 06-3, and therefore the adoption of this EITF did not have an impact on our consolidated results of operations or financial condition.

As of December 31, 2007 and 2006, there was $18,400 and $8,942, respectively, of revenue earned on contracts in excess of billings, which are included in the balance of accounts receivable. Billings on contracts where revenue has been earned in excess of billings are expected to occur according to the contract terms. Deferred revenue consisted of the following:

	December 31,	
	2007	2006
Prepayments and billings in excess of revenue earned on contracts in progress for software and services provided by Allscripts and included in the software and related services segment	$25,669	$16,264
Prepayments and billings in excess of revenue earned on contracts in progress for support and maintenance provided by Allscripts and included in the software and related services segment	15,623	14,676
Prepayments and billings in excess of revenue earned for interactive physician education sessions and related services provided by the Allscripts' physicians interactive business unit and included in the information services segment	4,648	4,609
Total deferred revenue	$45,940	$35,549

Cash, Cash Equivalents and Marketable Securities

Cash and cash equivalent balances at December 31, 2007 and 2006 consist of cash and money market funds with original maturities at the time of purchase of less than 90 days. Allscripts' cash, cash equivalents, short-term marketable securities and long-term marketable securities are invested in overnight repurchase agreements, money market funds, U.S. and non-U.S. government debt securities, and corporate debt securities. The carrying values of cash and cash equivalents, short-term marketable securities and long-term marketable securities held by Allscripts are as follows:

	December 31,	
	2007	2006
Cash and cash equivalents:		
Cash	$43,017	$34,314
Money market funds	768	8,147
	43,785	42,461
Short-term marketable securities:		
Corporate debt securities	5,759	14,553
	5,759	14,553
Long-term marketable securities:		
U.S. government and agency debt obligations	2,724	5,027
Corporate debt securities	10,735	20,997
	13,459	26,024
Total cash, cash equivalents and marketable securities	$63,003	$83,038

The long-term U.S. government and corporate debt securities have contractual maturities ranging from 13 months to 27 years and all long-term marketable securities have weighted average maturities of less than two years. Management determines the appropriate classification of debt and equity securities at the time of purchase and reevaluates the designation at each balance sheet date. As of December 31, 2007 and 2006, marketable securities were classified as available-for-sale and carried at their fair value, with the unrealized gains and losses reported net of tax in a separate component of stockholders' equity. The components of the net unrealized gain (loss) on marketable securities are as follows, all net of tax:

	As of December 31,	
	2007	2006
Short-term marketable securities:		
Gross unrealized gains	$—	$3
Gross unrealized losses	(1)	—
Net short-term unrealized gains	(1)	3
Long-term marketable securities:		
Gross unrealized gains	9	3
Gross unrealized losses	(97)	(122)
Net long-term unrealized losses	(88)	(119)
Total net unrealized losses on marketable securities	($89)	($116)

For the years ended December 31, 2007, 2006, and 2005, net realized losses were ($77), ($145), and ($51), respectively.

Realized gains and losses and declines in value determined to be other-than-temporary on available-for-sale securities are included in other expense, net. The cost of securities sold is based on specific identification. Interest and dividends on securities classified as available-for-sale are included in interest income. There were no other-than-temporary declines for the years ended December 31, 2007, 2006, and 2005.

Allowance for Doubtful Accounts Receivable

Accounts receivable are recorded at the invoiced amounts and do not bear interest. The allowance for doubtful accounts is recorded to provide for estimated losses resulting from uncollectible accounts, and is based principally upon specifically identified amounts where collection is deemed doubtful. Additional non-specific allowances are recorded based on historical experience and management's assessment of a variety of factors related to the general financial condition of Allscripts' customer base and general economic conditions. Allscripts reviews the collectibility of individual accounts and assesses the adequacy of the allowance for doubtful accounts. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Allscripts does not have any off-balance-sheet credit exposure related to its customers.

Inventories

Inventories, which consist primarily of medications, are carried at the lower of cost or market with cost being determined using the specific identification method.

Fixed Assets

Fixed assets are stated at cost. Depreciation and amortization are computed on the straight-line method over the estimated useful lives of the related assets. The depreciable life of leasehold improvements is the shorter of the lease term or the useful life. Upon asset retirement or other disposition, cost and the related accumulated depreciation are removed from the accounts, and any gain or loss is included in the consolidated statements of operations. Amounts expended for repairs and maintenance are charged to operations as incurred.

Goodwill and Intangible Assets

Goodwill represents the excess of the costs over the fair value of assets of businesses acquired. Goodwill and intangible assets acquired in a business combination and determined to have an indefinite useful life are not amortized in accordance with FAS No. 142, "Goodwill and Other Intangible Assets" ("FAS 142"), but instead tested for impairment at least annually. FAS 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives and reviewed for impairment in accordance with FAS 144, "Accounting for Impairment or Disposal of Long-Lived Assets."

Allscripts has selected January 1 as the date of its annual impairment test of goodwill. No indicators of impairment were identified as a result of its annual impairment test performed on January 1, 2008.

Intangible assets with estimable useful lives are stated at cost and are amortized using the straight-line method over the remaining estimated economic lives of those assets, including the period being reported on.

Long-Lived Assets and Long-Lived Assets to Be Disposed Of

In accordance with FAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("FAS 144"), Allscripts reviews its long-lived assets and certain identifiable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Investment in Promissory Note and Minority Interest

Allscripts holds an investment in Medem totaling $2,900 and $3,100 as of December 31, 2007 and 2006, respectively. The investment has been accounted for under the cost basis of accounting and is recorded in other assets on the consolidated balance sheets. The investment at December 31, 2006 consists of a $2,600 note receivable and a $500 minority interest in Medem. During the year ended December 31, 2007, Allscripts converted the $2,600 note receivable into 2,317 shares of Medem common stock (See Note 6 to the consolidated financial statements). The fair value of the investment is dependent upon the actual financial performance of Medem, its market value, and the volatility inherent in the external markets for this type of investment. In assessing potential impairment of the investment, we consider these factors, as well as the forecasted financial performance of Medem, liquidation preference value of the stock that we hold, and estimated potential for investment recovery. If any of these factors indicate that the investment has become other-than-temporarily impaired, an impairment charge would be recorded. At December 31, 2007 and 2006, the investment has not been impaired.

Software Development Costs

Allscripts capitalizes purchased software that is ready for service and software development costs incurred from the time technological feasibility of the software is established until the software is available for general release in accordance with FAS No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed." Research and development costs and other computer software maintenance costs related to software development are expensed as incurred. Upon the establishment of technological feasibility, related software development costs are capitalized. During 2007, 2006 and 2005, software development costs in the amount of $15,820, $9,106, and $3,186, respectively, were capitalized including $5,200 of third party clinical content development and approximately $1,400 of capitalized software costs related to our A4 businesses. The unamortized balance of capitalized software at the end of 2007 and 2006 was $24,115 and $12,285, respectively. Upon the availability for general release, Allscripts commences amortization of the software on a product by product basis. Amortization is recorded based upon the greater of the ratio that current gross revenues for a product are to the total of current and anticipated future gross revenues for that product or the straight-line method over the remaining estimated economic life of the product, including the period being reported on, which is estimated to be three years. Amortization of capitalized software development costs amounted to $5,520, $3,060, and $3,047 for 2007, 2006, and 2005, respectively. Software development costs of $13,142, $10,760, and $3,765 have been expensed in 2007, 2006, and 2005, respectively.

At each balance sheet date, the unamortized capitalized costs of a software product are compared to the net realizable value of that product. The amount by which the unamortized capitalized costs of a software product exceed the net realizable value of that asset is written off. The net realizable value is the estimated future gross revenues from that product reduced by the estimated future costs of completing and disposing of that product, including the costs of performing maintenance and customer support required to satisfy Allscripts' responsibility set forth at the time of sale. For the years ending December 31, 2007, 2006 and 2005, capitalized software of $0, $290 and $0 was written off, respectively.

Advertising Costs

Advertising costs are expensed as incurred.

Income Taxes

Deferred tax assets or liabilities are established for temporary differences between financial and tax reporting bases and for tax carryforward items and are subsequently adjusted to reflect changes in tax rates expected to be in effect when the temporary differences reverse.

Manufacturer Rebates

Rebates from suppliers are recorded as a reduction of cost of revenue and are generally recognized on an estimated basis upon shipment of the product to customers. The difference between the amount estimated and the amount actually received is reflected prospectively as a change of estimate. These revisions have not historically been material.

Comprehensive Income

Comprehensive income includes all changes in stockholders' equity during a period except those resulting from investments by owners and distributions to owners. The components of accumulated other comprehensive income (loss), net of income tax, consist of unrealized losses on Allscripts marketable securities of ($89) and ($116), at December 31, 2007 and 2006, respectively.

The components of comprehensive income are as follows:

	2007	2006	2005
Net income	$20,563	$11,895	$9,710
Other comprehensive income:			
Unrealized gain (loss) on marketable securities, net of tax	27	544	(71)
Comprehensive income	$20,590	$12,439	$9,639

Net Income Per Share

Allscripts accounts for net income per share in accordance with FAS No. 128, "Earnings per Share" ("FAS 128"). FAS 128 requires the presentation of "basic" income per share and "diluted" income per share. Basic income per share is computed by dividing the net income by the weighted-average shares of outstanding common stock. For purposes of calculating diluted earnings per share, the denominator includes both the weighted average shares of common stock outstanding and dilutive potential common stock equivalents. Dilutive common stock equivalent shares consist primarily of stock options, restricted stock awards and conversion of the Senior Convertible Debentures.

The components of diluted weighted average common shares outstanding are as follows:

	December 31,		
	2007	2006	2005
Weighted average shares outstanding:			
Basic	55,712	51,058	40,045
Dilutive effect of options and restricted stock awards	1,630	2,309	3,023
Dilutive effect of 3.5% Senior Convertible Debentures	7,329	—	—
Diluted	64,671	53,367	43,068

On September 30, 2004, the EITF reached a consensus on EITF Issue No. 04-8, "The Effect of Contingently Convertible Debt on Diluted Earnings Per Share" ("EITF 04-8"). Effective December 15, 2004, contingently convertible debt instruments are subject to the if-converted method under FAS 128, "Earnings Per Share," regardless of the contingent features included in the instrument assuming the shares are not anti-dilutive. Under the provisions of EITF 04-8, the as-if convertible 7,329 shares and interest expense related to Allscripts' Notes were excluded from years ended December 31, 2006 and 2005 as the effects were anti-dilutive.

Fair Value of Financial Instruments

Cash, cash equivalents and marketable securities are reported at their fair values in the balance sheets with the corresponding mark-to-market adjustments recorded as other comprehensive income (loss) in stockholders' equity. The carrying amounts reported in the balance sheets for accounts receivable, investment in Medem, accounts payable, and accrued liabilities approximate their fair values due to the short-term nature of these financial instruments. Allscripts' senior convertible debentures and secured promissory note have interest rates that approximate current market values; therefore, the carrying value of both approximate fair value. Letters of credit fair value amounts are based on fees currently charged on similar agreements.

Risks and Uncertainties

Financial instruments that potentially subject Allscripts to a concentration of credit risk consist of cash, cash equivalents, marketable securities and trade receivables. Allscripts maintains its cash balances with two major commercial banks and its cash equivalents and marketable securities in interest-bearing, investment-grade securities.

Allscripts sells its products and services to healthcare providers. Credit risk with respect to trade receivables is generally diversified due to the large number of customers and their dispersion across the United States. To reduce credit risk, Allscripts performs ongoing credit evaluations of its customers and their payment histories. In general, Allscripts does not require collateral from its customers, but it does enter into advance deposit, security or guarantee agreements, if appropriate. The provision for bad debt expense aggregated $2,604, $3,180 and $553 in 2007, 2006, and 2005, respectively.

The majority of revenue is derived from customers located in the United States. All long-lived assets are located in the United States. There were no customers that accounted for greater than 10% of revenue or accounts receivable in 2007, 2006, and 2005.

Allscripts purchases a majority of its drug inventories under a contractual agreement with one wholesaler/ distributor, which accounted for approximately 89% and 92% of all inventory purchases during the years ended December 2007 and 2006, respectively. At December 31, 2007 and 2006, approximately 23% and 22%, respectively, of accounts payable are related to these purchases. Allscripts is exposed to risk of loss of revenue and customers in the event of a breach of contract or nonperformance by this wholesaler/distributor resulting in restriction of or diminished availability of inventory. In addition, if Allscripts does not meet certain minimum purchasing requirements with its primary wholesaler/distributor, it may increase the prices that Allscripts pays under the agreement, in which case Allscripts would have the option to terminate the agreement. However, Allscripts does not anticipate that a breach of contract or any nonperformance will occur. In the event it does, Allscripts believes that there are several other available wholesalers/distributors, which would be able to provide the necessary inventories to Allscripts on a timely basis such that no material loss would occur. As of December 31, 2007, Allscripts believes that it has met all minimum purchase requirements as defined in the agreement with its primary wholesaler/distributor.

Allscripts provides its software customers with a standard product warranty beginning with live use of the software. If a software product is found to have a material defect that causes the product not to operate in accordance with the software specifications, Allscripts will deliver any necessary alterations to the customer.

Use of Estimates

Accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at year end and the reported amounts of revenue and expenses during the year. Actual results could differ from these estimates.

Reclassifications

Certain amounts reported in prior years have been reclassified from what was previously reported to conform to the current year's presentation.

Recent Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141 (revised 2007), *Business Combinations* ("FAS 141R"). FAS 141R establishes principles and requirements for how the acquirer in a business combination recognizes and measures in its financial statements the fair value of identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at the acquisition date. FAS 141R determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. FAS No. 141R is effective for fiscal years beginning after December 15, 2008. We are currently evaluating the impact of adopting FAS 141R on our consolidated results of operations and financial condition and plan to adopt it as required in the first quarter of fiscal 2009.

In December 2007, the Financial Accounting Standards Board issued SFAS 160, *Noncontrolling Interests in Consolidated Financial Statements* ("FAS 160"), an amendment of Accounting Research Bulletin No. 51, *Consolidated Financial Statements* ("ARB 51"). FAS 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Minority interests will be recharacterized as noncontrolling interests and will be reported as a component of equity separate from the parent's equity, and purchases or sales of equity interests that do not result in a change in control will be accounted for as equity transactions. In addition, net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement and upon a loss of control, the interest sold, as well as any interest retained, will be recorded at fair value with any gain or loss recognized in earnings. This pronouncement is effective for fiscal years beginning after December 15, 2008. We are currently evaluating the impact of adopting FAS 160 on our consolidated results of operations and financial condition and plan to adopt it as required in the first quarter of fiscal 2009.

In February 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement*

No. 115, ("FAS 159"). FAS 159 allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement for certain financial assets and liabilities under an instrument-by-instrument election. Most of the provisions in FAS 159 are elective; however, it applies to all companies with available-for-sale and trading securities. A company will report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. FAS 159 is effective for fiscal years beginning after November 15, 2007, with early adoption permitted provided that the entity also adopts FAS 157. We plan to adopt FAS 159 as required at the beginning of our fiscal year 2008 and management does not believe the adoption will have a material effect on our consolidated financial statements.

In September 2006, the Financial Accounting Standards Board ("FASB") issued FAS 157, *Fair Value Measurements* ("FAS 157"). FAS 157, as required, defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. FAS 157 clarifies that the fair value is the exchange price in an orderly transaction between market participants to sell the asset or transfer the liability in the market. The standard emphasizes that fair value is a market-based measurement, not an entity-specific measurement and a fair value measurement should therefore be based on the assumptions that market participants would use in pricing the asset or liability. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We plan to adopt FAS 157 as required at the beginning of our fiscal year 2008 and management does not believe the adoption will have a material effect on our consolidated financial statements.

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes*. This interpretation clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with Statement of Financial Accounting Standards (FAS) No. 109, "Accounting for Income Taxes" by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company adopted this interpretation as required on January 1, 2007 (see Note 8 to the consolidated financial statements).

3. Business Combinations

Extended Care Information Network, Inc.

On December 31, 2007, Allscripts completed its acquisition of Extended Care Information Networks, Inc. ("ECIN"), whereby Allscripts acquired ECIN for $90,000 in cash, a preliminary net working capital payment of $2,870 and $625 of acquisition-related transaction costs for a total of $93,495. As of December 31, 2007, $8,946 of the total purchase price was unpaid, and this balance was paid in January 2008. ECIN is a provider of hospital care management and discharge planning. The ECIN acquisition positions Allscripts to benefit from recent trends that are driving the automation of healthcare information and the manner in which it is exchanged between hospitals, physicians outside the hospital, and postacute care facilities. The acquisition will help connect the exchange of patient information between hospital case managers, physicians outside the hospital and post-acute care facilities. In connection with the ECIN acquisition, Allscripts created a new hospital solutions group designed to provide products and services under one umbrella, combining ECIN with Allscripts' existing emergency department information systems and its care management solution, Canopy.

The ECIN acquisition has been accounted for as a business combination under Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations." The assets acquired and liabilities assumed have been recorded at the date of acquisition at their respective fair values.

The results of operations of ECIN have not been included in the accompanying consolidated statements of operations due to the December 31, 2007 acquisition date and one day of ECIN's operations has been deemed insignificant to our consolidated statements of operations. The total purchase price for the acquisition, subject to finalization of the working capital adjustment as defined in the merger agreement, is $93,495 and is broken down as follows:

Cash paid for acquisition of ECIN (includes consideration to shareholders, payment of ECIN indebtedness and certain ECIN transaction costs)	$90,000
Preliminary net working capital payment	2,870
Acquisition-related transaction costs	625
Total purchase price	$93,495

The above purchase price has been allocated to the tangible and intangible assets acquired and liabilities assumed based on management's estimates of their current fair values. The Company is in the process of finalizing the valuation of certain intangible assets. The final valuation of net assets is expected to be completed as soon as possible, but no later than one year from the acquisition date in accordance with generally accepted accounting principles. Acquisition-related transaction costs include investment banking fees, loan commitment fees, legal and accounting fees and other external costs directly related to the ECIN acquisition.

The purchase price has been allocated as follows:

Acquired cash	$5,009
Accounts receivable, net	3,278
Prepaids and other current assets	667
Fixed assets and other long-term assets	3,876
Goodwill	63,431
Intangible assets	31,170
Deferred tax liability, net	(9,746)
Accounts payable and accrued liabilities	(1,863)
Deferred revenue	(2,010)
Other liabilities	(317)
Net assets acquired	$93,495

Goodwill was determined based on the residual difference between the purchase cost and the value assigned to tangible and intangible assets and liabilities, and is not deductible for tax purposes. Among the factors that contributed to a purchase price resulting in the recognition of goodwill were ECIN's history of profitability and high operating margins, strong sales force and overall employee base, and leadership position in the healthcare information technology market. We have preliminarily allocated $63,431 to goodwill and $31,170 to intangible assets. Of the $31,170 intangible assets acquired, $11,620 was assigned to developed technology rights with a useful life of 7 years, $750 was assigned to trade names with a useful life of 18 months, $12,860 was assigned to customer relationships with hospitals with a useful life of 20 years, $5,000 was assigned to customer relationships with extended care facilities with a useful life of 15 years and $940 was assigned to ECIN's sales backlog with a useful life of 3 years.

The following unaudited pro forma information for Allscripts assumes the ECIN acquisition occurred on January 1, 2006. The unaudited pro forma supplemental results have been prepared based on estimates and assumptions, which we believe are reasonable and are not necessarily indicative of the consolidated financial position or results of income had the ECIN acquisition occurred on January 1, 2006, nor of future results of operations. The unaudited pro forma results for the two years ended December 31, 2007 and 2006 are as follows:

	2007	2006
Total revenue	$300,174	$241,744
Net income	$16,150	$8,119
Earnings per share:		
Basic	$0.29	$0.16
Diluted	$0.28	$0.15

The unaudited pro forma information for the years ended December 31, 2007 and 2006 include the following adjustments:

- Increase to amortization expense of $3,450 for both the years ended December 31, 2007 and 2006 related to management's estimate of the fair value of intangible assets acquired as a result of the ECIN acquisition.
- Decrease to interest income of $1,078 for both the years ended December 31, 2007 and 2006 as a result of lower cash, cash equivalents and marketable securities balances at January 1, 2007 and 2006 assuming the acquisition of ECIN occurred on January 1, 2006.
- Increase to interest expense of $3,064 for both the years ended December 31, 2007 and 2006 as a result of assuming the $50,000 of long-term debt was incurred on January 1, 2006 in connection with the ECIN acquisition. The increase in interest expense is offset by a decrease in interest expense of $792 and $524 due to Allscripts paying the balance of ECIN's long-term debt in connection with the ECIN acquisition, which is assumed to have taken place on January 1, 2006.
- A decrease in revenue of $664 for both the years ended December 31, 2007 and 2006 relating to the timing of deferred revenue purchase accounting adjustments.
- An increase (decrease) to the tax provision of $536 and ($353) for the years ended December 31, 2007 and 2006, respectively, to reflect a 40% and 38% tax provision for 2007 and 2006, respectively, on a pro forma basis.

Source Medical Solutions, Inc.

On July 10, 2007, Allscripts entered into an asset purchase agreement to acquire a certain number of practice management customer contracts from SourceMedical Solutions, Inc. for approximately $11,685. SourceMedical provides comprehensive outpatient information solutions and services for more than 3,500 ambulatory surgery centers, rehabilitation clinics and diagnostic imaging centers nationwide.

The purchase price of $11,685 has been recorded as of December 31, 2007 and has been allocated to the tangible and intangible assets acquired and liabilities assumed based on management's best estimates of the current fair values. A total of approximately $2,429 has been allocated to goodwill and $8,846 has been allocated to intangible assets with the remaining value attributed to tangible assets. Of the $8,846 intangible assets acquired, $7,280 was assigned to customer relationships with a useful life of 20 years, $1,260 was allocated to developed technology rights with an estimated useful life of 8 years and $306 was assigned to transition services with a useful life of 1 year. The results of operations of SourceMedical have been included in the accompanying consolidated statements of operations from the date of the SourceMedical acquisition.

The Source Medical acquisition has been accounted for as a business combination under Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations." The assets acquired and liabilities assumed have been recorded at the date of acquisition at their respective fair values.

A4 Health Systems, Inc

On March 2, 2006, Allscripts completed its acquisition of A4 Health Systems, Inc. ("A4"), whereby Allscripts acquired all of the outstanding equity interests of A4 for aggregate consideration of $215,000 in cash and 3,500 shares of Allscripts common stock. An additional payment of approximately $12,730 was made by Allscripts to A4 shareholders in respect of A4's level of working capital at closing. The A4 acquisition has been accounted for as a business combination under Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations." The assets acquired and liabilities assumed have been recorded at the date of acquisition at their respective fair values.

The results of operations of A4 have been included in the accompanying consolidated statements of operations from the date of the A4 acquisition. The total purchase price of $291,670 has been allocated to the tangible and intangible assets acquired and liabilities assumed based on management's estimates of their current fair values.

The results of operations of A4 have been included in the accompanying consolidated statements of operations from the date of the A4 acquisition. The total purchase price for the acquisition is as follows:

Cash consideration to A4 shareholders (cash payment of $215,000 and additional working capital payment of $12,730)	$227,730
Fair value of Allscripts shares issued to A4 shareholders (3,500 Allscripts common shares at $16.93 per share, the five day average of Allscripts common stock of the public announcement date of January 19, 2006)	59,255
Acquisition-related transaction costs	4,685
Total purchase price	$291,670

The purchase price has been allocated as follows:

Current assets, including $21,742 of cash acquired in the acquisition	$43,546
Property and equipment	8,791
Intangible assets	79,110
Non-current other assets	25
Goodwill (before deferred tax adjustment of $61,284—See Note 8)	214,444
Current liabilities, excluding current portion of long term debt	(26,494)
Current and long-term debt	(3,400)
Deferred tax liabilities, net	(22,752)
Other liabilities (See Note 8)	(1,600)
Net assets acquired	$291,670

In connection with the acquisition of A4, management determined under the provisions of SFAS No. 109, "Accounting for Income Taxes" ("SFAS 109"), that it is more likely than not that Allscripts will generate adequate taxable income for the foreseeable future to realize its deferred tax assets. Accordingly, management reversed $61,284 of its valuation allowance against goodwill in purchase accounting for the A4 acquisition during the 2006 fiscal year.

The following unaudited pro forma information assumes the A4 acquisition occurred on January 1, 2005. These unaudited pro forma results have been prepared for informational purposes only and do not purport to represent what the results of operations would have been had the A4 acquisition occurred as of January 1, 2005, nor of future results of operations. The unaudited pro forma results for the two years ended December 31, 2006 and 2005 are as follows:

	2006	2005
Total revenue	$245,632	$193,387
Net income	$10,737	$4,931
Earnings per share:		
Basic	$0.20	$0.10
Diluted	$0.19	$0.09

The unaudited pro forma information for the years ended December 31, 2006 and 2005 include the following adjustments:

- Increase (decrease) to amortization expense of ($92) and $9,234 for the years ended December 31, 2006 and 2005, respectively, related to management's estimate of the fair value of intangible assets acquired as a result of the A4 acquisition less the elimination of original amortization recorded by A4.
- Decrease to interest income of $1,383 and $3,013 for the years ended December 31, 2006 and 2005, respectively, as a result of lower cash, cash equivalents and marketable securities balances at January 1, 2006 and 2005 as a result of assuming the acquisition of A4 occurred on January 1, 2005.
- A transfer from Allscripts' selling, general and marketing expense of $1,021 from the year ended December 31, 2006 to the year ended December 31, 2005 related to non-recurring A4 integration costs.
- An increase (decrease) in revenue of $3,147 and ($2,520) for the years ended December 31, 2006 and 2005, respectively, relating to the timing of deferred revenue purchase accounting adjustments.
- A decrease to the tax provision of $722 and $2,979 for the years ended December 31, 2006 and 2005, respectively, to reflect a 38% tax provision on a pro forma basis.
- The weighted average number of shares outstanding used for the computation of basic and diluted earnings per share for the years ended December 31, 2006 and 2005 assumes that the issuance of 8,395 shares in connection with Allscripts' common stock offering completed in February 2006, in order to partially fund the cash portion of the A4 purchase price, and the 3,500 shares issued to A4 shareholders as part of the consideration to acquire A4 occurred on January 1, 2005.

During the year ended December 31, 2007, Allscripts made an immaterial adjustment to the value recorded for the A4 acquisition. Allscripts originally based its valuation of the Allscripts shares issued to A4 shareholders on the average closing price of the stock of Allscripts on March 2, 2006, the date of the consummation of the A4 acquisition. In conformity with SFAS 141 and EITF 99-12, Allscripts has adjusted the total purchase price to reflect the average closing price of Allscripts stock for the five trading days commencing two trading days before, and ending two trading days after, the date of the first public announcement of the A4 acquisition on January 19, 2006. This change in valuation resulted in a decrease in goodwill and additional paid in capital of $9,520.

4. Fixed Assets

Fixed assets as of December 31 consist of the following:

	Estimated Useful Life	2007	2006
Office furniture and equipment	2-7 years	$36,231	$25,493
Service assets	2 years	2,766	2,766
Production and warehouse equipment	5-7 years	1,440	1,410
Leasehold improvements	4-7 years	10,007	9,552
Website development costs	2 years	397	397
Buildings	2 years	5,290	5,290
Land	—	1,439	1,377
Construction in progress	—	287	667
		57,857	46,952
Less accumulated depreciation and amortization		(39,619)	(32,858)
Fixed assets, net		$18,238	$14,094

Depreciation and amortization expense was $5,237, $3,129, and $1,650 in 2007, 2006, and 2005, respectively.

5. Goodwill, Intangible Assets and Impairments

The following table summarizes goodwill and intangible assets by asset class. Goodwill at December 31, 2007, consists of $237,157, $594, and $2,701 related to the software and related services, prepackaged medications and information services segments, respectively. Goodwill at December 31, 2006, consists of $184,966, $594, and $2,701 related to the software and related services, prepackaged medications, and information services segments, respectively. In July 2007, Allscripts entered into an asset purchase agreement with SourceMedical Solutions, Inc., which resulted in $2,429 of goodwill and $8,846 of intangible assets. On December 31, 2007, Allscripts acquired Extended Care Information Network, Inc., resulting in $63,431 of goodwill and $31,170 of intangible assets (see Note 3). In March 2006, Allscripts acquired A4 Health Systems, resulting in $174,501 of goodwill (after deferred tax adjustment—see Note 8) and $79,110 of intangible assets.

Goodwill and intangible assets as of December 31 consist of the following:

	2007			2006		
	Gross Assets	Accumulated Amortization	Intangible Assets, Net	Gross Assets	Accumulated Amortization	Intangible Assets, Net
Amortized intangible assets						
Proprietary technology	$74,274	$16,388	$57,886	$60,310	$9,156	$51,154
Customer relationships	50,241	4,957	45,284	24,160	3,073	21,087
Strategic agreements	12,482	10,849	1,633	12,482	9,373	3,109
	136,997	32,194	104,803	96,952	21,602	75,350
Unamortized intangible assets						
Registered trademarks	2,700	—	2,700	2,700	—	2,700
Goodwill	240,452	—	240,452	188,261	—	188,261
	243,152	—	243,152	190,961	—	190,961
Total goodwill and intangible assets	$380,149	$32,194	$347,955	$287,913	$21,602	$266,311

The proprietary technology, customer base and strategic agreement intangible assets are being amortized over their average useful lives. Allscripts recorded amortization expense related to the intangible assets amounting to $10,636 and $10,272 for the years ended December 31, 2007 and 2006, respectively. Estimated amortization expense for the intangible assets that exist as of December 31, 2007 is as follows:

	Year Ended December 31
2008	$13,181
2009	12,331
2010	12,331
2011	11,445
2012	11,412
2013 and thereafter	44,103
Total	$104,803

6. Investment in Promissory Note Receivable and Minority Interest

On August 18, 2004, Allscripts entered into a Convertible Secured Promissory Note Purchase Agreement ("Note Purchase Agreement") with Medem and certain other investors. Under the Note Purchase Agreement, Allscripts acquired a convertible secured promissory note in the aggregate principal amount of $2,600 ("Promissory Note") under which Medem borrowed $2,600 from Allscripts. On May 28, 2007, Allscripts converted the Promissory Note into 2,317 shares of Medem's Series A Common Stock.

In connection with the Note Purchase Agreement described above, Allscripts also entered into a Share Purchase Agreement pursuant to which Allscripts purchased shares of Medem's Series A Common Stock, shares of Medem's Series B Common Stock, and a three-year option to acquire an additional interest in Medem, all for an aggregate purchase price equal to $500 in cash (the "Share Purchase Agreement"). Pursuant to such three-year option in the Share Purchase Agreement Allscripts had the right to purchase an additional (i) 118 shares of Series A Common Stock, par value of $0.001 per share, of Medem, and (ii) 1,061 shares of Series B Common Stock, par value of $0.001 per share, of Medem for an exercise price of $600.

On May 28, 2007, Allscripts entered into an Option Purchase Agreement (the "Option Agreement") with Medem. Pursuant to the Option Agreement, Allscripts sold to Medem the irrevocable three-year option held by Allscripts for a total purchase price of $2,592. The fair value of the three-year option was estimated at approximately $200 at the time of investment on August 18, 2004. The sale of the option resulted in a gain of approximately $2,392 and is recorded in Allscripts' operating results for the year ended December 31, 2007.

As of December 31, 2007, Allscripts owns 2,338 shares, or 18.7%, of Medem's Series A Voting Common Stock and 91 shares, or 4.6%, of Medem's Series B Common Stock (combined 16.8% equity ownership). Allscripts' total investment in Medem is $2,900 and $3,100 under the cost basis of accounting as of December 31, 2007 and 2006, respectively, and is recorded in other assets on the consolidated balance sheets.

7. Long-Term Debt and Bank Credit Facility

On December 31, 2007, Allscripts entered into a new Credit Agreement which provides for a total unsecured commitment of $60,000 and matures on January 1, 2012. The Credit Facility is available in the form of letters of credit and revolving loans. As of December 31, 2007, $50,000 in borrowings were outstanding and $0 in letters of credit were outstanding under the Credit Agreement. The proceeds received by Allscripts under the Credit Facility were used to partially finance the acquisition of ECIN described in Note 3. The Credit Facility contains customary representations, warranties, covenants and events of default. The Credit Facility also contains certain financial covenants, including but not limited to, leverage and coverage ratios to be calculated on a quarterly basis. The interest rate for the Credit Facility will initially bear interest at LIBOR plus 0.80% and thereafter will be based upon Allscripts' leverage ratio as of the last day of the most recently ended fiscal quarter or fiscal year, commencing with the date of delivery of Allscripts' financial statements for the fiscal quarter ending June 30, 2008, pursuant to the terms of the Credit Facility.

Allscripts received approximately $49,952 in net proceeds under the Credit Facility after deduction for debt issuance costs. The debt costs of $48 have been capitalized as an other asset and are being amortized as interest expense over four years using the effective interest method.

In July 2004, Allscripts completed a private placement of $82,500 of 3.50% Senior Convertible Debentures due 2024 ("Notes"). The Notes can be converted, in certain circumstances, into approximately 7,300 shares of common stock based upon a conversion price of approximately $11.26 per share, subject to adjustment for certain events.

The Notes are only convertible under certain circumstances, including: (i) during any fiscal quarter if the closing price of Allscripts' common stock for at least 20 trading days in the 30 trading-day period ending on the last trading day of the preceding fiscal quarter exceeds $14.64 per share; (ii) if Allscripts calls the Notes for redemption; or (iii) upon the occurrence of certain specified corporate transactions, as defined. Allscripts has the right to deliver common stock, cash or a combination of cash and shares of common stock. The Notes were convertible during all quarters in 2007 by virtue of the last reported sale price for Allscripts' common stock having exceeded $14.64 for twenty consecutive days in the 30 trading-day period ending on each fiscal quarter end date. No notes were converted as of December 31, 2007. The timing of our obligation on the Notes may change as it relates to funding interest payments and making a principal payment on the Notes based on whether the holders elect to convert the Notes. Upon conversion, Allscripts may redeem some or all of the Notes for cash any time on or after July 20, 2009 at the Notes' full principal amount plus accrued and unpaid interest, if any. Holders of the Notes may require Allscripts to repurchase some or all of the Notes on July 15, 2009, 2014 and 2019 or, subject to certain exceptions, upon a change of control of Allscripts.

Allscripts received approximately $79,524 in net proceeds from the offering after deduction for issuance costs consisting of underwriting fees and professional expenses. The debt issuance costs of approximately $2,976 have been capitalized as an other asset and is being amortized as interest expense over five years using the effective interest method, through the first date that the holders have the option to require Allscripts to purchase the Notes.

In connection with the acquisition of A4, Allscripts assumed a secured promissory note with an aggregate principal amount of $3,400 as of March 2, 2006, maturing on October 31, 2015. The promissory note bears interest at 7.85% per annum, and principal and interest are due monthly. In the event of prepayment in full or in part, Allscripts will be subject to a prepayment fee of 1% or more, as described in the related promissory note agreement, of the amount of principal prepaid on the promissory note. The promissory note is secured by the former corporate facilities of A4 and any lease or rental payments as defined in the related agreements.

Long-term debt outstanding as of December 31, 2007 and 2006 consists of the following:

	December 31,	
	2007	2006
3.5% Senior convertible debt	$82,500	$82,500
7.85% Secured promissory note	2,941	3,199
Long-term revolving Credit Facility, LIBOR plus 0.80% interest	50,000	—
Total debt	135,441	85,699
Less: Current portion of long-term debt	279	258
Total long-term debt, net of current portion	$135,162	$85,441

The table below presents long-term debt maturities as of December 31, 2007.

Fiscal Year	3.5% Senior convertible debt	Long-term revolving Cedit Facility, LIBOR plus 0.80% interest	7.85% Secured promissory note	Less: Current portion of long-term debt	Total
2008	$—	$—	$279	($279)	$—
2009	—	—	302	—	302
2010	—	—	326	—	326
2011	—	—	353	—	353
2012 and thereafter	82,500	50,000	1,681	—	134,181
Total	$82,500	$50,000	$2,941	($279)	$135,162

Interest expense for the years ended December 31, 2007 and 2006 was $3,127 and $3,109, respectively, and $588 and $603 in debt issuance cost amortization, respectively.

8. Income Taxes

The provision for income taxes consists of the following:

	Year Ended December 31, 2007	Year Ended December 31, 2006	Year Ended December 31, 2005
Current:			
Federal	$—	$—	$—
State	290	538	—
Deferred:			
Federal	8,301	5,407	—
State	1,595	1,479	—
	$10,186	$7,424	$—

	2007	2006	2005
U.S. federal statutory tax rate	35.0%	35.0%	34.0%
Items affecting federal income tax rate:			
State taxes, net of federal benefit	4.6	4.3	5.2
Research and development credit	(6.8)	—	—
Expired net operating loss	—	—	4.1
Deferred tax rate increase	(0.6)	(1.9)	—
Other, net	0.9	1.0	1.7
Valuation allowance	—	—	(45.0)
Effective income tax rate	33.1%	38.4%	— %

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities for the years ended December 31, 2007 and 2006 are as follows:

	2007	2006
Deferred tax assets:		
Net operating loss carryforwards	$46,958	$53,601
Allowance for doubtful accounts	1,449	1,689
Fixed assets	622	368
Inventory	205	266
Stock-based compensation	2,779	1,152
Accrued compensation	942	1,113
Interest	533	—
Deferred revenue	1,726	545
Research and development tax credit	2,089	—
Alternative minimum tax	476	—
Other	502	76
Total deferred tax assets	58,281	58,810
Deferred tax liabilities:		
Acquired intangibles	38,866	30,462
Software development costs	8,944	4,826
Total deferred tax liabilities	47,810	35,288
Net deferred tax assets	$10,471	$23,522

The net deferred tax asset (liability) is classified in the consolidated balance sheet as of December 31, 2007 and 2006 as follows:

	2007	2006
Current deferred tax assets	$16,704	$27,437
Current deferred tax liabilities	(54)	—
Current deferred tax asset, net	$16,650	$27,437
Non-current deferred tax assets	$47,718	$31,774
Non-current deferred tax liabilities	(53,897)	(35,689)
Non-current deferred tax liability, net	($6,179)	($3,915)
Net deferred tax asset	$10,471	$23,522

In the consolidated balance sheets, these deferred tax assets and liabilities are classified as either current or non-current based on the classification of the related liability or asset for financial reporting.

In connection with the acquisition of A4, management determined under the provisions of SFAS No. 109, "Accounting for Income Taxes" ("SFAS 109"), that it is more likely than not that Allscripts will generate adequate taxable income for the foreseeable future to realize its deferred tax assets. Accordingly, management reversed its $61,284 valuation allowance against goodwill in purchase accounting for the A4 acquisition. As of December 31, 2007 and 2006 we consider it more likely than not that we will have taxable income in the future to allow us to realize our deferred tax assets. A valuation allowance is required when it is more likely than not that all or a portion of a deferred tax asset will not be realized. In assessing the need for a valuation allowance, we consider all available positive and negative evidence, including past operating results, projections of future taxable income and the feasibility of ongoing tax planning strategies.

At December 31, 2007 and 2006, Allscripts had operating loss carryforwards available for federal income tax reporting purposes of approximately $177,603 and $176,771, respectively. The operating loss carryforwards expire between the tax years ending 2008 through 2026. Allscripts' ability to utilize these operating loss carryforwards to offset future taxable income is dependent on a variety of factors, including possible limitations pursuant to Internal Revenue Code Section (IRC) 382. IRC 382 imposes an annual limitation on the future utilization of operating loss carryforwards due to changes in ownership resulting from the issuance of common stock, stock options, warrants and convertible preferred stock.

We adopted FASB Interpretation No. 48 ("FIN 48"), Accounting for Uncertainty in Income Taxes, on January 1, 2007. As a result of the implementation of FIN 48, we recorded an approximate $273 increase in the liability for unrecognized tax benefits, which was accounted for as an increase to the January 1, 2007 balance of goodwill in relation to the A4 acquisition on March 2, 2006. As of December 31, 2007, the gross amount of unrecognized tax benefits was $6,400 of which $6,400 was recorded as a reduction to certain tax carryovers. The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate is $4,600. All remaining amounts would be adjustments to goodwill.

Allscripts' total amount of unrecognized tax benefits at the beginning and end of the period are as follows:

	Total
Balance at January 1, 2007	$8,000
Reductions as a result of a lapse of applicable statute of limitations	(350)
Balance at December 31, 2007	$7,650

We recognized accrued interest and penalties related to unrecognized tax benefits in income tax expense and have also accrued amounts as adjustments to goodwill. We had approximately $1,300 in interest and penalties related to unrecognized tax benefits accrued as of December 31, 2007. It is unlikely that the balance of the unrecognized tax benefits will change in any material amount in the next 12 months.

9. Stock Award Plans

Employee Stock Purchase Plan

The Employee Stock Purchase Plan ("ESPP") became effective on July 1, 2006 and allows eligible employees to authorize payroll deductions of up to 20% of their base salary to be applied toward the purchase of full shares of common stock on the last day of the offering period. Offering periods under the ESPP are three months in duration and begin on each January 1, April 1, July 1, and October 1. Shares will be purchased on the last day of each offering period at a price of 95% of fair market value of the common stock on such date as reported on Nasdaq. The aggregate number of shares of Allscripts common stock that may be issued under the ESPP may not exceed 250 shares and no one employee may purchase any shares under the ESPP having a collective fair market value greater than $25 in any one calendar year. The shares available for purchase under the ESPP may be drawn from either authorized but previously unissued shares of common stock or from reacquired shares of common stock, including shares purchased by Allscripts in the open market and held as treasury shares.

Allscripts treats the ESPP as a non-compensatory plan in accordance with SFAS No. 123(R). During the years ended December 31, 2007 and 2006, 38 and 15 shares were issued under the ESPP which resulted in $889 and $315 in net proceeds, respectively.

Prior to the Adoption of SFAS 123(R)

Prior to the adoption of SFAS 123(R), employee stock-based compensation was not reflected in Allscripts' net income because all stock options granted under Allscripts' equity plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

The pro forma disclosures required by SFAS 123 and SFAS 148 for the year ended December 31, 2005 are as follows:

	2005
Net income, as reported	$9,710
Stock-based compensation cost related to the issuance of stock awards included in net income (loss), as reported	87
Stock-based compensation cost	(13,083)
Pro forma net loss	($3,286)
Net income per share—basic, as reported	$0.24
Net income per share—diluted, as reported	$0.23
Pro forma net loss per share—basic and diluted	($0.08)

Impact of the Adoption of SFAS 123(R)

Allscripts elected to adopt the modified prospective application transition method as permitted by SFAS 123(R). Accordingly, during the years ended December 31, 2007 and 2006, Allscripts recorded stock-based compensation cost totaling the amount that would have been recognized had the fair value method been applied since the effective date of SFAS 123. The effect on Allscripts' results of operations of recording stock-based compensation in accordance with SFAS 123(R) was as follows:

	Year ended December 31,	
	2007	2006
Stock-based compensation:		
Restricted stock	$3,628	$1,540
Stock options	180	289
Total stock-based compensation	$3,808	$1,829
Effect on net income, net of tax	$2,285	$1,134
Effect on net income per share:		
Basic	$0.04	$0.02
Diluted	$0.04	$0.02

On December 30, 2005, our Board of Directors approved a plan to accelerate vesting of certain options to purchase approximately 1,291 shares of our common stock awarded under our stock plans that were due to fully vest by August 1, 2007. As a result of the acceleration, we recognized an additional, non-cash, non-recurring stock-based compensation expense of approximately $518 in the year ended December 31, 2005, based on an estimated forfeiture rate. During 2006, we calculated the actual stock option forfeiture rate, which resulted in an additional expense of $499 to be recorded in the year ended December 31, 2006. Therefore, total stock-based compensation expense of $2,328 was recorded in operating expenses during the year ended December 31, 2006.

In Allscripts' pro forma disclosures prior to the adoption of SFAS 123(R), Allscripts accounted for forfeitures upon occurrence, and, using this method, Allscripts had an unrecorded deferred stock-based compensation balance related to stock options of $718 before estimated forfeitures as of January 1, 2006. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Pursuant to SFAS 123(R), as of January 1, 2006, Allscripts estimated that the stock-based compensation for options not expected to vest was $154, therefore, the unrecorded deferred stock-based compensation balance related to stock options was adjusted to $564 after estimated forfeitures.

As of December 31, 2007, the unrecorded deferred stock-based compensation balance related to stock options was $39 after estimated forfeitures, and such amount will be recognized over an estimated weighted average amortization period of approximately fifteen months.

No stock-based compensation has been capitalized for the twelve months ended December 31, 2007, the twelve months ended December 31, 2006 or at January 1, 2006, when the provisions of SFAS 123(R) were adopted.

Allscripts did not grant any stock options during the twelve months ended December 31, 2007 or 2006. The fair value of stock options granted prior to January 1, 2006 was determined using the Black-Scholes option pricing model. The weighted average assumptions used in determining such fair values for the twelve months ended December 31, 2005 are as follows:

	Twelve Months Ended December 31, 2005
Risk-free interest rate	3.23%
Volatility	150%
Dividend rate	— %
Option life (years)	2.72

The following table summarizes the combined activity with respect to stock options granted under Allscripts' equity incentive plans during the periods indicated:

	Options Outstanding	Weighted-Average Exercise Price	Options Exercisable	Weighted-Average Exercise Price
Balance at December 31, 2004	10,876	$6.84	6,503	$7.86
Options granted	41	$11.99		
Options exercised	(2,158)	$4.39		
Options forfeited	(216)	$10.36		
Balance at December 31, 2005	8,543	$7.39	8,356	$7.38
Options granted	—	$—		
Options exercised	(2,815)	$5.11		
Options forfeited	(196)	$30.46		
Balance at December 31, 2006	5,532	$7.81	5,485	$7.80
Options granted	—	$—		
Options exercised	(1,915)	$4.85		
Options forfeited	(62)	$29.00		
Balance at December 31, 2007	3,555	$9.02	3,550	$9.02

The aggregate intrinsic value of stock options outstanding as of December 31, 2007 was $41,521, which is based on Allscripts' closing stock price of $19.42 as of December 31, 2007. The intrinsic value of stock options outstanding represents the amount that would have been received by the option holders had all option holders exercised their stock options as of that date. The total number of vested, in-the-money stock options as of December 31, 2007 was 3,550, with an intrinsic value of $41,506.

The total intrinsic value of stock options exercised during the year ended December 31, 2007 was $22,364. The total cash received from employees as a result of employee stock option exercises during the twelve months ended December 31, 2007 was $9,280 net of related taxes. Allscripts settles employee stock option exercises with newly issued common shares.

Information regarding stock options outstanding at December 31, 2007 is as follows:

Range of Exercise Prices	Number of Options Outstanding	Weighted-Average Remaining Contractual Life (in years)	Weighted-Average Exercise Price	Number of Options Exercisable	Weighted-Average Exercise Price
$0.06—$2.80	367	5.32	$2.64	367	$2.64
$3.00—$3.53	998	5.25	$3.47	998	$3.47
$5.62—$5.63	452	3.17	$5.63	452	$5.63
$6.40—$6.88	322	3.57	$6.76	322	$6.76
$7.40—$9.49	410	6.42	$8.61	410	$8.61
$10.25—$10.67	452	7.00	$10.64	452	$10.64
$11.25—$26.74	276	2.60	$17.97	271	$18.00
$27.57—$79.75	278	1.95	$34.68	278	$34.68
	3,555	4.73	$9.02	3,550	$9.02

During the year ended December 31, 2007, management awarded 525 shares of restricted stock units to certain employees under the Amended and Restated 1993 Stock Incentive Plan, with a weighted average fair value of $24.87 per share. The awards of restricted stock have an average four-year vesting term. Upon termination of an employee's employment with Allscripts, any unvested shares of restricted stock will be forfeited. As of December 31, 2007, 1,266 restricted stock awards and units combined had been awarded, of which 937 were unvested. The fair value of the shares of unvested restricted stock on the date of the grant is amortized ratably over the vesting period. As of December 31, 2007, $13,720 of unearned compensation related to unvested awards of restricted stock was netted against the balance of additional paid in capital and will be recognized over the remaining vesting terms of the awards.

The following table summarizes the status of unvested restricted stock outstanding at December 31, 2007 and changes during the twelve months then ended:

	Shares	Weighted Average Grant Date Fair Value
Non-vested restricted stock at December 31, 2006	666	$18.18
Awarded	525	$24.87
Vested	(158)	$18.23
Forfeited	(92)	$20.78
Non-vested restricted stock at December 31, 2007	941	$21.65

10. Commitments

Allscripts conducts its operations from leased premises under several operating leases. Total rent expense from operations was $3,276, $3,062, and $1,489 in 2007, 2006, and 2005, respectively. Rent expense is net of sublease rental income of $109, $145, and $36 in 2007, 2006, and 2005, respectively.

Future minimum rental payments at December 31, 2007 under non-cancelable operating leases are as follows:

	Year Ending December 31,
2008	$2,616
2009	2,025
2010	1,651
2011	1,550
2012	1,409
2013 and thereafter	3,712
Total future minimum lease payments	$12,963

In connection with the Allscripts' lease agreement of its corporate facilities, Allscripts has provided to the lessor an unconditional irrevocable letter of credit in favor of the lessor in the amount of $500 as security for the full and prompt performance by Allscripts under the lease agreement. The letter of credit may be drawn upon by the lessor and retained, used or applied by lessor for the purpose of curing any monetary default or defaults of Allscripts under the lease. The letter of credit provides for an expiration date of one year from the commencement date of the lease, and will automatically extend for additional successive one-year periods through the term of the lease. As of December 31, 2007 and 2006, no amounts had been drawn on the letter of credit.

In connection with our acquisition of ECIN, we assumed a $100 irrevocable letter of credit with a lending institution. A security deposit in the form of a letter of credit is specified in ECIN's Chicago office lease agreement. The letter of credit contains an automatic renewal provision that requires notice of non-renewal to the beneficiary no later than 60 days prior to the current expiration date. The letter of credit expires on June 29, 2008. Under the ECIN Chicago office lease agreement, we have the right to reduce the letter of credit over time to $75 on November 1, 2008 and to $50 on November 1, 2009.

We have other letters of credit as security for full and prompt performance under various contractual arrangements totaling $300. As of December 31, 2007 and 2006, no amounts had been drawn on the letter of credit.

11. Savings Plan

Allscripts' employees who meet certain eligibility requirements can participate in Allscripts' 401(k) Savings and Investment Plan. Under the plan, Allscripts may, at its discretion, match the employee contributions. Allscripts recorded expense related to its matching contributions in 2007, 2006, and 2005 of $1,198, $862, and $361, respectively.

12. Business Segments

FAS No. 131, "Disclosures about Segments of a Business Enterprise and Related Information," establishes standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments in interim financial reports issued to stockholders. Operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

Allscripts currently organizes its business around groups of similar products, which results in three reportable segments: software and related services; prepackaged medications; and information services. The software and related services segment derives its revenue from the sale and installation of clinical software that provides point-of-care decision support solutions, document imaging solutions, and the resale of related hardware. The prepackaged medications segment derives its revenue from the repackaging, sale, and distribution of medications and medical supplies. The information services segment primarily derives its revenue from the sale of interactive physician education sessions. Allscripts does not report its assets by segment. Allscripts does not allocate interest income, interest expense, other income or income taxes to its operating segments. In addition, Allscripts records corporate selling, general, and administration expenses, amortization of intangibles, restructuring and other related charges in its unallocated corporate costs. These costs are not included in the evaluation of the financial performance of Allscripts' operating segments.

	2007	2006 (1)	2005
Revenue:			
Software and related services	$222,673	$173,503	$65,166
Prepackaged medications	43,959	43,688	45,609
Information services	15,276	10,778	9,789
Total revenue	$281,908	$227,969	$120,564
Income from operations:			
Software and related services	$64,920	$54,098	$18,405
Prepackaged medications	3,726	4,301	5,737
Information services	1,687	1,345	2,743
Unallocated corporate	(42,222)	(39,876)	(17,662)
Income from operations	28,111	19,868	9,223
Interest and other income (expense), net	246	(549)	487
Gain on sale of equity investment	2,392	—	—
Income from operations before income taxes	$30,749	$19,319	$9,710

(1) Income from operations reflects a reclassification of $8,229 of A4 corporate expenses from the software and related services segment to the unallocated corporate expense segment.

13. Supplemental Disclosure of Cash Flow Information

	2007	2006	2005
Payment of interest on long-term debt	$3,109	$3,149	$2,960
Payment of income taxes	1,233	127	88

14. Related Party Transactions

Allscripts' Chief Executive Officer and a member and chairman of Allscripts' board of directors, was the Chairman of ECIN's board of directors and a stockholder of ECIN holding approximately 2.33% of ECIN's common stock on a fully diluted basis at the time the acquisition of ECIN was consummated. He received the same per share consideration as the other selling stockholders of ECIN (equaling approximately 2.33% of the total consideration being paid to equityholders of ECIN).

During the year ended December 31, 2007, Allscripts entered into several contracts with Medem for its Interactive Health Record product ("iHealthRecord") that resulted in payments to Medem of approximately $1,127. As of December 31, 2007, Allscripts has a balance of $2,753 of prepayments to Medem for iHealthRecord licenses included in prepaid expenses and other current assets in the consolidated balance sheets, which includes a $410 payment accrual to Medem. During the years ended December 31, 2006 and 2005, respectively, Allscripts made payments to Medem totaling $406 and $642 of which $714 and $648 is included in prepaid expenses and other current assets in the respective consolidated balance sheets. Allscripts resells the iHealthRecord to Allscripts' customers and accordingly recorded revenue of $157, $404 and $221 and costs of $121, $281 and $139 for the years ended December 31, 2007, 2006 and 2005, respectively. In addition, during the years ended December 31, 2007, 2006 and 2005, Allscripts funded $0, $500 and $1,050, respectively, to Medem under the Note Purchase Agreement (see Note 6).

During the second quarter of 2005, Allscripts entered into a service contract with ExactTarget, an email marketing solutions company, of which one of our Board members serves as Chairman of the Board. On July 31, 2006, Allscripts renewed the agreement with ExactTarget. Allscripts has paid Exact Target $104, $56 and $39 during the years ended December 31, 2007, 2006 and 2005, respectively, and accrued $20 and $24 for use of ExactTarget's enterprise software and services as of December 31, 2007 and 2006, respectively.

The Chief Executive Officer and Chairman of the Board of A4 prior to Allscripts' acquisition of A4 became one of our directors in connection with the acquisition of A4. Such director also serves on the Board of Directors of Med3000, Inc. ("Med3000") and has an ownership interest of approximately 8% in Med3000. Allscripts has a license and distribution agreement with Med3000 pursuant to which Med3000 possesses the right to market, resell and sublicense Allscripts' electronic health record solutions to its customers. As of December 31, 2007, Med3000 has agreed to purchase from Allscripts approximately $2,558 of hardware, software and related services. For the year ended December 31, 2007, Allscripts recognized $425 of revenue under such contracts. As of December 31, 2007, Allscripts had $217 in accounts receivable with Med3000. As of December 31, 2006, Med3000 has agreed to purchase from Allscripts approximately $1,650 of hardware, software and related services. For the year ended December 31, 2006, Allscripts recognized $1,062 of revenue under such contracts. As of December 31, 2006, Allscripts had $321 in accounts receivable with Med3000.

Our Chief Executive Officer serves on the Advisory Board of Acquirent, LLC, a telemarketer and a reseller of our e-prescribing solution. During the years ended December 31, 2007, 2006 and 2005, we paid $33, $149 and $43, respectively, to this company and had $0 and $34 accrued as of December 31, 2007 and 2006, respectively.

15. Results by Quarter (Unaudited)

	Quarter Ended							
	2007				2006			
	Dec. 31	Sept. 30	June 30	March 31	Dec. 31	Sept. 30	June 30	March 31
	(Amounts in thousands, except per share amounts) (Unaudited)							
Statements of Operations Data:								
Revenue	$73,401	$73,444	$70,041	$65,022	$63,560	$62,191	$60,014	$42,204
Cost of revenue (a)	37,528	36,648	34,570	32,749	29,544	31,666	28,742	22,079
Gross profit	35,873	36,796	35,471	32,273	34,016	30,525	31,272	20,125
Operating expenses:								
Selling, general and administrative expenses (b)	26,694	27,173	25,425	22,374	23,952	21,916	23,122	16,808
Amortization of intangibles	2,727	2,757	2,576	2,576	2,576	3,045	3,281	1,370
Income from operations	6,452	6,866	7,470	7,323	7,488	5,564	4,869	1,947
Interest and other income, net	884	934	1,106	1,037	802	649	631	1,081
Interest expense	(925)	(927)	(930)	(933)	(937)	(940)	(940)	(895)
Gain on sale of equity investment	—	—	2,392	—	—	—	—	—
Income before income taxes	6,411	6,873	10,038	7,427	7,353	5,273	4,560	2,133
Income taxes	467	2,749	4,010	2,960	2,870	2,011	1,733	810
Net income	$5,944	$4,124	$6,028	$4,467	$4,483	$3,262	$2,827	$1,323
Net income per share—basic	$0.11	$0.07	$0.11	$0.08	$0.08	$0.06	$0.05	$0.03
Net income per share—diluted	$0.10	$0.07	$0.10	$0.08	$0.08	$0.06	$0.05	$0.03

(a) Includes stock-based compensation expense of $329, $247, $103 and $82 for the three months ended December 31, 2007, September 30, 2007, June 30, 2007 and March 31, 2007, respectively. All stock-based compensation expense was recorded to the selling, general and administrative expense category during the year ended December 31, 2006.

(b) Includes stock-based compensation expense of $1,216, $1,262, $523, $574, $888, $617, $416 and $407 for the three months ended December 31, 2007, September 30, 2007, June 30, 2007, March 31, 2007, December 31, 2006, September 30, 2006, June 30, 2006 and March 31, 2006, respectively.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Allscripts Healthcare Solutions, Inc.:

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of Allscripts Healthcare Solutions, Inc. and Subsidiaries referred to in our report dated February 29, 2008, which is included in Item 8 of this form. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Valuation and Qualifying Accounts included in Schedule II are presented for purposes of additional analysis and are not a required part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

Chicago, Illinois
February 29, 2008

ALLSCRIPTS HEALTHCARE SOLUTIONS, INC.
VALUATION AND QUALIFYING ACCOUNTS
(In thousands)

Schedule II

	Beginning Balance	Charged to Expense	Deductions	Ending Balance
Allowance for accounts receivable				
Year ended December 31, 2007	$4,234	2,604	(2,648)	$4,190
Year ended December 31, 2006	$2,337	3,180	(1,283)	$4,234
Year ended December 31, 2005	$3,010	553	(1,226)	$2,337

	Beginning Balance	Charged to Expense	Adjustments	Ending Balance
Valuation allowance for deferred tax assets				
Year ended December 31, 2007	$—	—	—	$—
Year ended December 31, 2006	$61,284	—	(61,284)	$—
Year ended December 31, 2005	$54,630	—	6,654	$61,284

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the Exchange Act). Based on this evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Allscripts' internal control system was designed to provide reasonable assurance to Allscripts' management and Board of Directors regarding the preparation and fair presentation of published financial statements.

Allscripts' management assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2007. In making this assessment, it used the criteria set forth in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. As allowed by SEC guidance, management excluded from its assessment the December 31, 2007 acquisition of ECIN, which accounted for approximately 3 percent of consolidated total assets and did not impact our consolidated total revenue due to the December 31, 2007 acquisition date and management's decision to exclude ECIN's results from our consolidated statement of operations. Based on this assessment, management has determined that the company's internal control over financial reporting was effective as of December 31, 2007.

Grant Thornton LLP, an independent registered public accounting firm, also performed an audit of the company's effectiveness of Allscripts' internal control over financial reporting as of December 31, 2007. Their report expresses an unqualified opinion on the effectiveness of Allscripts' internal control over financial reporting as of December 31, 2007. This report appears under Item 8. Financial Statements and Supplementary Data under the heading Report of Independent Registered Public Accounting Firm.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Information regarding directors, executive officers and other key employees is included under the captions "Election of Directors" and "Executive Officers" in Allscripts' proxy statement for the 2008 Annual Meeting of Stockholders and is incorporated by reference herein. Information regarding the audit committee members, any audit committee financial experts and the code of conduct is included under the captions "Meetings and Committees of the Board of Directors" and "Governance—Code of Conduct" in Allscripts' proxy statement for the 2008 Annual Meeting of Stockholders and is incorporated by reference herein.

Information regarding Section 16(a) reporting compliance is included under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in Allscripts' proxy statement for the 2008 Annual Meeting of Stockholders and is incorporated by reference herein.

We have adopted a code of conduct that applies to our directors, officers and employees, including our principal executive officer, principal accounting officer, controller, or persons performing similar functions (the "senior financial officers"). A copy of this code of conduct is posted on the investor relations portion of our website at www.allscripts.com. In the event the code of conduct is revised, or any waiver is granted under the code of conduct with respect to any director, executive officer or senior financial officer, notice of such revision or waiver will be posted on our website.

Item 11. Executive Compensation

Information regarding executive and director compensation in response to this item is included in Allscripts' proxy statement for the 2008 Annual Meeting of Stockholders and is incorporated by reference herein. Information included under the caption "Compensation Committee Report" in Allscripts' proxy statement for the 2008 Annual Meeting of Stockholders is incorporated by reference herein; however, this information shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission or subject to Regulation 14A or 14C, or the liabilities of Section 18 of the Securities Exchange Act of 1934.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information regarding security ownership is included under the caption "Ownership of Allscripts Common Stock" in Allscripts' proxy statement for the 2008 Annual Meeting of Stockholders and is incorporated by reference herein.

Information regarding securities authorized for issuance under equity compensation plans is included under the caption "Equity Compensation Plan Information" in Allscripts' proxy statement for the 2008 Annual Meeting of Stockholders and is incorporated by reference herein.

Item 13. Certain Relationships and Related Transactions and Director Independence

Information regarding certain relationships and related party transactions is included under the caption "Certain Relationships and Related Party Transactions" in Allscripts' proxy statement for the 2008 Annual Meeting of Stockholders and is incorporated by reference herein. Information included under the caption "Corporate Governance—Director Independence" in Allscripts' proxy statement for the 2008 Annual Meeting of Stockholders is incorporated by reference herein.

Item 14. Principal Accountant Fees and Services

Information regarding principal accountant fees and services is under the caption "Independent Public Accountants" in Allscripts' proxy statement for the 2008 Annual Meeting of Stockholders and is incorporated by reference herein.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a)(1) Financial Statements

The following consolidated financial statements of Allscripts Healthcare Solutions, Inc. and its subsidiaries are included in Part II of this report:

(a)(2) Financial Statement Schedules

(a)(3) List of Exhibits

See Index to Exhibits

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 29, 2008.

ALLSCRIPTS HEALTHCARE SOLUTIONS, INC.

By: /s/ GLEN E. TULLMAN
Glen E. Tullman
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below on February 29, 2008 by the following persons on behalf of the Registrant in the capacities indicated.

Signature	Title
/s/ GLEN E. TULLMAN **Glen E. Tullman**	Chairman, Chief Executive Officer, and Director (Principal Executive Officer)
/s/ WILLIAM J. DAVIS **William J. Davis**	Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ BERNARD GOLDSTEIN **Bernard Goldstein**	Director
/s/ PHILIP D. GREEN **Philip D. Green**	Director
/s/ M. FAZLE HUSAIN **M. Fazle Husain**	Director
/s/ MICHAEL J. KLUGER **Michael J. Kluger**	Director
/s/ ROBERT A. COMPTON **Robert A. Compton**	Director
/s/ M.L. GAMACHE **M.L. Gamache**	Director
/s/ JOHN P. MCCONNELL **John P. McConnell**	Director

INDEX TO EXHIBITS

Exhibit Number	Description	Reference
2.1	Agreement of Merger, dated as of January 18, 2006, by and among Allscripts Healthcare Solutions, Inc., Quattro Merger Sub Corp., A4 Health Systems, Inc. and John P. McConnell, in his capacity as Shareholder Representative.	Incorporated herein by reference from the Allscripts Healthcare Solutions, Inc. Current Report on Form 8-K filed on January 23, 2006
2.2	Stock Purchase Agreement, dated as of December 31, 2007, by and among Allscripts Healthcare Solutions, Inc., Battleship Acquisition Corp., the Selling Parties thereto and NICE Shareholder Representative, LLC.	Incorporated herein by reference from the Allscripts Healthcare Solutions, Inc. Current Report on Form 8-K filed on January 7, 2008
2.3	Option Purchase Agreement, dated as of May 28, 2007 between Allscripts Healthcare Solutions, Inc. and Medem, Inc.	Incorporated herein by reference from the Allscripts Healthcare Solutions, Inc. Annual Report on Form 8-K filed on May 31, 2007.
3.1	Amended and Restated Certificate of Incorporation of Allscripts Healthcare Solutions, Inc. (formerly named Allscripts Holding, Inc.).	Incorporated herein by reference from the Allscripts Healthcare Solutions, Inc. Registration Statement on Form S-4 as part of Amendment No. 1 filed on December 7, 2000 (SEC file no. 333-49568)
3.2	Certificate of Amendment of Amended and Restated Certificate of Incorporation of Allscripts Healthcare Solutions, Inc. (formerly named Allscripts Holding, Inc.).	Incorporated herein by reference from the Allscripts Healthcare Solutions, Inc. Registration Statement on Form S-4 as part of Amendment No. 1 filed on December 7, 2000 (SEC file no. 333-49568)
3.3	Certificate of Amendment of Amended and Restated Certificate of Incorporation of Allscripts Healthcare Solutions, Inc. (formerly named Allscripts Holding, Inc.).	Incorporated herein by reference from the Allscripts Healthcare Solutions, Inc. Registration Statement on Form S-4 as part of Amendment No. 1 filed on December 7, 2000 (SEC file no. 333-49568)
3.4	Bylaws of Allscripts Healthcare Solutions, Inc. (formerly named Allscripts Holding, Inc.).	Incorporated herein by reference from the Allscripts Healthcare Solutions, Inc. Registration Statement on Form S-4 as part of Amendment No. 1 filed on December 7, 2000 (SEC file no. 333-49568)
4.1	Indenture, dated as of July 6, 2004, between Allscripts Healthcare Solutions, Inc. and LaSalle Bank N.A., as trustee, related to the issuance of 3.50% Convertible Senior Debentures Due 2024.	Incorporated herein by reference from the Allscripts Healthcare Solutions, Inc. Current Report on Form 8-K filed on July 15, 2004
4.2	Resale Registration Rights Agreement, dated as of July 6, 2004, between Allscripts Healthcare Solutions, Inc. and Banc of America Securities LLC, as representative of the initial purchasers of the 3.50% Convertible Senior Debentures Due 2024.	Incorporated herein by reference from the Allscripts Healthcare Solutions, Inc. Current Report on Form 8-K filed on July 15, 2004

Exhibit Number	Description	Reference
10.1†	Allscripts Healthcare Solutions, Inc., 1993 Stock Incentive Plan (As Amended and Restated Effective February 28, 2007).	Incorporated herein by reference from the Allscripts Healthcare Solutions, Inc. Annual Report on Form 8-K filed on June 25, 2007.
10.2	Industrial Building Lease, dated April 30, 1997, between G2 Limited Partnership and Allscripts, Inc.	Incorporated herein by reference from the Allscripts, Inc. Registration Statement on Form S-1 filed on May 14, 1999 (SEC file no. 333-78431)
10.3	Lease Agreement between American National Bank and Trust Company of Chicago, as Trustee, and Allscripts, Inc., dated September 1996, as amended December 31, 1999.	Incorporated herein by reference from the Allscripts, Inc. Registration Statement on Form S-1 as part of Amendment No. 1 filed on February 18, 2000 (SEC file no. 333-95521)
10.4	Second Amendment, dated September 30, 2002, to Lease Agreement between LaSalle Bank National Association (previously American National Bank and Trust Company of Chicago), as Trustee, and Allscripts, Inc. dated September 1996, as amended December 31, 1999.	Incorporated herein by reference from the Allscripts Healthcare Solutions, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2002
10.5	Lease Agreement, dated as of September 17, 2004, between Allscripts, LLC and Merchandise Mart L.L.C.	Incorporated herein by reference from the Allscripts Healthcare Solutions, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2004
10.6	First amendment, dated May 17, 2006, to Lease Agreement between Allscripts, LLC, as Tenant and Merchandise Mart L.L.C, as Landlord.	Incorporated herein by reference from the Allscripts Healthcare Solutions, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2006
10.7	Second Amendment, dated August 31, 2007, to Lease Agreement between Allscripts LLC, as Tenant and Merchandise Mart L.L.C., as Landlord.	Filed herewith
10.8	Credit Agreement, dated December 31, 2007, by and among Allscripts Healthcare Solutions, Inc., Allscripts LLC, A4 Health Systems, Inc., A4 Realty, LLC, Extended Care Information Network, Inc. each as Borrower, the Lenders from time to time parties thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, and J.P. Morgan Securities Inc., as lead arranger	Incorporated herein by reference from the Allscripts Healthcare Solutions, Inc. Annual Report on Form 8-K filed on January 7, 2008.
10.9†	Employment Agreement, dated as of July 8, 2002, between Allscripts Healthcare Solutions, Inc. and Glen E. Tullman.	Incorporated herein by reference from the Allscripts Healthcare Solutions, Inc. Quarterly Report on Form 10-Q for the quarter ended September 30, 2002
10.10†	Amendment, effective January 1, 2005, to Employment Agreement dated as of July 8, 2002 between Allscripts, LLC and Glen E. Tullman.	Incorporated herein by reference from the Allscripts Healthcare Solutions, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2004
10.11†	Amendment, effective July 7, 2006, to Employment Agreement dated as of July 8, 2002 between Allscripts, LLC and Glen E. Tullman.	Incorporated herein by reference from the Allscripts Healthcare Solutions, Inc. Current Report on Form 8-K filed on July 13, 2006

Exhibit Number	Description	Reference
10.12†	Employment Agreement, dated as of July 8, 2002, between Allscripts Healthcare Solutions, Inc. and Lee A. Shapiro.	Incorporated herein by reference from the Allscripts Healthcare Solutions, Inc. Quarterly Report on Form 10-Q for the quarter ended September 30, 2002
10.13†	Amendment, effective January 1, 2005, to Employment Agreement dated as of July 8, 2002 between Allscripts, LLC and Lee A. Shapiro.	Incorporated herein by reference from the Allscripts Healthcare Solutions, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2004
10.14†	Amendment, effective July 7, 2006, to Employment Agreement dated as of July 8, 2002 between Allscripts, LLC and Lee A. Shapiro.	Incorporated herein by reference from the Allscripts Healthcare Solutions, Inc. Current Report on Form 8-K filed on July 13, 2006
10.15†	Employment Agreement, dated as of October 8, 2002, between Allscripts Healthcare Solutions, Inc. and William J. Davis.	Incorporated herein by reference from the Allscripts Healthcare Solutions, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2002
10.16†	Amendment, effective January 1, 2005, to Employment Agreement dated as of October 8, 2002 between Allscripts, LLC and William J. Davis.	Incorporated herein by reference from the Allscripts Healthcare Solutions, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2004
10.17†	Amendment, effective July 7, 2006, to Employment Agreement dated as of October 8, 2002 between Allscripts, LLC and William J. Davis.	Incorporated herein by reference from the Allscripts Healthcare Solutions, Inc. Current Report on Form 8-K filed on July 13, 2006
10.18†	Employment Agreement, dated as of July 8, 2002, between Allscripts Healthcare Solutions, Inc. and Joseph E. Carey.	Incorporated herein by reference from the Allscripts Healthcare Solutions, Inc. Quarterly Report on Form 10-Q for the quarter ended September 30, 2002
10.19†	Amendment, effective January 1, 2005, to Employment Agreement dated as of July 8, 2002 between Allscripts, LLC and Joseph E. Carey.	Incorporated herein by reference from the Allscripts Healthcare Solutions, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2004
10.20†	Amendment, effective July 7, 2006, to Employment Agreement dated as of July 8, 2002 between Allscripts, LLC and Joseph E. Carey.	Incorporated herein by reference from the Allscripts Healthcare Solutions, Inc. Current Report on Form 8-K filed on July 13, 2006
10.21†	Amendment, effective May 4, 2007, to Employment Agreement dated as of July 8, 2002 between Allscripts, LLC and Joseph E. Carey.	Incorporated herein by reference from the Allscripts Healthcare Solutions, Inc. Quarterly Report on Form 10-Q for the quarter ended March 31, 2007
10.22†	Employment Agreement, dated as of January 31, 2003, between Allscripts, LLC and Laurie McGraw.	Incorporated herein by reference from the Allscripts Healthcare Solutions, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2005
10.23†	Amendment, effective April 17, 2003, to Employment Agreement dated as of January 31, 2003 between Allscripts, LLC and Laurie McGraw.	Incorporated herein by reference from the Allscripts Healthcare Solutions, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2005

Exhibit Number	Description	Reference
10.24†	Amendment, effective July 7, 2006, to Employment Agreement dated as of January 31, 2003 between Allscripts, LLC and Laurie McGraw.	Incorporated herein by reference from the Allscripts Healthcare Solutions, Inc. Current Report on Form 8-K filed on July 13, 2006
10.25†	Employment Agreement, dated as of February 28, 2006, between Allscripts, LLC and David Bond.	Incorporated herein by reference from the Allscripts Healthcare Solutions, Inc. Quarterly Report on Form 10-Q for the quarter ended March 31, 2007
10.26†	Employment Agreement, dated as April 24, 2007, between Allscripts, Inc. and Benjamin Bulkley.	Incorporated herein by reference from the Allscripts Healthcare Solutions, Inc. Current Report on Form 8-K filed on April 24, 2007
10.27†	Form of Allscripts Healthcare Solutions, Inc. Nonqualified Incentive Stock Option Agreement.	Incorporated herein by reference from the Allscripts Healthcare Solutions, Inc. Current Report on Form 8-K filed on January 5, 2005
10.28	Stock Rights and Restrictions Agreement by and between Allscripts Healthcare Solutions, Inc. and IDX Systems Corporation, dated as of January 8, 2001.	Incorporated herein by reference from the Allscripts Healthcare Solutions, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2001
10.29	Amended and Restated Strategic Alliance Agreement by and between Allscripts Healthcare Solutions, Inc. and IDX Systems Corporation, dated as of January 18, 2006.	Incorporated herein by reference from the Allscripts Healthcare Solutions, Inc. Current Report on Form 8-K filed on January 19, 2006
10.30	Amended and Restated Cross License and Software Maintenance Agreement by and between IDX Systems Corporation and ChannelHealth Incorporated, dated January 8, 2001.	Incorporated herein by reference from the Allscripts Healthcare Solutions, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2001
10.31*	Pharmacy Services Prime Vendor Agreement for Allscripts Healthcare Solutions, Inc., dated as of February 1, 2002, between Allscripts Healthcare Solutions, Inc. and Bergen Brunswig Drug Co.	Incorporated herein by reference from the Allscripts Healthcare Solutions, Inc. Quarterly Report on Form 10-Q for the quarter ended March 31, 2002
10.32	First Amendment, dated July 31, 2002, among Allscripts Healthcare Solutions, Inc., Bergen Brunswig Drug Company doing business as Amerisource Bergen and Allscripts, Inc., to Pharmacy Services Prime Vendor Agreement, dated as of February 1, 2002, between Allscripts Healthcare Solutions, Inc. and Bergen Brunswig Drug Company doing business as Amerisource Bergen.	Incorporated herein by reference from the Allscripts Healthcare Solutions, Inc. Quarterly Report on Form 10-Q for the quarter ended September 30, 2002.
10.33†	Allscripts Healthcare Solutions, Inc. 2001 Non-Statutory Stock Option Plan.	Incorporated herein by reference from the Allscripts Healthcare Solutions, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2002
10.34†	Form of Restricted Stock Award Agreement (Directors).	Incorporated herein by reference from the Allscripts Healthcare Solutions, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2005.

Exhibit Number	Description	Reference
10.35†	Form of Restricted Stock Award Agreement (Officers and Employees).	Incorporated herein by reference from the Allscripts Healthcare Solutions, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2005.
10.36†	Amendment to Form of Restricted Stock Award Agreement	Incorporated herein by reference from the Allscripts Healthcare Solutions, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2006
10.37†	Form of Restricted Stock Unit Agreement (Directors)	Filed herewith
10.38†	Form of Restricted Stock Unit Agreement (Officers and Employees)	Filed herewith
10.39†	Executive Management Bonus Program 2006	Incorporated herein by reference from the Allscripts Healthcare Solutions, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2005.
12.1	Statement Regarding Computation of Ratio of Earnings to Fixed Charges	Filed herewith
21.1	Subsidiaries	Filed herewith
23.1	Consent of Grant Thornton LLP	Filed herewith
31.1	Rule 13a-14(a) Certification of Chief Executive Officer	Filed herewith
31.2	Rule 13a-14(a) Certification of Chief Financial Officer	Filed herewith
32.1	Section 1350 Certifications of Chief Executive Officer and Chief Financial Officer	Filed herewith

† Indicates management contract or compensatory plan.

* Portions of this exhibit have been omitted pursuant to the Commission's grant of confidential treatment.

EXHIBIT 31.1

CERTIFICATION

I, Glen E. Tullman, certify that:

1. I have reviewed this annual report on Form 10-K of Allscripts Healthcare Solutions, Inc;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b. designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c. evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d. disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's Board of Directors (or persons performing the equivalent functions):
   a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting, which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 29, 2008

/s/ Glen E. Tullman
Chairman and Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION

I, William J. Davis, certify that:

1. I have reviewed this annual report on Form 10-K of Allscripts Healthcare Solutions, Inc;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's Board of Directors (or persons performing the equivalent functions):

    a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting, which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 29, 2008

/s/ William J. Davis
Chief Financial Officer

EXHIBIT 32.1

The following statement is being made to the Securities and Exchange Commission solely for purposes of Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. 1350), which carries with it certain criminal penalties in the event of a knowing or willful misrepresentation.

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

Re: Allscripts Healthcare Solutions, Inc.

Ladies and Gentlemen:

In accordance with the requirements of Section 906 of the Sarbanes-Oxley Act of 2002 (18 USC 1350), each of the undersigned hereby certifies that:

(i) this Annual Report on Form 10-K for the year ended December 31, 2007, which this statement accompanies, fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(ii) the information contained in this annual report on Form 10-K for the year ended December 31, 2007, fairly presents, in all material respects, the financial condition and results of operations of Allscripts Healthcare Solutions, Inc.

Dated as of this 29th day of February, 2008.

/s/ GLEN E. TULLMAN	/s/ WILLIAM J. DAVIS
Glen E. Tullman	**William J. Davis**
Chief Executive Officer	**Chief Financial Officer**

A signed original of this written statement required by Section 906 has been provided to Allscripts Healthcare Solutions, Inc. and will be retained by Allscripts Healthcare Solutions, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

END